THE BANK OF KENTUCKY
FINANCIAL CORPORATION



2007 Annual Report



Northern Kentucky's

PARTNER IN PROGRESS

Mission Statement:
To deliver superior customer service every day to every person we serve.

In Memoriam



The Bank of Kentucky lost a trusted advisor and its former Chairman of the Board. The entire Northern Kentucky community lost a wonderful friend when Robert Charles "R.C." Durr passed away on May 21, 2007. R.C. was one of the founders of the Bank of Boone County, which later changed its name to The Bank of Kentucky.

Born in 1919, he started the R.C. Durr Company in 1950 and the R.C. Durr Foundation in 1970. Among his countless community service efforts, he was the past president of Kentucky Association of Highway Contractors, past president of Kentucky Road Builders Association and served on NKU Foundation Board of Directors. The R.C. Durr YMCA of Boone County bears his name. His real passion though, was horses, having served on the Kentucky Racing Commission while maintaining a farm in Richwood until his passing.

God bless you R.C. You are missed.

Highlights *(dollars in thousands, except per share amounts)*


ASSET GROWTH
$1250K
$1000K
$750K
$500K
$250K
0
$815,976
$878,129
$957,338
$1,051,563
$1,232,724
03 04 05 06 07


DEPOSIT GROWTH
$1250K
$1000K
$750K
$500K
$250K
0
$698,727
$752,800
$831,110
$914,427
$1,062,079
03 04 05 06 07


LOAN GROWTH
$1000K
$800K
$600K
$400K
$200K
0
$660,442
$719,157
$731,059
$814,101
$949,714
03 04 05 06 07


DIVIDENDS PER SHARE
$0.50
$0.40
$0.30
$0.20
$0.10
0
$0.17
$0.23
$0.30
$0.38
$0.46
03 04 05 06 07


EARNINGS PER SHARE
Net of Proforma Effects of Stock Options(1)
2.00
1.50
1.00
0.50
0.00
1.57
1.69
1.71
1.48
1.60
1.62
1.79
1.93
03 04 05 06 07


RETURN ON ASSETS
Net of Proforma Effects of Stock Options(1)
2.00%
1.50%
1.00%
0.50%
0.00%
1.19%
1.21%
1.14%
1.13%
1.14%
1.07%
1.08%
0.99%
03 04 05 06 07


RETURN ON EQUITY
Net of Proforma Effects of Stock Options(1)
20%
15%
10%
5%
0%
14.84%
14.39%
13.11%
14.00%
13.60%
12.36%
12.58%
12.39%
03 04 05 06 07


EARNINGS
Net of Proforma Effects of Stock Options(1)
$15K
$12K
$9K
$6K
$3K
0
$9,359
$10,058
$10,127
$8,833
$9,512
$9,552
$10,452
$11,131
03 04 05 06 07

(1) In 2006, *the Company began recording its stock option expense in accordance with* Statement *of* Financial Accounting Standards No. 123(R), *Share-Based Payment* ("FAS 123(R)").

Letter to Shareholders

Many a wise individual has stated that timing is everything. I feel ours is impeccable.

Since The Bank of Kentucky was created in 1990, the population in Northern Kentucky has grown by more than 16%[1]. This was faster than the Commonwealth, States of Ohio and Indiana or the United States as a whole. And it continues to rise at a blistering pace, increasing 6.4% from 2000-2006[2].

In addition, Northern Kentucky has become the focal point for many Fortune 500 companies, as well as home grown organizations that have a national presence. Serving as a headquarters location has helped fuel the 34,000 new jobs added to our economy between 1990 and 2000[1]. And a recent University of Cincinnati report indicated that new and expanding businesses created more than 1,300 jobs in Northern Kentucky last year.

What all of this means is that 442,000 people now reside in Northern Kentucky[2]. As a financial institution, this is extremely important because all of these individuals need (or eventually will need) checking and savings accounts, mortgage loans, credit cards, retirement accounts, car loans, etc. They not only need the products and services we offer, but they need someone to help guide them through their financial journey in life – a partner, so to speak.

In fact, The Bank of Kentucky has served as a partner for this progress by not only providing the banking services that individuals need, but by providing the capital resources and services that businesses need to grow and prosper.

Banks are Front Page News Again

Yet, despite the grand growth and prosperity within our region, local, regional and national banks, all operating in our market, are reporting increased loan losses and delinquencies. This is due mostly to the struggling real estate market nationwide. Risky lending and aggressive underwriting by our industry have contributed to the current state of our economy.

We Stayed the Course

Although our company is not immune to the current loan crisis, we have always maintained sound credit practices and responsible lending. Many banks, though, lend money to people and companies they do not take the time to understand. That's not the way we do business here. The overwhelming majority of our loans are to Northern Kentucky and Southwest Ohio–based companies and individuals, so we have a vested interest in their success.

As I have mentioned in previous reports, our bank was built to continue earnings growth during any economic cycle. There is no long-term interest rate exposure on either side of our balance sheet as our strategic decision to reduce risk and enhance fee income is showing the positive results we projected … and we believe every year will get better for us.

As you will read later in this year's annual report, our customers value the personal service and sound advice we provide to them, individually and corporately. They truly view us as a partner in THEIR progress.

The report on our financial progress for fiscal year 2007 is listed below:

Net Income grew to a record $11.1 million, up 6%
Diluted Earnings per Share rose 8% to $1.93
Total Assets are $1.23 billion, up 17%
Total Deposits grew to $1.1 billion, up 16%
Total Loans increased 17% to $950 million
Dividends rose by 21% to $.46/share



Robert W. Zapp, President and Chief Executive Officer

Included in our financial results is the May 2007 acquisition of FNB Bancorporation, Inc., parent of First Bank of Northern Kentucky, Inc. We not only obtained $74 million in assets, we filled in a gap in the Ft. Mitchell market and acquired some much needed office space.

Going Forward

Last year was a tough year to be a bank … and I suspect 2008 will be even tougher. It will be a time when reputation will play a huge role as consumers become increasingly nervous about the economy and seek out a bank they can trust to not only prosper, but to look out for them – their partner to help them prosper too. Equally important, they want a bank that is a vital and contributing member of the local community.

One example is our sponsorship of The Bank of Kentucky Center on the campus of Northern Kentucky University. The grand opening will occur in September 2008 and this high-profile venue will become a wonderful resource to the entire Northern Kentucky community hosting sporting events, concerts, graduations, corporate meetings and a variety of special events.

For the remainder of 2008, you can expect us to continue the course we charted in 1990 as we strive to:

- ***Reduce Risk*** – by maintaining a strong and independent credit department
- ***Invest in People and Technology*** – to improve our product and service offerings while making our employees more efficient
- ***Develop Niche Products and Services*** – increasing fee income and lessening our dependence on net interest margins
- ***Keep our Balance Sheet Strong and Flexible*** – to take advantage of growth opportunities
- ***Focus on Shareholder Value*** – by creating a financial institution capable of delivering long-term results

In closing, I want to thank my "partners" – the 330 employees who help me serve our customers and create relationships that last a lifetime.

Robert W. Zapp
PRESIDENT AND CEO
THE BANK OF KENTUCKY FINANCIAL CORPORATION, INC.

(1) Northern Kentucky Vision 2015 Report: Shaping our Future

(2) Northern Kentucky Chamber of Commerce and Northern Kentucky Tri-Ed 2008 Economic Profile and Community Forecast

Retail Banking

Retail Banking's most noted accomplishment in 2007 was growth in deposits. Annual Federal Deposit Insurance Corp. (FDIC) figures indicate we generated more than $170 million dollars in new deposits compared to the previous year[3]. This was far greater than our nearest competitor. Our market share improved, core deposits grew as a percentage of total deposits, and we closed the gap with our larger competitors, ranking 2nd in total market share in Northern Kentucky and ranking 8th in total market share in all of Greater Cincinnati. Although we are pleased with the deposit growth, we recognize the increased competition in our market. Banks from Louisville, Lexington, Ohio, and Indiana – all new to Northern Kentucky – have established branches and pose a challenge for retail banking going forward. Our ability to succeed in this type of environment depends on our people and how well we execute our strategy. In 2007, we succeeded in this effort largely due to the following.

New products and improved services contributed to the deposit growth. Express Checking was rolled out in February, providing on-the-go customers a flexible checking account that automatically refunds up to 4 ATM transaction fees per month. By the end of the year, we had over 900 Express Checking accounts. With our competitive Money Market Index account, expanding Group Banking Program for local businesses, and growing Online Banking and Cash Management capabilities, core deposits continued to grow throughout 2007, exceeding 55,000 accounts by the end of the year.

In May 2007, we completed the acquisition of First Bank, gaining approximately $63 million in deposits and loans. In addition, we added a new branch located in Fort Mitchell, next to the Chamber Center on a major road (Buttermilk Pike), off Interstate 75. Adding this branch to our current distribution, we now have 28 branches and 41 ATMs located throughout Northern Kentucky. Going forward, this acquisition and our existing footprint will provide the bank a solid base from which Retail can continue to grow.

Late in 2007, the bank completed construction of the new Walton Branch, located on Mary Grubbs Highway, just down the street from its old location. With more office space, easier access to traffic, and a larger parking lot, the new Walton Branch can continue its rapid growth, serving the thriving community surrounding it.

(3) As of June 30, 2007.



David Dalton (right), Owner of two businesses, red hot* PROMOTIONS *and Galerie Zaum, and Linda Stapleton, branch manager, Ft. Thomas, on-site at the newly renovated offices and retail space at 811 Monmouth Street, Newport. Since opening a small checking account in 2003, Dalton's businesses have outgrown various locations and we have provided the financing necessary to keep his businesses growing.

Chris Derry (left), Co-owner, Silverlake Family Recreation Center, and Brett Blackwell, Commercial Lending, worked together to obtain financing for its $5.0 million, 100,000 square foot expansion to create a state-of-the-art outdoor water park unique to the Erlanger area. Silverlake chose us because of our ability to deliver what we proposed quickly.



These developments help us address the needs of customers so we can continue to grow. However, the underlying reason we are able to prosper is simple ... Superior Service. When our people deliver superior service to every customer they serve, relationships grow, new business is developed, and our bank grows. We feel we do a better job of servicing the customer at all touch points (in-branch, phone, drive-thru, online, other departments, etc.). Many companies talk about sales, but we believe meaningful sales is merely an extension of consistent, team-oriented service. We take pride in solving problems, educating customers, and building long-term relationships based on trust. We want to be a partner upon which customers can rely.

Jim Brueggemann wanted a partner when branch manager Diana Webster and President Bob Zapp met with him at his kitchen table in 1997. Bavarian Trucking is a family-owned and operated business that was founded in 1901 and is now five generations strong. They were looking for a bank and banker that would take the time to get to know them and their business. From that initial commercial checking account and line of credit, the relationship has grown into multiple checking accounts, a commercial line of credit and letters of credit, payment processing, electronic processing, trust accounts and personal banking business of the entire Brueggemann family.

Developing these types of customer experiences and long-term relationships will allow the bank to grow and prosper for years to come. It was what the bank was built on and we are committed to this strategy.

Lending Division

Overall, total loans increased $135.5 million or 17% from 2006. We attribute this to the fact that we are a community bank, with LOCAL decision makers and lenders who are easy to contact and know how to structure solutions for any type of loan. Our focus remains on exceeding customer needs. We don't want customers who are just satisfied. We want to WOW them everyday.

Commercial Lending – as a whole, the commercial group enjoyed a 16% growth in loans over 2006. Commercial real estate led the way with more than $115 million in loan production, while corporate banking and business banking added close to $100 million.

Residential Mortgage – while the environment was tough, the losses we incurred in the residential mortgage portfolio were minimal in comparison to the majority of our local competitors. We increased our staff of originators with an emphasis on generating business from outside referral sources, resulting in a 16% increase in business from these individuals compared to 2006. While we anticipate the continuation of the housing slump throughout most of 2008, we have seen an increase in refinancing as a new wave of adjustable rate mortgages (ARMs) are coming due for their first adjustment.

Consumer Lending – was led by our home equity products. Homeowners, who might have considered buying a new house, are deciding to remodel or build additions to their existing homes instead. As consumers grow increasingly wary of the problems associated with the larger banks and their mortgage exposure, we expect home equity activity to increase in 2008.

We have found most of our business customers are looking for "a bank"; one institution upon which they can rely to meet their growing financial needs – that partner they can count on.

Such was the case with Blue Grass Metals, Inc., who came to us in 2006 looking for a relationship with a bank that could grow with them. They were tired of dealing with several different loan officers, multiple layers for approval and having to explain their business and banking needs each time. Forecasting revenues to more than double by 2010, Blue Grass Metals needed working capital, equipment and mortgage financing to build a new, state-of-the-art $2.3 million facility large enough to accommodate this type of growth. In the next two years, they plan to expand into Mexico, increase their production and add new equipment

Business Services

Sometimes partnerships take the form of alliances with vendors to bring our customers new and/or improved products and services or to reduce corporate risk. Such is the case with our Business Services division.

One example is our Health Savings Account program. We work with Third Party Administrators who provide medical health plans to area businesses. The result – we have more than 3,000 HSA accounts, are one of the leading HSA providers in the region, and offer a full suite of HSA products, including checking accounts, money market accounts, certificates of deposit and investments.



Pete Wingate (far left), Chris Herald (standing) and Thomas Herald (far right) of Management Solutions LLC a division of Vertex Professional Group Inc., along with Michael Fennell of the Bank's Cash Management Services, at the Erlanger City Center.

Management Solutions is a family run business that looked to partner with a bank sharing similar values, such as customer care and advanced technology. The Bank of Kentucky was able to structure a cash management plan that allowed Management Solutions to better serve their customers, as well as a customized answer for their processing needs, saving them time and money.

Also, we currently work with software companies to develop software to manage and reduce the risk associated with ACH and Remote Deposit processing. Anything we can do to mitigate risk makes our institution stronger for shareholders, customers and employees.

The Bank has partnered with our core processor, CSI, to install teller automation software that will decrease losses associated with bad checks and improve controls while increasing efficiencies within our operations. We're also working with CSI to develop credit administration software; allowing us to better monitor our customer's credit information and make more informed decisions.

In addition, our previous investments in the technology necessary to offer business customers the products and services they need continue to be prudent ones. In 2007, our monthly automated clearing house (ACH) volume increased 27% while our Remote Deposit customer base grew 300%.





The Bank of Kentucky Field, on the campus of Thomas More College, is another example of our commitment to support the educational institutions in our area.

Community Connections

One of the most rewarding ways we partner is through community involvement. While high profile sponsorships like The Bank of Kentucky Center or the recent donation to help build an athletic complex at Thomas More College garner the headlines, it's the work our employees do everyday with non-profit and civic organizations that's the true measure of being a partner.

Our employees contribute something more valuable than money to these organizations, they contribute their time. In fact, more than 60% of our branch managers and commercial lending officers serve TWO OR MORE different non-profit or civic groups while our senior management is taking a leadership role in organizations such Vision 2015, the Northern Kentucky Chamber of Commerce, the United Way, etc.

Officers of The Bank of Kentucky

Robert W. Zapp
President & CEO

Donald G. Bahr
Executive Vice President*

Andrew C. Collins
Executive Vice President

Mark G. Exterkamp
Executive Vice President

Robert D. Fulkerson
Executive Vice President

Martin J. Gerrety
Executive Vice President

Donald G. Benzinger
Senior Vice President

Kathleen S. Haines
Senior Vice President

Gary J. Menne
Senior Vice President

Jerry H. Meyer
Senior Vice President

Martha A. Snider
Senior Vice President

Charles J. Snyder
Senior Vice President

Melissa K. Ziegelmeyer
Senior Vice President

Dottie G. Barnett
Vice President

Melissa A. Behler
Vice President

Yvette M. Carter
Vice President

Kathy L. Conover
Vice President

William D. Dern
Vice President

Dennis Gabbard
Vice President

Steven P. Gillespie
Vice President

Cynthia E. Hamm
Vice President

Diane M. Kent
Vice President

Gregory A. Kirst
Vice President

Joseph P. Mayer
Vice President

Patricia B. McDermott
Vice President

Craig W. Pietrosky
Vice President

Randall J. Rawe
Vice President

R. Todd Slagle
Vice President

Mark A. Tranbarger
Vice President

James R. Uebel
Vice President

Peter J. Weickgenannt
Vice President

John G. Wilson
Vice President

Paul M. Wray
Vice President

Brett N. Blackwell
Assistant Vice President

Mark D. Brock
Assistant Vice President

M. Renee Cain
Assistant Vice President

Troy M. Fedders
Assistant Vice President

William A. Harding
Assistant Vice President

Lisa D. Hedrick
Assistant Vice President

Drew R. Isenhour
Assistant Vice President

Julia A. Kearns
Assistant Vice President

Casey P. McEvoy
Assistant Vice President

Frederick A. McGarry
Assistant Vice President

Andrea S. Menzer
Assistant Vice President

Kevin R. Mooney
Assistant Vice President

James W. Owens
Assistant Vice President

Mary Ann Pfetzer
Assistant Vice President

William J. Santos
Assistant Vice President

Steven G. Schenkel
Assistant Vice President

Laura L. Scroggin
Assistant Vice President

Corey B. Sidebottom
Assistant Vice President

W. Neil Spencer
Assistant Vice President

Phyliss J. Stamper
Assistant Vice President

Linda G. Stapleton
Assistant Vice President

Diana R. Webster
Assistant Vice President

Joy S. Wilson
Assistant Vice President

Mark A. Yelton
Assistant Vice President

Lynne M. Cole
Assistant Treasurer

Kristie J. Courtney
Assistant Treasurer

Brandon M. Devault
Assistant Treasurer

Stephanie L. Due
Assistant Treasurer

Brad D. Hungler
Assistant Treasurer

Lisa R. Metzger
Assistant Treasurer

John D. Seiter
Assistant Treasurer

Cathy L. Fightmaster
Assistant Cashier

Sarah Goetz
Assistant Cashier

Virginia K. Hall
Assistant Cashier

Melinda E. Jackson
Assistant Cashier

Erin M. Keyser
Assistant Cashier

Jennifer K. Lonkard
Assistant Cashier

William Marcum
Assistant Cashier

Geoffrey Michael
Assistant Cashier

Jamie L. Miller
Assistant Cashier

Teresa A. Rayburn
Assistant Cashier

Amy J. Roberts
Assistant Cashier

Sherry J. Sandusky
Assistant Cashier

Patty J. Stamm
Assistant Cashier

William B. Thesing
Assistant Cashier

Sally I. Vonder Haar
Assistant Cashier

Natalie E. Wickey
Assistant Cashier

Officers of The Bank of Kentucky Financial Corporation

Rodney S. Cain
Chairman of the Board
Chairman,
Wiseway Plumbing
& Electrical

Robert W. Zapp
President & CEO,
The Bank of Kentucky, Inc.

Herbert H. Works
Secretary
President,
Boone-Kenton Lumber

Martin J. Gerrety
Treasurer,
Assistant Secretary
Executive Vice President,
The Bank of Kentucky, Inc.

Board of Directors of The Bank of Kentucky, Inc. and The Bank of Kentucky Financial Corporation

Charles M. Berger
President,
Biltz Insurance

Rodney S. Cain
Chairman,
Wiseway Plumbing
& Electrical

Ruth Seligman Doering
President & CEO,
Charles Seligman
Distributing Company, Inc.

Harry J. Humpert
President,
Humpert Enterprises, Inc.

Barry G. Kienzle
Senior Vice President
and CFO,
Paul Hemmer Companies

John E. Miracle
D.M.D., Retired

Mary Sue Rudicill
Chairman,
Belleview Sand & Gravel

John P. Williams, Jr.
Retired President,
Greater Cincinnati
Chamber of Commerce

Herbert H. Works
President,
Boone-Kenton Lumber Co.

Robert W. Zapp
President & CEO,
The Bank of Kentucky, Inc.

U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______.

Commission File Number: 0-25960

THE BANK OF KENTUCKY FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Kentucky	**61-1256535**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

111 Lookout Farm Drive, Crestview Hills, Kentucky 41017
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (859) 371-2340

Securities registered pursuant to Section 12(b) of the Exchange Act:
None

Securities registered pursuant to Section 12(g) of the Exchange Act:
Common Stock, no par value
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant has (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting Common Stock held by non-affiliates of the registrant as of June 30, 2007 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $81,500,000.

At March 1, 2008, there were 5,645,107 shares of the registrant's common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement of the registrant filed, or to be filed, with the Securities and Exchange Commission are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

PART I

Item 1. Business

General

The Bank of Kentucky Financial Corporation ("BKFC") is a bank holding company that was incorporated as a Kentucky corporation in 1993 and engaged in no business activities until 1995, when BKFC acquired all of the issued and outstanding shares of common stock of The Bank of Kentucky, Inc. (the "Bank"), a bank incorporated under the laws of the Commonwealth of Kentucky (formerly named "The Bank of Boone County, Inc."), and Burnett Federal Savings Bank ("Burnett"), a federal savings bank that was later merged into the Bank. BKFC, through the Bank, is engaged in the banking business in Kentucky.

Formed in 1990, the Bank provides a variety of community-oriented consumer and commercial financial services to customers throughout Northern Kentucky. The principal business activity of the Bank consists of accepting consumer and commercial deposits and using such deposits to fund residential and non-residential real estate loans and commercial, consumer, construction and land development loans. The Bank's primary market area for both loans and deposits includes Boone, Kenton and Campbell counties and parts of Grant and Gallatin counties in Northern Kentucky.

On June 14, 2000, BKFC consummated the acquisition of the Fort Thomas Financial Corporation ("FTFC") and its wholly owned subsidiary, the Fort Thomas Savings Bank ("FTSB"). FTFC was merged with and into BKFC and FTSB was merged with and into the Bank. Upon consummation of this acquisition, 865,592 shares of BKFC were issued for substantially all of the outstanding shares of FTFC. The combination was accounted for as a pooling of interests and the historical financial position and results of operations of the two companies have been combined for financial reporting purposes.

On November 22, 2002, BKFC consummated the acquisition of certain assets and assumption of certain liabilities of Peoples Bank of Northern Kentucky ("PBNK"). This acquisition was accounted for under the purchase method of accounting and accordingly the tangible and identifiable intangible assets and liabilities of the purchase were recorded at estimated fair values. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The adjustments necessary to record tangible and identifiable intangible assets and liabilities at fair value will be amortized to income and expensed over the estimated remaining lives of the related assets and liabilities.

On May 18, 2007, BKFC consummated the acquisition of FNB Bancorporation, Inc. and its subsidiary, First Bank of Northern Kentucky, Inc. ("First Bank"). This acquisition was accounted for under the purchase method of accounting and accordingly the tangible and identifiable intangible assets and liabilities of the purchase were recorded at estimated fair values. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The adjustments necessary to record tangible and identifiable intangible assets and liabilities at fair value will be amortized to income and expensed over the estimated remaining lives of the related assets and liabilities.

As a bank incorporated under the laws of the Commonwealth of Kentucky, the Bank is subject to regulation, supervision and examination by the Department of Financial Institutions of the Commonwealth of Kentucky (the "Department"). The Bank is also a member of the Federal Home Loan Bank of Cincinnati (the "FHLB").

Because BKFC's activities have been limited primarily to holding the shares of common stock of the Bank, the following discussion of operations focuses primarily on the business of the Bank.

Available Information

BKFC maintains an Internet web site at the following internet address: http://www.bankofky.com. BKFC makes available free of charge through its website, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material was electronically filed with, or furnished to the Securities and Exchange Commission ("SEC"). Materials that BKFC files with the SEC may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. This information may also be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at the SEC's website, www.sec.gov. BKFC will provide a copy of any of the foregoing documents to stockholders free of charge upon request.

Lending Activities

General. As a commercial bank, the Bank offers a wide variety of loans. Among the Bank's lending activities are the origination of loans secured by first mortgages on nonresidential real estate; loans secured by first mortgages on one- to four-family residences; commercial loans secured by various assets of the borrower; unsecured consumer loans and consumer loans secured by automobiles, boats and recreational vehicles; and construction and land development loans secured by mortgages on the underlying property.

The following table sets forth the composition of the Bank's loan portfolio by type of loan at the dates indicated:

	As of December 31,									
	2007		2006		2005		2004		2003	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
					(Dollars in thousands)					
Type of Loan:										
Nonresidential real estate loans	$387,234	40.7%	$359,943	44.2%	$295,326	40.4%	$290,684	40.3%	$249,683	37.8%
Residential real estate loans	215,915	22.7	181,534	22.3	183,644	25.1	188,140	26.1	175,492	26.5
Commercial loans	182,431	19.2	151,213	18.6	136,693	18.7	130,760	18.2	130,022	19.7
Consumer loans	20,601	2.2	19,260	2.3	20,046	2.7	20,606	2.9	19,367	2.9
Construction and land development loans	134,807	14.2	95,812	11.8	89,847	12.3	84,690	11.8	82,356	12.5
Municipal obligations	9,354	1.0	6,970	0.8	6,171	0.8	5,074	0.7	4,183	0.6
Total loans	$950,342	100.0%	$814,732	100.0%	$731,727	100.0%	$719,954	100.0%	$661,103	100.0%
Less:										
Deferred loan fees	628		631		668		797		661	
Allowance for loan losses	8,505		6,918		7,581		7,214		6,855	
Net loans	$941,209		$807,183		$723,478		$711,943		$653,587	

Loan Maturity Schedule. The following table sets forth certain information, as of December 31, 2007, regarding the dollar amount of loans maturing in the Bank's portfolio based on their contractual terms to maturity and the dollar amount of such loans that have fixed or variable rates within certain maturity ranges ending after 2007:

	Due within one year	Due after 1 year to 5 years	Due after 5 years	Total
		(Dollars in thousands)		
Commercial loans	$ 99,557	$ 82,006	$ 868	$182,431
Construction and land development loans	134,807	—	—	134,807
Total	$ 234,364	$ 82,006	$ 868	$317,238
Interest sensitivity:				
With fixed rates		$ 48,653	$ 245	
With variable rates		33,353	623	
Total		$ 82,006	$ 868	

Nonresidential Real Estate Loans. The Bank makes loans secured by first mortgages on nonresidential real estate, including retail stores, office buildings, warehouses, apartment buildings and recreational facilities. Such mortgage loans generally have terms to maturity of between 10 and 20 years and are made with adjustable interest rates ("ARMs"). Interest rates on the ARMs adjust every one, three or five years based upon the interest rates of the applicable one- three- or five-year U.S. Treasury security then offered.

The Bank limits the amount of each loan in relationship to the appraised value of the real estate and improvements at the time of origination of a nonresidential real estate loan. In accordance with regulations, the maximum loan-to-value ratio (the "LTV") on nonresidential real estate loans made by the Bank is 80%, subject to certain exceptions.

Nonresidential real estate lending is generally considered to involve a higher degree of risk than residential lending. Such risk is due primarily to the dependence of the borrower on the cash flow from the property to service the loan. If the cash flow from the property is reduced due to a downturn in the economy, for example, or due to any other reason the borrower's ability to repay the loan may be impaired. To reduce such risk, the decision to underwrite a nonresidential real estate loan is based primarily on the quality and characteristics of the income stream generated by the property and/or the business of the borrower. In addition, the Bank generally obtains the personal guarantees of one or more of the principals of the borrower and carefully evaluates the location of the real estate, the quality of the management operating the property, the debt service ratio and appraisals supporting the property's valuation.

At December 31, 2007, the Bank had a total of $387 million invested in nonresidential real estate loans, the vast majority of which were secured by property located in the Northern Kentucky metropolitan area. Such loans comprised approximately 41% of the Bank's total loans at such date, $1.69 million of which were non-performing.

Residential Real Estate Loans. The Bank originates permanent conventional loans secured by first mortgages on single-family and multi-family residential properties located in the Northern Kentucky area. The Bank also originates loans for the construction of residential properties and home equity loans secured by second mortgages on residential real estate. Each of such loans is secured by a mortgage on the underlying real estate and improvements thereon, if any.

The residential real estate loans originated for the Bank's portfolio are either one- or three-year ARMs. Such loans typically have adjustment period caps of 2% and lifetime caps of 6%. The maximum amortization period of such loans is 30 years. The Bank does not engage in the practice of deeply discounting the initial rates on such loans, nor does the Bank engage in the practice of putting payment caps on loans that could lead to negative amortization. Historically, the Bank has not made fixed-rate residential mortgage loans for its portfolio. In order to meet consumer demand for fixed-rate loans, however, the Bank has originated loans for other lenders willing to accept the interest rate and credit risk.

The Bank requires private mortgage insurance for the amount of any such loan with an LTV in excess of 90%.

The aggregate amount of the Bank's residential real estate loans equaled approximately $216 million at December 31, 2007, and represented 23% of total loans at such date. At December 31, 2007, the Bank had $3.47 million of non-performing loans of this type.

Loans held for sale. The Bank originates residential real estate loans to be sold, service released, subject to commitment to purchase in the secondary market. These loans are fixed rate with terms ranging from fifteen to thirty years. At December 31, 2007, these loans totaled $2.67 million.

Commercial Loans. The Bank offers commercial loans to individuals and businesses located throughout Northern Kentucky and the metropolitan area. The typical commercial borrower is a small to mid-sized company with annual sales under $10 million. The majority of commercial loans are made with adjustable rates of interest tied to the Bank's prime interest rate. Commercial loans typically have terms of one to five years. Commercial lending entails significant risks. Such loans are subject to greater risk of default during periods of adverse economic conditions. Because such loans are secured by equipment, inventory, accounts receivable and other non-real estate assets, the collateral may not be sufficient to ensure full payment of the loan in the event of a default. To reduce such risk, the Bank generally obtains personal guarantees from one or more of the principals backing the borrower. At December 31, 2007, the Bank had $182 million, or 19% of total loans, invested in commercial loans, $1.21 million of which was non-performing.

Consumer Loans. The Bank makes a variety of consumer loans, including automobile loans, recreational vehicle loans and personal loans. Such loans generally have fixed rates with terms from three to five years. Consumer loans involve a higher risk of default than residential real estate loans, particularly in the case of consumer loans that are unsecured or secured by rapidly depreciating assets, such as automobiles. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation, and the remaining deficiency may not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections depend on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, illness or personal bankruptcy. Various federal and state laws, including federal and state bankruptcy and insolvency laws, may also limit the amount that can be recovered on such loans. At December 31, 2007, the Bank had $21 million, or 2% of total loans, invested in consumer loans, $192,000 of which was non-performing.

Construction and Land Development Loans. The Bank makes loans for the construction of residential and nonresidential real estate and land development purposes. Most of these loans are structured with adjustable rates of interest tied to changes in the Bank's prime interest rate for the period of construction. A general contractor makes many of the construction loans originated by the Bank to owner-occupants for the construction of single-family homes. Other loans are made to builders and developers for various projects, including the construction of homes and other buildings that have not been pre-sold and the preparation of land for site and project development.

Construction and land development loans involve greater underwriting and default risks than do loans secured by mortgages on improved and developing properties, due to the effects of general economic conditions on real estate developments, developers, managers and builders. In addition, such loans are more difficult to evaluate and monitor. Loan funds are advanced upon the security of the project under construction, which is more difficult to value before the completion of construction. Moreover, because of the uncertainties inherent in estimating construction costs, it is relatively difficult to evaluate accurately the LTVs and the total loan funds required to complete a project. In the event a default on a construction or land development loan occurs and foreclosure follows, the Bank must take control of the project and attempt either to arrange for completion of construction or dispose of the unfinished project. At December 31, 2007, a total of $135 million, or approximately 14% of the Bank's total loans, consisted of construction and land development loans, $2.49 million of which were non-performing.

Municipal Obligations. The Bank makes loans to various Kentucky municipalities for various purposes, including the construction of municipal buildings and equipment purchases. Loans made to municipalities are usually secured by mortgages on the properties financed or by a lien on equipment purchased or by the general taxing authority of the municipality and provide certain tax benefits for the Bank. At December 31, 2007, the Bank had $9 million, or 1.0% of total loans, invested in municipal obligation loans, none of which were non-performing.

Loan Solicitation and Processing. The Bank's loan originations are developed from a number of sources, including continuing business with depositors, borrowers and real estate developers, periodic newspaper and radio advertisements, solicitations by the Bank's lending staff, walk-in customers, director referrals and an officer call program. For nonresidential real estate loans, the Bank obtains information with respect to the credit and business history of the borrower and prior projects completed by the borrower. Personal guarantees of one or more principals of the borrower are generally obtained. An environmental study of such real estate is normally conducted. Upon the completion of the appraisal of the nonresidential real estate and the receipt of information on the borrower, the loan application is submitted to the Bank's Loan Committee if it exceeds the officer's lending authority for approval or rejection. If, however, the loan relationship is in excess of $1.75 million, the loan will be submitted to the Bank's Executive Committee for approval or rejection.

In connection with residential real estate loans, the Bank obtains a credit report, verification of employment and other documentation concerning the creditworthiness of the borrower. An appraisal of the fair market value of the real estate on which the Bank will be granted a mortgage to secure the loan is prepared by an independent fee appraiser approved by the Bank's Board of Directors. An environmental study of such real estate is conducted only if the appraiser has reason to believe that an environmental problem may exist.

When a residential real estate loan application is approved, title insurance is normally obtained in respect of the real estate, which will secure the loan. When a nonresidential real estate loan application is approved, title insurance is customarily obtained on the title to the real estate, which will secure the mortgage loan. All borrowers are required to carry satisfactory fire and casualty insurance and flood insurance, if applicable, and name the Bank as an insured mortgagee.

Commercial loans are underwritten primarily on the basis of the stability of the income generated by the business and/or property. For most commercial loans, however, the personal guarantees of one or more principals of the borrowers are generally obtained. Consumer loans are underwritten on the basis of the borrower's credit history and an analysis of the borrower's income and expenses, ability to repay the loan and the value of the collateral, if any. The procedure for approval of construction loans is the same as for permanent mortgage loans, except that an appraiser evaluates the building plans, construction specifications and estimates of construction costs. The Bank also evaluates the feasibility of the proposed construction project and the experience and record of the builder.

Loan Origination and Other Fees. The Bank realizes loan origination fees and other fee income from its lending activities and also realizes income from late payment charges, application fees, and fees for other miscellaneous services. Loan origination fees and other fees are a volatile source of income, varying with the volume of lending, loan repayments and general economic conditions. Nonrefundable loan origination fees and certain direct loan origination costs are deferred and recognized as an adjustment to yield over the life of the related loan.

Delinquent Loans, Non-performing Assets and Classified Assets. When a borrower fails to make a required payment on a loan, the Bank attempts to cause the deficiency to be cured by contacting the borrower. In most cases, deficiencies are cured promptly as a result of these collection efforts.

Loans that are 90 days past due are not well secured and in the process of collection will be placed on non-accrual status. Under-collateralized loans that are 90 days past due will be fully or partially charged-off. The amount charged-off will be charged against the loan loss allowance.

The Bank has developed a risk-rating system to quantify commercial loan quality. The system assigns a risk rating from one to nine for each loan. Classified commercial loans are those with risk ratings of seven or higher. Each loan rating is determined by analyzing the borrowers' management, financial ability, sales trends, operating results, financial conditions, asset protection, contingencies, payment history, financial flexibility, credit enhancements and other relevant factors. Loans that fall into the classified categories are monitored on a regular basis and proper action is taken to minimize the Bank's exposure. Losses or partial losses will be taken when they are recognized.

The Bank's risk rating system is similar to that used by regulatory agencies. Problem assets are classified as "substandard" (risk rating 7), "doubtful" (risk rating 8) or "loss" (risk rating 9). "Substandard" assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. "Doubtful" assets have the same weaknesses as "substandard" assets, with the additional characteristics that (i) the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable and (ii) there is a high possibility of loss. An asset classified as a "loss" is considered uncollectable and of such little value that its continuance as an asset of the institution is not warranted. The regulations also contain a "special mention" category, consisting of assets which do not currently expose an institution to a sufficient degree of risk to warrant classification but which possess credit deficiencies or potential weaknesses deserving management's close attention.

Generally, the Bank classifies as "substandard" all commercial loans that are delinquent more than 60 days, unless management believes the delinquency status is short-term due to unusual circumstances. Loans delinquent fewer than 60 days may also be classified if the loans have the characteristics described above rendering classification appropriate.

The aggregate amounts of the Bank's classified assets at December 31, 2007 and 2006 were as follows:

	12/31/07	12/31/06
	(Dollars in thousands)	
Substandard (risk rating 7)	$21,248	$12,370
Doubtful (risk rating 8)	3,040	1,519
Loss (risk rating 9)	—	—
Total classified assets	$24,288	$13,889

The following table reflects the amount of loans that are in delinquent status of 30 to 89 days as of December 31, 2007 and 2006. Loans that are delinquent 90 days or more or are in non-accrual status are detailed below.

	12/31/07	12/31/06
	(Dollars in thousands)	
Loans delinquent		
30 to 59 days	$5,649	$12,340
60 to 89 days	920	2,102
Total delinquent loans	$6,569	$14,442
Ratio of total delinquent loans 30 to 89 days to total loans	0.69%	1.77%

The following table sets forth information with respect to the Bank's non-performing assets for the periods indicated. During the periods shown, the Bank had no restructured loans within the meaning of FAS No. 15. In addition, the Bank evaluates loans to identify those that are "impaired." Impaired loans are those for which management has determined that it is probable that the customer will be unable to comply with the contractual terms of the loan. Loans so identified are reduced to the present value of expected future cash flows, or to the fair value of the collateral securing the loan, by the allocation of a portion of the allowance for loan losses to the loan. As of December 31, 2007, the Bank had designated $7.9 million as impaired loans, a portion of these loans were included in the non-accrual and 90 days past due totals below. Management evaluates for impairment all loans selected for specific review during the quarterly allowance analysis. Generally, that analysis will not address smaller balance consumer credits.

	At December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Loans accounted for on a non-accrual basis:(1)					
Real estate:					
Nonresidential	$1,391	$ 318	$2,996	$1,319	$ 489
Residential	1,731	1,630	95	941	181
Construction	2,281	601	941	217	174
Commercial	851	356	2,664	1,010	622
Consumer and other	135	—	—	—	—
Total	$6,389	$2,905	$6,696	$3,487	$1,466
Accruing loans which are contractually past due 90 days or more:					
Real estate:					
Nonresidential	$ 297	$ 271	$ 67	$ 361	$ 800
Residential	1,739	799	1,225	1,115	843
Construction	205	—	114	—	—
Commercial	360	959	850	113	310
Consumer and other loans	57	39	93	69	54
Total	$2,658	$2,068	$2,349	$1,658	$2,007
Total of non-accrual and 90 days past due loans	$9,047	$4,973	$9,045	$5,145	$3,473
Percentage of total loans	0.95%	0.61%	1.24%	0.72%	0.53%
Other non-performing assets(2)	$4,117	$2,981	$5,063	$1,434	$1,239

(1) Non-accrual status denotes loans in which, in the opinion of management, the collection of additional interest is unlikely, or loans that meet non-accrual criteria as established by regulatory authorities. Payments received on a non-accrual loan are accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual method.

(2) Consists of real estate acquired through foreclosure, which is carried at fair value less estimated selling expenses.

Allowance for Loan Losses. While management believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments, and net earnings could be significantly affected if circumstances differ substantially from the assumptions used in making the final determination. At December 31, 2007, the Bank's allowance for loan losses totaled $8.5 million.

On at least a quarterly basis, a formal analysis of the adequacy of the allowance is prepared and reviewed by management and the Bank's Board of Directors. This analysis serves as a point in time assessment of the level of the allowance and serves as a basis for provisions for loan losses. The loan quality monitoring process includes assigning loan grades and the use of a watch list to identify loans of concern.

The analysis of the allowance for loan losses includes the allocation of specific amounts of the allowance to individual problem loans, generally based on an analysis of the collateral securing those loans. Portions of the allowance are also allocated to loans based on their risk rating. These components are added together and compared to the balance of our allowance at the evaluation date.

The following table provides an allocation of the Bank's allowance for loan losses as of each of the following dates:

	At December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Loan type:					
Commercial	$4,772	$3,360	$3,827	$3,537	$3,369
Real estate	2,851	2,520	2,571	2,528	2,499
Consumer, CRA and credit cards	882	1,038	1,183	1,149	987
Total allowance for loan losses	$8,505	$6,918	$7,581	$7,214	$6,855

The Bank increased its allowance for loan losses from $6.9 million at December 31, 2006, to $8.5 million at December 31, 2007, due primarily to the amount of the allowance allocated to impaired loans and the First Bank acquisition. Because the loan loss allowance is based on estimates, it is monitored on an ongoing basis and adjusted as necessary to provide an adequate allowance. For further discussion on the allowance for loan losses see "Management Discussion and Analysis" of this Form 10-K.

Investment Activities

The investment policy of the Bank is both to manage the utilization of excess funds and to provide for the liquidity needs of the Bank as loan demand and daily operations dictate. The Bank's federal income tax position is also consideration in its investment decisions. Investments in tax-exempt securities with maturities of less than 10 years are considered when the net yield exceeds that of taxable securities and the Bank's effective tax rate warrants such investments.

The following table sets forth the composition of the Bank's securities portfolio, at the dates indicated:

	At December 31,					
	2007		2006		2005	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)					
Held-to-maturity securities:						
Municipal and other obligations	$ 16,230	$ 16,170	$ 12,028	$ 11,815	$ 14,823	$14,551
Total held-to-maturity securities	$ 16,230	$ 16,170	$ 12,028	$ 11,815	$ 14,823	$14,551
Available-for-sale securities:						
U.S.Treasury	39,999	39,995	14,995	14,996	—	—
U.S. Government agency obligations	110,444	110,774	90,958	90,575	78,931	78,147
Corporate obligations	1,300	1,300	1,355	1,355	1,405	1,405
Total available-for-sale securities	$151,743	$152,069	$107,308	$106,926	$ 80,336	$79,552

The following table sets forth the carrying value of the Bank's securities portfolio at December 31, 2007 by contractual or expected maturity. Securities with call features are presented at call date if management expects that option to be exercised.

	Maturing within one year		Maturing after one and within five years		Maturing after five and within ten years		Maturing after ten years		Total	
	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield
	(Dollars in thousands)									
Held-to-maturity:										
Municipal and other obligations (1)	$ 3,147	3.08%	$ 8,134	3.64%	$ 4,949	3.29%	$ —	0.00%	$ 16,230	3.42%
Available for sale:										
U.S. Treasury	39,995	0.91%	—	0.00%	—	0.00%	—	0.00%	39,995	0.91%
Corporate obligations	—	0.00%	—	0.00%	—	0.00%	1,300	5.11%	1,300	5.11%
U.S. Government agency obligations	69,265	4.45%	24,244	5.32%	17,265	4.93%	—	0.00%	110,774	4.71%

(1) Yield stated on a tax-equivalent basis using a 35% effective rate.

Deposits and Borrowings

General. Deposits have traditionally been the primary source of the Bank's funds for use in lending and other investment activities. In addition to deposits, the Bank derives funds from interest payments and principal repayments on loans and income on earning assets. Loan payments are a relatively stable source of funds, while deposit inflows and outflows fluctuate more in response to economic conditions and interest rates. The Bank has lines of credit established at its major correspondent banks to purchase federal funds to meet liquidity needs. The Bank may also borrow funds from the FHLB in the form of advances.

The Bank also uses retail repurchase agreements as a source of funds. These agreements essentially represent borrowings by the Bank from customers with maturities of three months or less. Certain securities are pledged as collateral for these agreements. At December 31, 2007, the Bank had $17.8 million in retail repurchase agreements.

The Bank also entered into a capital lease obligation for a branch in 1997 with a term of 20 years and a monthly payment of $4,000.

Deposits. Deposits are attracted principally from within the Bank's designated lending area through the offering of numerous deposit instruments, including regular passbook savings accounts, negotiable order of withdrawal ("NOW") accounts, money market deposit accounts, term certificate accounts and individual retirement accounts ("IRAs"). Interest rates paid, maturity terms, service fees and withdrawal penalties for the various types of accounts are established periodically by the Bank's Board of Directors based on the Bank's liquidity requirements, growth goals and market trends. The Bank may on occasion use brokers to attract deposits. The Bank did not have any brokered deposits as of December 31, 2007.

The following table presents the amount of the Bank's jumbo certificates of deposit with principal balances greater than $100,000 by the time remaining until maturity as of December 31, 2007:

Maturity	At December 31, 2007 (In thousands)
Three months or less	$ 35,726
Over 3 months to 6 months	35,075
Over 6 months to 12 months	36,503
Over 12 months	18,273
Total	$ 125,577

Short-Term Borrowings. In addition to repurchase agreements, the Bank has agreements with correspondent banks to purchase federal funds on an as needed basis to meet liquidity needs.

The following table sets forth the maximum month-end balance amount of the Bank's outstanding short-term borrowings during the years ended December 31, 2007, 2006 and 2005, along with the average aggregate balances of the Bank's outstanding short-term borrowings for such periods:

	During year ended December 31,		
	2007	2006	2005
		(Dollars in thousands)	
Maximum balance at any month-end during the period	$22,789	$46,486	$39,656
Average balance	17,371	16,904	9,632
Weighted average interest rate	3.75%	4.81%	2.97%

The following table sets forth certain information as to short-term borrowings at the dates indicated:

	December 31,		
	2007	2006	2005
Short-term borrowings outstanding	$22,789	$15,960	$4,225
Weighted average interest rate	3.12%	3.96%	3.21%

Asset/Liability Management. The Bank's earnings depend primarily upon its net interest income, which is the difference between its interest income on its interest-earning assets, such as mortgage loans and investment securities, and its interest expense paid on its interest-bearing liabilities, consisting of deposits and borrowings. As market interest rates change, asset yields and liability costs do not change simultaneously. Due to maturity, re-pricing and timing differences of interest-earning assets and interest-bearing liabilities, earnings will be affected differently under various interest rate scenarios. The Bank has sought to limit these net income fluctuations and manage interest rate risk by originating adjustable-rate loans and purchasing relatively short-term and variable-rate investments and securities.

The Bank's interest rate spread is the principal determinant of the Bank's net interest income. The interest rate spread can vary considerably over time because asset and liability re-pricing do not coincide. Moreover, the long-term and cumulative effect of interest rate changes can be substantial. Interest rate risk is defined as the sensitivity of an institution's earnings and net asset values to changes in interest rates.

The ability to maximize net interest income is largely dependent upon sustaining a positive interest rate spread during fluctuations in the prevailing level of interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities, which either re-price or mature within a given period of time. The difference, or the interest rate re-pricing "gap," provides an indication of the extent to which a financial institution's interest rate spread will be affected by changes in interest rates. A positive gap occurs when interest-earning assets exceed interest-bearing liabilities re-pricing during a designated time frame. Conversely, a negative gap occurs when interest-bearing liabilities exceed interest-earning assets re-pricing within a designated time frame. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income, and during a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would have the opposite effect.

In recognition of the foregoing factors, the management and the Board of Directors of the Bank have implemented an asset and liability management strategy directed toward maintaining a reasonable degree of interest rate sensitivity. The principal elements of such strategy include: (i) meeting the consumer preference for fixed-rate loans over the past two years by establishing a correspondent lending program that has enabled the Bank to originate and sell fixed-rate mortgage loans; (ii) maintaining relatively short weighted-average terms to maturity in the securities portfolio as a hedge against rising interest rates; (iii) emphasizing the origination and retention of adjustable-rate loans; and (iv) utilizing longer term certificates of deposit as funding sources when available. Management and the Board of Directors monitor the Bank's exposure to interest rate risk on a monthly basis to ensure the interest rate risk is maintained within an acceptable range. For more information on the Bank's interest rate risk see the "Asset/Liability Management and Market Risk" section of the "Management's Discussion and Analysis of Financial Condition".

The following table sets forth the amounts of the Bank's interest-earning assets and interest-bearing liabilities outstanding at December 31, 2007, which is scheduled to re-price or mature in each of the time periods shown. The amount of assets and liabilities shown which re-price or mature in a given period were determined in accordance with the contractual terms of the asset or liability. The table shows that the maturity or repricing of the Bank's liabilities exceed the contractual terms to maturity or repricing of the Bank's earning assets in a twelve-month period by $240.6 million. While this table based on contractual terms shows a negative "gap," the Bank's interest rate model which incorporates assumptions based on historical behavior shows a negative "gap" of $152.6 million. The difference is a result of the Bank's interest rate model assumption that the balances in NOW and savings accounts react within a two-year timeframe to market rate changes, rather than repricing immediately. These instruments are not tied to specific indices and are only influenced by market conditions and other factors. The Bank's experience with NOW and savings accounts has been that they have repriced at a pace equal to approximately 25% of a prime change. Accordingly, a general movement in interest rates may not have any immediate effect on the rates paid on those deposit accounts.

	Within 3 months	4 - 12 months	1 through 5 years	Over 5 years	Total
		(Dollars in thousands)			
Interest-earning assets:					
Federal funds sold	$ 569	$ —	$ —	$ —	$ 569
Interest bearing deposits with banks	100	—	—	—	100
Securities	96,378	10,060	37,154	29,473	173,065
Loans receivable (1)	176,477	364,449	394,092	16,132	951,150
Total interest-earning assets	273,524	374,509	431,246	45,605	1,124,884
Interest-bearing liabilities:					
Savings deposits	30,530	—	—	—	30,530
Money market deposit accounts	244,860	—	—	—	244,860
NOW accounts	245,604	—	—	—	245,604
Certificates of deposit	75,665	193,105	50,807	—	319,577
IRAs	9,470	31,577	12,883	—	53,930
Federal funds purchased	2,770	—	—	—	2,770
Repurchase agreements	17,819	—	—	—	17,819
Other borrowings	2,200	—	—	—	2,200
Notes payable	35,000	—	6,000	1,340	42,340
Total interest-bearing liabilities	663,918	224,682	69,690	1,340	959,630
Interest-earning assets less Interest-bearing liabilities	$ (390,394)	$ 149,827	$ 361,556	$ 44,265	$ 165,254
Cumulative interest-rate sensitivity gap	$ (390,394)	$ (240,567)	$ 120,989	$ 165,254	
Cumulative interest-rate gap as a percentage of total interest earning assets	(34.71)%	(21.39)%	10.76%	14.69%	

(1) Excludes the allowance for loan losses, in process accounts and purchase accounting adjustments.

Competition

The Bank competes for deposits with other commercial banks, savings associations and credit unions and with the issuers of commercial paper and other securities, such as shares in money market mutual funds. The primary factors in competing for deposits are interest rates and convenience of office locations. In making loans, the Bank competes with other banks, savings associations, consumer finance companies, credit unions, leasing companies and other lenders. The Bank competes for loan originations primarily through the interest rates and loan fees it charges and through the efficiency and quality of services it provides to borrowers. Competition is affected by, among other things, the general availability of lendable funds, general and local economic conditions, current interest rate levels and other factors that are not readily predictable.

Due to the Bank's size relative to the many other financial institutions in its market area, management believes that the Bank does not have a substantial share of the deposit and loan markets. The size of financial institutions competing with the Bank is likely to increase as a result of changes in statutes and regulations eliminating various restrictions on interstate and inter-industry branching and acquisitions. Such increased competition may have an adverse effect upon the Bank.

Employees

As of December 31, 2007, the Bank had 267 full-time employees and 65 part-time employees. The Bank believes that relations with its employees are good. None of the employees of the Bank are represented by a labor union or subject to a collective bargaining agreement.

Regulation and Supervision

The following discussion describes elements of an extensive regulatory framework applicable to bank holding companies and banks and specific information about BKFC. Federal and state regulation of banks and their holding companies is intended primarily for the protection of depositors and the Deposit Insurance Fund, rather than for the protection of stockholders and creditors.

Regulation of BKFC. BKFC is a bank holding company subject to regulation by the Board of Governors of the Federal Reserve System ("FRB") under the Bank Holding Company Act of 1956, as amended ("BHCA"). As a bank holding company, BKFC is required to file periodic reports with, and is subject to the regulation, supervision and examination by, the FRB. Such examination by the FRB determines whether BKFC is operating in accordance with various regulatory requirements and in a safe and sound manner. The FRB may initiate enforcement proceedings against BKFC for violations of laws or regulations or for engaging in unsafe and unsound practices, particularly if such conduct could or does adversely impact the Bank. BKFC is also subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as administered by the SEC.

Under the BHCA, the FRB's prior approval is required in any case in which BKFC proposes to acquire all or substantially all of the assets of any bank, acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank, or merge or consolidate with any other bank holding company. The BHCA also prohibits, with certain exceptions, BKFC from acquiring direct or indirect ownership or control of more than 5% of any class of voting shares of any non-banking company. Under the BHCA, BKFC may not engage in any business other than managing and controlling banks or furnishing certain specified services to subsidiaries and may not acquire voting control of non-banking companies unless the FRB determines such businesses and services to be closely related to banking. When reviewing bank acquisition applications for approval, the FRB considers, among other things, each subsidiary bank's record in meeting the credit needs of the communities it serves in accordance with the Community Reinvestment Act of 1977, as amended (the "CRA"). The Bank has a current CRA rating of "satisfactory." In addition, the FRB could require that BKFC terminate any activity, if the FRB deems the activity to constitute a serious risk to the financial soundness of the Bank.

It is the policy of the FRB that a bank holding company be ready and able to use its resources to provide capital to its subsidiary banks during periods of financial stress or adversity. The FRB could require BKFC to provide such support at times when BKFC lacks the resources to do so. See "Regulatory Capital Requirements" and "Dividend Restrictions" regarding minimum capital levels to which BKFC is subject and regulatory limits on BKFC's ability to pay dividends to stockholders. As a bank holding company, BKFC must notify the FRB if, during any one-year period, it seeks to redeem shares of stock in an amount such that total redemptions during the year, net of sales of shares, would be greater than 10% of BKFC's net worth.

Regulation of the Bank. The Bank is a Kentucky-chartered bank with Federal Deposit Insurance Corporation ("FDIC") deposit insurance. The Bank is subject to numerous federal and state statutes and regulations regarding the conduct of its business, including, among other things, maintenance of reserves against deposits; capital adequacy; restrictions on the nature and amount of loans which may be made and the interest which may be charged thereon; restrictions on the terms of loans to officers, directors, large shareholders and their affiliates; restrictions relating to investments and other activities; and requirements regarding mergers and branching activities.

The Bank is subject to the regulation, supervision and examination by the Department and the FDIC. Both the Department and the FDIC have the authority to issue cease-and-desist orders if either determines that the activities of the Bank represent unsafe and unsound banking practices. If the grounds provided by law exist, the Department or the FDIC may appoint a conservator or receiver for the Bank.

State-chartered banks, like the Bank, are subject to regulatory oversight under various consumer protection and fair lending laws. These laws govern, among other things, truth-in-lending disclosure, equal credit opportunity, fair credit reporting and community reinvestment. Failure to abide by federal laws and regulations governing community reinvestment could limit the ability of a state-chartered bank to open a new branch or engage in a merger transaction.

The Bank is subject to the guidance on sound risk management practices for concentrations in commercial real estate lending set forth by the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, and the Federal Deposit Insurance Corporation. The guidance is intended to help ensure that institutions pursuing a significant commercial real estate lending strategy remain healthy and profitable while continuing to serve the credit needs of their communities. Also, this guidance directs institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their commercial real estate concentrations.

Kentucky law limits loans or other extensions of credit to any borrower to 20% of the Bank's paid-in capital and actual surplus. Such limit is increased to 30% if the borrower provides good collateral security or executes to it a mortgage upon real or personal property with a cash value exceeding the amount of the loan. Loans or extensions of credit to certain borrowers are aggregated, and loans secured by certain government obligations are exempt from these limits. At December 31, 2007, the maximum the Bank could lend to any one borrower generally equaled $16 million and equaled $24 million if the borrower provided collateral with a cash value in excess of the amount of the loan. Federal banking laws and regulations also limit the transfer of funds or other items of value, including pursuant to the provision of loans, from banks to their affiliates.

Generally, the Bank's permissible activities and investments are prescribed by Kentucky law. However, state-chartered banks, including the Bank, may not, directly or through a subsidiary, engage in activities or make any investments as principal not permitted for a national bank, a bank holding company or a subsidiary of a nonmember bank, unless they obtain FDIC approval.

Regulatory Capital Requirements. The FRB has adopted risk-based capital guidelines for bank holding companies. Such companies must maintain adequate consolidated capital to meet the minimum ratio of total capital to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) (the "Risk-Based Ratio") of 8%. At least half of the minimum-required total capital of 8% must be composed of Tier 1 Capital, which consists of common shareholders' equity, minority interests in the equity of consolidated subsidiaries and a limited amount of perpetual preferred stock, less goodwill and certain other intangibles ("Tier 1 Risk-Based Ratio"). The remainder of total capital may consist of subordinated and qualifying convertible debt, other preferred stock and a limited amount of loan and lease loss allowances.

The FRB also has established minimum leverage ratio guidelines for bank holding companies. The guidelines provide for a minimum ratio of Tier 1 Capital to average total assets (excluding the loan and lease loss allowance, goodwill and certain other intangibles, and portions of certain nonfinancial equity investments) (the "Leverage Ratio") of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating. All other bank holding companies must maintain a Leverage Ratio of 4% to 5%. The guidelines further provide that bank holding companies making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels.

The Bank is subject to similar capital requirements, and such capital requirements are imposed and enforced by the FDIC.

The following table sets forth the Tier 1 Risk-Based Ratio, Total Risk-Based Ratio and Leverage Ratio for BKFC and the Bank at December 31, 2007:

	At December 31, 2007			
	BKFC		Bank	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Tier 1 risk-based	$ 93,385	8.34%	$106,426	9.52%
Requirement	44,808	4.00	44,731	4.00
Excess	$ 48,577	4.34%	$ 61,695	5.52%
Total risk-based	$113,390	10.12%	$114,931	10.28%
Requirement	89,616	8.00	89,463	8.00
Excess	$ 23,774	2.12%	$ 25,468	2.28%
Leverage ratio	$ 93,385	7.91%	$106,426	9.03%
Requirement	47,215	4.00	47,139	4.00
Excess	$ 46,170	3.91%	$ 59,287	5.03%

The FDIC may require an increase in a bank's risk-based capital requirements on an individualized basis to address the bank's exposure to a decline in the economic value of its capital due to a change in interest rates, among other things.

Prompt Corrective Regulatory Action. The FDIC has adopted regulations governing prompt corrective action to resolve the problems of capital deficient and otherwise troubled banks under its regulation. For these purposes, the law establishes three categories of capital deficient institutions: undercapitalized, significantly undercapitalized and critically undercapitalized. At each successively lower defined capital category, an institution is subject to more restrictive and numerous mandatory or discretionary regulatory actions or limits, and the FDIC has less flexibility in determining how to resolve the problems of the institution. The FDIC generally can downgrade an institution's capital category, notwithstanding its capital level, if, after notice and opportunity for hearing, the institution is deemed to be engaging in an unsafe or unsound practice because it has not corrected deficiencies that resulted in it receiving a less than satisfactory examination rating on matters other than capital or it is deemed to be in an unsafe or unsound condition. An undercapitalized institution must submit a capital restoration plan to the FDIC within 45 days after it becomes undercapitalized. Such institution will be subject to increased monitoring and asset growth restrictions and will be required to obtain prior approval for acquisitions, branching and engaging in new lines of business. Furthermore, critically undercapitalized institutions must be placed in conservatorship or receivership within 270 days of reaching that capitalization level, except under limited circumstances. At year-end 2007 the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

The FDIC has adopted regulations to implement the prompt corrective action legislation. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater and generally a leverage ratio of 4% or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or generally a leverage ratio of less than 4% (3% or less for institutions with the highest examination rating). An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%. The Bank's capital levels at December 31, 2007 met the standards for the highest level, a "well-capitalized" institution.

Federal law prohibits a financial institution from making a capital distribution to anyone or paying management fees to any person having control of the institution if, after such distribution or payment, the institution would be undercapitalized. In addition, each holding company controlling an undercapitalized institution must guarantee that the institution will comply with its capital restoration plan until the institution has been adequately capitalized on an average during each of the four preceding calendar quarters and must provide adequate assurances of performance. The aggregate liability pursuant to such guarantee is limited to the lesser of (i) an amount equal to 5% of the institution's total assets at the time it became undercapitalized or (ii) the amount necessary to bring the institution into compliance with all capital standards applicable to such institution at the time the institution fails to comply with its capital restoration plan.

Dividend Restrictions. The ability of BKFC to pay cash dividends to its stockholders depends on the amount of dividends that may be declared and paid by the Bank and the ability of BKFC to draw on its $10 million borrowing line of credit, which currently has $2.2 million outstanding. There are a number of statutory and regulatory requirements applicable to the payment of dividends by banks and bank holding companies.

If the FRB or the FDIC determines that a bank holding company or a bank is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the entity, could include the payment of dividends), that regulator may require, after notice and hearing, that such bank holding company or bank cease and desist from such practice. In addition, the FRB and the FDIC have issued policy statements, which provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings. The FDIC prohibits the payment of any dividend by a bank that would constitute an unsafe or unsound practice. Compliance with the minimum capital requirements limits the amounts that BKFC and the Bank can pay as dividends.

At December 31, 2007, the Bank had capital in excess of the FDIC's most restrictive minimum capital requirements in an amount equal to $3.2 million from which dividends could be paid, subject to the FDIC's general safety and soundness review. In 2007, BKFC paid a cash dividend of $0.46 per share totaling approximately $2.65 million.

FDIC Deposit Insurance and Assessments. The FDIC is an independent federal agency that insures deposits, up to prescribed statutory limits, of federally insured banks and thrifts and safeguards the safety and soundness of the banking and thrift industries. The Bank's deposits are insured by the Deposit Insurance Fund of the FDIC. The Deposit

Insurance Fund is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. The FDIC amended its risk-based assessment system for 2007 to implement authority granted by the Federal Deposit Insurance Reform Act of 2005 (the "Reform Act"). Under the revised system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. An institution's assessment rate depends upon the category to which it is assigned. Risk Category I, which contains the least risky depository institutions, is expected to include 90% of all institutions. Unlike the other categories, Risk Category I contains further risk differentiation based on the FDIC's analysis of financial ratios, examination component ratings and other information. Assessment rates are determined by the FDIC and currently range from five to seven basis points for the healthiest institutions (Risk Category I) to 43 basis points of assessable deposits for the riskiest (Risk Category IV). The FDIC may adjust rates uniformly from one quarter to the next, except that no single adjustment can exceed three basis points. No institution may pay a dividend if in default of the FDIC assessment.

Insurance premiums are based on a number of factors, primarily the risk of loss that insured institutions pose to the Deposit Insurance Fund. Under the Reform Act, the FDIC has the ability to adjust the insurance fund's reserve ratio between 1.15% and 1.5%, depending on projected losses, economic changes and assessment rate at the end of a calendar year, in contrast to the prior statutorily fixed ratio of 1.25%. The ratio, which is viewed by the FDIC as the level that the fund should achieve, was established by the agency at 1.25% for 2007. The FDIC announced in November of 2007 that the ratio would remain 1.25% for 2008. A change in insurance premiums could have an adverse effect on the operating expenses and results of operations of the Bank. We cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not know of any practice, condition or violation that might lead to termination of deposit insurance.

FRB Reserve Requirements. FRB regulations currently require banks to maintain reserves of 3% of net transaction accounts (primarily demand and NOW accounts) up to $43.9 million of such accounts (subject to an exemption of up to $9.3 million), and of 10% of net transaction accounts in excess of $43.9 million. At December 31, 2007, the Bank was in compliance with this reserve requirement, which was $4,676,000.

Acquisitions of Control. Acquisitions of controlling interests of BKFC and the Bank are subject to the limitations in federal and state laws. These limits generally require regulatory approval of acquisitions of specified levels of stock of any of these entities. Acquisitions of BKFC or the Bank by merger or pursuant to the purchase of assets also require regulatory approval.

Federal Home Loan Banks. The Federal Home Loan Banks ("FHLBs") provide credit to their members in the form of advances. The Bank is a member of the FHLB of Cincinnati and must maintain an investment in the capital stock of the FHLB of Cincinnati that consist of two components, the first is the membership component which is equal to 0.15% of the Bank's total assets, the second is an activity component that is equal to 2% to 4% of the Bank's outstanding advances. The Bank is in compliance with this requirement with an investment in stock of the FHLB of Cincinnati of $4,766,000 at December 31, 2007. Generally, FHLBs are not permitted to make new advances to a member without positive tangible capital.

Federal Taxation

BKFC. BKFC and the Bank file a consolidated federal income tax return on a calendar year basis. BKFC is subject to the federal tax laws and regulations that apply to corporations generally.

The Bank. In 2000, the Bank acquired the stock of Fort Thomas Financial Corporation. Fort Thomas Financial Corporation's wholly owned subsidiary was Fort Thomas Savings Bank. Federal income tax laws provided savings banks with additional bad debt deductions through 1987, totaling $1,255,000 for Fort Thomas Financial Corporation. Accounting standards do not require a deferred tax liability to be recorded on this amount, which would otherwise total $427,000. Upon acquisition, this unrecorded liability was transferred to the Bank. If the Bank was liquidated or otherwise ceased to be a bank or if tax laws were to change, the $427,000 would be recorded as a liability with an offset to income tax expense.

In 2007, BKFC consummated the acquisition of FNB Bancorporation, Inc. and its subsidiary, First Bank of Northern Kentucky, Inc. ("First Bank"). The First Bank acquisition included a $13,748,000 net operating loss (NOL) carryforward which was set up as a $4,700,000 deferred tax asset. The NOL carryforward will be deducted from income over the next 18 years in accordance to section 382 of the tax code.

Kentucky Taxation

The Bank. State banks are not subject to the Kentucky corporation income tax.

"The Commonwealth of Kentucky imposes both a Kentucky Bank Franchise Tax and Local Deposits Franchise Tax". The "Kentucky Bank Franchise Tax" is an annual tax equal to 1.1% of net capital after apportionment if applicable. The value of net capital is calculated annually by deducting from total capital an amount equal to the same percentage of the total as the book value of United States obligations bears to the book value of the total assets of the financial institution. The Bank pays a portion of its franchise tax to the state of Ohio based on revenue apportioned to that state. The "Local Deposits Franchise Tax" is an annual tax of up to .025% imposed by each city and county on bank deposits within their jurisdictions.

The Kentucky property tax extends to bank deposits (the"Deposits Tax"). The tax is levied at a rate of 0.0001% of the amount of the deposits. It is the responsibility of the bank, not the depositor, to report and pay the Deposits Tax.

State banks are subject to state and local ad valorem taxes on tangible personal property and real property that is not otherwise exempt from taxation. The rates of taxation for tangible personal property vary depending on the character of the property. The state rate of taxation on real property equals $0.315 per $100 of value as of January 1 each year.

The Bank, as a financial institution, is exempt from both the corporate income and license taxes.

BKFC. Kentucky corporations, such as BKFC, are subject to the Kentucky corporation income tax and the Kentucky corporation license (franchise) tax. The income tax is imposed based on the following rates: 4% of the first $50,000 of taxable net income allocated or apportioned to Kentucky; 5% of the next $50,000; 7% of taxable net income over $100,000. All dividend income received by a corporation is excluded for purposes of arriving at taxable net income.

Domestic corporations are subject to state and local ad valorem taxes on tangible personal property and real property that is not otherwise exempt from taxation. The rates of taxation for tangible personal property vary depending on the character of the property. The state rate of taxation on real property equals $0.315 per $100 of value as of January 1 each year. Thus, BKFC is subject to ad valorem taxation on its taxable tangible personal property and real property..

Item 1A. Risk Factors

An investment in the common stock of BKFC is subject to certain risks inherent in the business of BKFC and the Bank. The material risks and uncertainties that management believes affect BKFC and the Bank are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below, together with all of the other information included or incorporated by reference into this Form 10-K. The risks and uncertainties described below are not the only ones facing BKFC or the Bank. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair the business operations of BKFC or the Bank. This Form 10-K is qualified in its entirety by these risk factors.

If any of the following risks occur, the financial condition and results of operations of BKFC or the Bank could be materially and adversely affected. If this were to happen, the value of BKFC's common stock could decline significantly.

References to "we," "us," and "our" in this "Risk Factors" section refer to BKFC and its subsidiaries, including the Bank, unless otherwise specified or unless the context otherwise requires.

Our success depends upon the general economic conditions in the area in which we operate.

Our success depends upon the general economic conditions of the specific local markets in which we operate. Our operations are concentrated in the northern Kentucky area. As a result, local economic conditions in this area have a significant impact on the demand for our products and services, as well as the ability of our customers to repay loans, the value of the collateral securing loans and the stability of the Bank's deposit funding sources. A significant decline in general economic conditions could increase loan delinquencies, increase problem assets and foreclosure, increase claims and lawsuits, decrease the demand for the Bank's products and services, or decrease the value of collateral for loans, especially real estate, in turn reducing customers' borrowing power and the value of assets associated with problem loans and collateral coverage, thereby having a material adverse effect on our financial condition and results of operations.

We are subject to intense competition with other financial institutions that could adversely affect our business.

The Bank competes for deposits with other commercial banks, savings associations and credit unions and with the issuers of commercial paper and other securities, such as shares in money market mutual funds. The primary factors in competing for deposits are interest rates and convenience of office locations. In making loans, the Bank competes with other banks, savings associations, consumer finance companies, credit unions, leasing companies and other lenders. The Bank competes for loan originations primarily through the interest rates and loan fees it charges and through the efficiency and quality of services it provides to borrowers. Competition is affected by, among other things, the general availability of lendable funds, general and local economic conditions, current interest rate levels and other factors that are not readily predictable.

Due to the Bank's size relative to the many other financial institutions in its market area, management believes that the Bank does not have a substantial share of the deposit and loan markets. Many of the institutions against whom we compete are significantly larger than us and, therefore, have significantly greater resources. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

Our nonresidential real estate loans expose us to increased lending risks.

At December 31, 2007, $387 million, or 41%, of our loan portfolio consisted of nonresidential real estate loans. Nonresidential real estate loans generally expose a lender to greater risk of non-payment and loss than residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Such loans expose us to additional risks because they typically are made on the basis of the borrower's ability to make repayments from the cash flow of the borrower's business and are secured by collateral that may depreciate over time. These loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential mortgage loans. Because such loans generally entail greater risk than residential mortgage loans, we may need to increase our allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with the growth of such loans. Also, many of our nonresidential real estate borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a residential mortgage loan.

We may require further additions to our allowance for loan losses, which would reduce net income.

If our borrowers do not repay their loans or if the collateral securing their loans is insufficient to provide for the full repayment, we may suffer credit losses. Credit losses are inherent in the lending business and could have a material adverse effect on our operating results. We make various assumptions and judgments about the collectability of our loan portfolio and provide an allowance for loan losses based on a number of factors. If our assumptions and judgments are wrong, our allowance for loan losses may not be sufficient to cover our losses. If we determine that our allowance for loan losses is insufficient, we would be required to take additional provisions for loan losses, which would reduce net income during the period those provisions are taken. In addition, our regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or to charge off particular loans.

Any changes in our accounting policies and estimates could adversely affect our business.

Our management makes judgments and assumptions in selecting and adopting various accounting policies and in applying estimates. Actual outcomes may be materially different from amounts previously estimated. Management has identified the accounting policy related to the allowance for loan losses as critical to the understanding of BKFC's results of operations. See "Item 1 – Allowance for Loan Losses" and "Item 7 – Critical Accounting Policies" for additional discussion regarding these critical accounting policies. Because of the inherent uncertainty of estimates, management cannot provide any assurance that the Bank will not significantly increase its allowance for loan losses if actual losses are more than the amount reserved. Any increase in its allowance for loan losses or loan charge-offs could have a material adverse effect on our financial condition and results of operations.

We are subject to interest rate risk.

The Bank's financial condition and results of operations are significantly affected by changes in interest rates. The Bank's earnings depend primarily upon its net interest income, which is the difference between its interest income earned on its interest-earning assets, such as mortgage loans and investment securities, and its interest expense paid on its interest-bearing liabilities, consisting of deposits and borrowings. Management cannot predict or control changes in interest rates, which are highly sensitive to many factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory agencies and, in particular, the Federal Reserve Board.

Although the Bank has implemented an asset and liability management strategy designed to maintain a reasonable degree of interest rate sensitivity (as more fully described in "Item 1 – Asset/Liability Management"), at any given time the Bank's assets and liabilities will likely be affected differently by a given change in interest rates, principally because asset and liability re-pricing do not coincide. Changes in interest rates may also affect the level of voluntary prepayments on the Bank's loans and the level of financing or refinancing by customers. While management and the Board of Directors of the Bank intend to continue to implement our asset and liability management strategy and monitor interest rate risk, there can be no assurance as to whether such measures will be entirely effective in mitigating the Bank's exposure to interest rate risk.

We are subject to intensive government regulation and supervision.

BKFC and the Bank are subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of the operations of BKFC and the Bank. See "Item 1 – "Regulation of BKFC" and "Regulation of the Bank" for additional discussion regarding government regulation. Any change in applicable federal or state laws or regulations could have a substantial impact on BKFC and the Bank. While it is not reasonably predictable what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on BKFC and the Bank, these changes could have a material adverse effect on our financial condition and results of operations, and could also adversely affect the market value of our common stock.

We are required to meet various capital adequacy guidelines.

BKFC and the Bank are required to meet certain regulatory capital adequacy guidelines and other regulatory requirements imposed by the FRB, the FDIC and the Department. If BKFC or the Bank fails to meet these minimum capital guidelines and other regulatory requirements, our financial condition and results of operations would be materially and adversely affected and could compromise the status of BKFC as a banking holding company. See "Item 1 – Regulatory Capital Requirements" for detailed capital guidelines for bank holding companies and banks.

BKFC is a bank holding company, and its sources of funds are limited.

BKFC is a bank holding company and its operations are primarily conducted by the Bank, which is subject to significant federal and state regulation. Cash available to pay dividends to stockholders of BKFC is derived primarily, from dividends paid by the Bank. As a result, BKFC's ability to receive dividends or loans from its subsidiaries is restricted. Under federal law, the payment of dividends by the Bank is subject to capital adequacy requirements. The FRB and/or the FDIC prohibit a dividend payment by BKFC or the Bank that would constitute an unsafe or unsound practice. See "Item 1 – Dividend Restrictions."

The inability of the Bank to generate profits and pay such dividends to BKFC, or regulator restrictions on the payment of such dividends to BKFC even if earned, would have an adverse effect on the financial condition and results of operations of BKFC and BKFC's ability to pay dividends to its shareholders.

In addition, since BKFC is a legal entity separate and distinct from the Bank, its right to participate in the distribution of assets of the Bank upon the Bank's liquidation, reorganization or otherwise will be subject to the prior claims of the Bank's creditors, which will generally take priority over the Bank's shareholders.

Our success depends upon attracting and retaining senior management.

BKFC's success depends to a great extent on its ability to attract and retain members of senior management. The unexpected loss of a member of senior management could have a material adverse impact on BKFC's business and its operations. In addition, BKFC's future performance depends on its ability to attract and retain key personnel and skilled employees, particularly at the senior management level.

Our stock price can be volatile.

Our stock price can fluctuate widely in response to a variety of factors. Factors include actual or anticipated variations in our quarterly operating results, recommendations by securities analysts, operating and stock price performance of other companies, news reports, results of litigation and other factors, including those described in this "Risk Factors" section. Our common stock also has a low average daily trading volume, which limits a person's ability to quickly accumulate or quickly divest themselves of large blocks of our stock. In addition, a low average trading volume can lead to significant price swings even when a relatively small number of shares are being traded.

Our acquisition of FNB Bancorporation resulted in goodwill, which if it becomes impaired would be required to be written down, which would negatively impact earnings.

We acquired FNB Bancorporation on May 18, 2007 and we may pursue additional opportunities for acquisitions in the future. The success of the FNB Bancorporation acquisition depends on many factors, including the long-term retention of key personnel and acquired customer relationships. We recorded goodwill and other intangible assets in conjunction with the acquisition, and such assets may be recorded in future acquisitions. If these assets were to become impaired, we would be required to write them down.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

BKFC maintains its principal executive offices at 111 Lookout Farm Drive, Crestview Hills, Kentucky 41017, which is owned by BKFC. Of the 28 branch locations operated by the Bank, 13 are owned and 15 are leased. Certain of these leases are with affiliates and affiliated entities. The Bank also leases space for its cash management operations center.

No one facility is material to BKFC. Management believes that the facilities are generally in good condition and suitable for its banking operations. However, management continually looks for opportunities to upgrade its facilities and locations and may do so in the future.

Item 3. Legal Proceedings

From time to time, BKFC and the Bank are involved in litigation incidental to the conduct of its business, but neither BKFC nor the Bank is presently involved in any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse affect on BKFC.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of stockholders of BKFC during the fourth quarter of the fiscal year covered by this report.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities



Total Return Performance
Bank of Kentucky Financial Corporation
Russell 2000
SNL Bank $1B-$5B Index
Index Value
225
200
175
150
125
100
75
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

Index	Period Ending 12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
Bank of Kentucky Financial Corporation	100.00	107.09	92.50	93.57	95.86	92.92
Russell 2000	100.00	147.25	174.24	182.18	215.64	212.26
SNL Bank $1B-$5B Index	100.00	135.99	167.83	164.97	190.90	139.06

Market Information. BKFC's common stock is quoted on the OTC Bulletin Board under the symbol "BKYF." Quarterly high and low prices for the last two fiscal years (which reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions) are shown below.

Fiscal Year 2007	High	Low
First Quarter	$27.00	$25.90
Second Quarter	26.25	25.70
Third Quarter	26.50	25.25
Fourth Quarter	25.50	25.00

Fiscal Year 2006	High	Low
First Quarter	$26.00	$25.00
Second Quarter	28.00	25.00
Third Quarter	28.00	26.25
Fourth Quarter	26.70	25.55

Holders and Dividends. There were 5,684,207 shares of common stock of BKFC outstanding on December 31, 2007, which were held of record by 942 shareholders. The Board of Directors declared cash dividends of $.18 per share in March 2006, $.20 per share in September 2006, $.22 per share in March 2007, and $.24 per share in September 2007.

Issuer Purchases. The following table shows information relating to the repurchase of shares by the Company during the fourth quarter of 2007:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs(1)	Maximum number of shares that may yet be purchased under the plans or programs
October 1-31, 2007	16,000	$ 25.35	131,645	68,355
November 1-30, 2007	7,500	25.25	139,145	60,855
December 1-31, 2007	14,600	25.10	153,745	46,255

(1) The Company maintained a share repurchase program that was approved by the Company's Board of Directors in December of 2006. This repurchase program, which expired on December 31, 2007, authorized the repurchase and retirement of 200,000 common shares of the Company in the over-the-counter market. As of the date of this report, 153,745 of the 200,000 shares authorized for repurchase had been repurchased. The Company did not terminate any plan prior to its expiration date.

In December of 2007, the Company's Board of Directors approved a new share repurchase program, which authorizes the repurchase of up to 200,000 shares of the Company's outstanding common shares in the over-the-counter market from time to time over the next twelve months, beginning January 1, 2008 and expiring December 31, 2008.

Equity Compensation Plan Information. The following table reflects BKFC's equity compensation plan information as of December 31, 2007.

	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance
Equity Compensation Plans Approved by Security Holders*	599,575	$ 26.54	1,186,000

(*) Consists of The Bank of Kentucky Financial Corporation 1997 Stock Option and Incentive Plan, approved by the stockholders of BKFC in 1997.

Item 6. Selected Financial Data

The following is a summary of selected consolidated financial data for The Bank of Kentucky Financial Corporation for the five years ended December 31, 2007. The summary should be read in conjunction with the Financial Statements and Notes to Consolidated Financial Statements.

	For Year Ended December 31				
	2007	2006	2005	2004	2003
	(Dollars In Thousands Except Per Share Amounts)				
Earnings:					
Total Interest Income	$ 75,713	$ 63,617	$ 50,755	$ 41,591	$ 39,369
Total Interest Expense	38,477	29,324	18,132	11,598	12,690
Net Interest Income	37,236	34,293	32,623	29,993	26,679
Provision for Loan Losses	1,575	1,700	1,825	1,675	1,090
Noninterest Income	14,043	11,788	9,085	8,271	8,940
Noninterest Expense	33,719	29,142	25,161	21,602	20,484
Income Before Income Taxes	15,985	15,239	14,722	14,987	14,045
Federal Income Taxes	4,854	4,787	4,595	4,929	4,686
Net Income	$ 11,131	$ 10,452	$ 10,127	$ 10,058	$ 9,359
Per Common Share Data:					
Basic Earnings	$ 1.93	$ 1.79	$ 1.71	$ 1.69	$ 1.57
Diluted Earnings	1.93	1.78	1.70	1.68	1.55
Dividends Declared and Paid	0.46	0.38	0.30	0.23	0.17
Balances at December 31:					
Total Investment Securities	$ 168,299	$ 118,954	$ 94,375	$ 64,266	$ 59,535
Total Loans	881,717	814,101	731,059	719,157	660,442
Allowance for Loan Losses	8,505	6,918	7,581	7,214	6,855
Total Assets	1,232,724	1,051,563	957,338	878,129	815,976
Noninterest Bearing Deposits	167,578	149,519	135,620	121,454	106,451
Interest Bearing Deposits	894,501	764,908	695,490	631,346	592,276
Total Deposits	1,062,079	914,427	831,110	752,800	698,727
Notes Payable	42,340	23,907	34,291	37,573	37,850
Total Shareholders' Equity	93,485	86,883	80,447	73,664	66,689
Other Statistical Information:					
Return on Average Assets	.99%	1.08%	1.14%	1.21%	1.19%
Return on Average Equity	12.39%	12.58%	13.11%	14.39%	14.84%
Dividend Payout Ratio	23.83%	21.22%	17.54%	13.61%	10.83%
Capital Ratios at December 31:					
Total Equity to Total Assets	7.58%	8.26%	8.40%	8.39%	8.17%
Average Equity to Average Assets	8.01%	8.55%	8.67%	8.38%	8.04%
Tier 1 Leverage Ratio	7.91%	9.13%	9.21%	9.08%	8.87%
Tier 1 Capital to Risk-Weighted Assets	8.34%	9.48%	9.79%	9.50%	9.60%
Total Risk-Based Capital to Risk-Weighted Assets	10.12%	10.20%	10.66%	10.38%	10.54%
Loan Quality Ratios:					
Allowance for Loan Losses To Total Loans at year-end	.90%	.85%	1.04%	1.00%	1.04%
Allowance for Loan Losses To Non-performing Loans at year end	94.01%	139.11%	83.81%	140.21%	197.38%
Net Charge-Offs to Average Net Loans	0.11%	0.30%	0.20%	0.19%	0.10%

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

The objective of this section is to help shareholders and potential investors understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the consolidated financial statements and notes to the consolidated financial statements that appear elsewhere in this report.

FORWARD LOOKING STATEMENTS

This report includes forward-looking statements by The Bank of Kentucky Financial Corporation ("BKFC" or the "Corporation") relating to such matters as anticipated operating results, credit quality expectations, prospects for new lines of business, technological developments, economic trends (including interest rates) and similar matters. Such statements are based upon the current beliefs and expectations of the Corporation's management and are subject to risks and uncertainties. While the Corporation believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could prove to be inaccurate, and accordingly, actual results and experience could differ materially from the anticipated results or other expectations expressed by the Corporation in its forward-looking statements. Factors that could cause actual results or experience to differ from results discussed in the forward-looking statements include, but are not limited to: economic conditions; volatility and direction of market interest rates; governmental legislation and regulation, including changes in accounting regulations or standards; material unforeseen changes in the financial condition or results of operations of the Corporation's customers; and other risks identified from time-to-time in the Corporation's other public documents on file with the Securities and Exchange Commission, including those described in Item 1A of the Corporation's annual report on Form 10-K. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements, and the purpose of this paragraph is to secure the use of the safe harbor provisions.

MANAGEMENT OVERVIEW

The business of the Corporation consists of holding and administering its interest in The Bank of Kentucky, Inc. (the "Bank"). The Bank conducts basic banking operations from locations in Boone, Kenton, Campbell, and Grant Counties in Northern Kentucky. The majority of the Corporation's revenue is derived from the Bank's loan portfolio. The loan portfolio is diversified and the ability of borrowers to repay their loans is not dependent upon any single industry. Commercial or residential real estate or other business and consumer assets secure the majority of the Bank's loans.

There were a number of factors in 2007 that produced the Corporation's record annual earnings of $11,131,000, which was an increase of $679,000, or 7%, over 2006. These factors included strong balance sheet growth in loans and deposits and significant increases in non-interest income, the effects of which were partially offset by a volatile interest rate environment and higher non-interest expense.

The balance sheet in 2007 increased $181,161,000, or 17% from 2006, and drove the $2,943,000, or 9%, increase in net interest income. The balance sheet growth included strong organic growth and the added assets and liabilities from our mid-year acquisition of the First Bank of Northern Kentucky (the "First Bank Acquisition"). The First Bank Acquisition added a banking office in the attractive Fort Mitchell market and included approximately $63,000,000 in both loans and deposits. The First Bank Acquisition is detailed further in Note 6 of the consolidated financial statements. While balance sheet growth produced higher net interest income, the volatile interest rate environment contributed to the drop in the net interest margin, which decreased 24 basis points to 3.66% in 2007. In the period from September of 2007 until the end of 2007, the Federal Reserve Bank lowered the federal funds rate a total of 100 basis points, in an effort to reduce the impact on consumers and the financial markets from the subprime mortgage and credit crisis. These actions have resulted in the decline of other market interest rates, specifically the prime rate, but had a disproportionate impact on asset yields as compared to deposit costs. As a result, loans tied to the prime rate dropped with each of the Federal Reserve's actions, while other rates such as consumer certificates of deposit and borrowing costs tied to the LIBOR index remained relatively flat through the end of 2007.

Contributing to the growth in non-interest income was revenue from the Bank's new overdraft program implemented in the third quarter of 2006. The related fees from the overdraft program contributed to the $2,024,000, or 61%, increase in overdraft revenue from 2006.

The largest increases in non-interest expense were salaries and employee benefits expense, which increased $1,452,000, or 10%; and an increase of $596,000 in expenses associated with other real estate owned properties.

The provision for loan losses decreased slightly ($125,000 or 7%) from $1,700,000 in 2006 to $1,575,000 in 2007, resulting primarily from lower levels of charge-offs. While non-performing loans increased $4,074,000, or 82%, from $4,973,000 at the end of 2006 to $9,047,000 at the end of 2007, net charge-offs for 2007 decreased to $998,000, or .11%, of average loans compared to the $2,363,000 or .30% in 2006. The Company does not originate or purchase sub-prime loans for its portfolio. Management will continue to monitor and evaluate the effects of the slumping housing market conditions and the signs of deteriorating credit quality on the Bank's loan portfolio.

The following sections provide more detail on subjects presented in the overview.

CRITICAL ACCOUNTING POLICIES

BKFC has prepared all of the consolidated financial information in this report in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). In preparing the consolidated financial statements in accordance with U.S. GAAP, BKFC makes estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurances that actual results will not differ from those estimates.

We have identified the accounting policy related to the allowance for loan losses as critical to the understanding of BKFC's results of operations, since the application of this policy requires significant management assumptions and estimates that could result in reporting materially different amounts if conditions or underlying circumstances were to change.

The Bank maintains an allowance to absorb probable, incurred loan losses inherent in the loan portfolio. The allowance for loan losses is maintained at a level the Bank considers to be adequate and is based on ongoing quarterly assessments and evaluations of the collectibility and historical loss experience of loans. Loan losses are charged and recoveries are credited to the allowance for loan losses. Provisions for loan losses are based on the Bank's review of its historical loan loss experience and such factors that, in management's judgment, deserve consideration under existing economic conditions in estimating probable loan losses. The Bank's strategy for credit risk management includes a combination of conservative underwriting, documentation and collections standards, and quarterly management reviews of large loan exposures and loans experiencing deterioration of loan quality.

Larger commercial loans that exhibit probable or observed loan weaknesses are subject to individual review. Where appropriate, specific portions of the allowance are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Bank. The review of individual loans includes those loans that are impaired as provided in Statement of Financial Accounting Standard No. 114, Accounting by Creditors for Impairment of a Loan. Impaired loans are those for which management has determined that it is probable that the customer will be unable to comply with the contractual terms of the loan. Loans so identified are reduced to the present value of expected future cash flows, or to the fair value of the collateral securing the loan, by the allocation of a portion of the allowance for loan losses to the loan. In addition, the Bank evaluates the collectibility of both principal and interest when assessing the need for loans being placed on non-accrual status. Non-accrual status denotes loans in which, in the opinion of management, the collection of additional interest is unlikely. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations. The loss rates applied to commercial loans are derived from analyzing a range of the loss experience sustained on loans according to their internal risk grade. These loss rates may be adjusted to account for environmental factors if warranted.

Homogeneous loans, such as consumer installment, residential mortgage and home equity loans are not individually risk graded. Rather, a range of historic loss experience of the portfolio is used to determine the appropriate allowance for the portfolios. Allocations for the allowance are established for each pool of loans based on the expected net charge-offs for one year.

A high and low range of reserve percentages is calculated to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans. The position of the allowance for loan losses within the computed range may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions of credit quality. Factors that management considers in the analysis include the effects of the local economy, trends in the nature and volume of loans (delinquencies, charge-offs and nonaccrual loans), changes in mix of loans, asset quality trends, risk management and loan administration, changes in the internal lending policies and credit standards, and examination results from bank regulatory agencies and internal review by the credit department.

Reserves on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

FINANCIAL CONDITION

Our total assets at December 31, 2007 were $1,232,724,000 as compared to $1,051,563,000 at December 31, 2006, an increase of $181,161,000 (17%). This growth included the acquisition of First Bank which added approximately $74,000,000 in total assets, and included $63,000,000 in loans, and $63,000,000 in deposits on the liability side of the balance sheet. Total loans increased $135,613,000 (17%) to $949,714,000 at December 31, 2007, compared to $814,101,000 at December 31, 2006. The growth in loans was distributed relatively evenly between construction, residential real estate, commercial and commercial real estate in 2007, with increases of $38,995,000 (40%), $34,381,000 (19%), $31,218,000 (21%) and $27,291,000 (8%), respectively. The loan growth includes the addition of the First Bank loan portfolio, which was similar to the Bank portfolio in that the largest percentage of the First Bank loan portfolio was concentrated in commercial and commercial real estate loans. The majority of the Bank's asset growth was funded by increases in deposits. Total deposits increased $147,652,000 (16%) to $1,062,079,000 at December 31, 2007, compared to $914,427,000 at December 31, 2006. The largest increase in deposits came from money market accounts, which increased $61,624,000, or 34%, from 2006. The Bank's Money Market Index account, which is indexed to short-term interest rates, saw the majority of the growth as depositors moved and invested funds into this attractive yielding account.

Increases in goodwill and acquisitions intangibles were the result of the First Bank acquisition, which included $5,432,000 in goodwill and $2,630,000 in intangibles. The First Bank acquisition also contributed to the increase in other assets as a result of approximately $4,709,000 in a deferred tax asset resulting from a net operating loss carry-forward. Other changes on the asset side of the balance sheet included $49,345,000 (41%) growth in securities, which was partially offset by a $17,566,000 decrease in short term investments. Investments in short-term discount notes, which the Bank invested in as an alternative to federal funds, contributed to the growth in the securities portfolio. Other changes to liabilities included growth of $6,829,000 in short-term borrowings and an increase in notes payable of $18,433,000. The increase in notes payable resulted from $18,000,000 in trust preferred borrowings relating to the First Bank Acquisition. Total shareholders' equity increased $6,602,000 (8%) to $93,485,000 at December 31, 2007, compared to $86,883,000 at December 31, 2006.

The following table illustrates the change in the mix of average assets during 2007 as compared to 2006 and 2005.

Table 1—Average Assets 2007, 2006 and 2005
(Dollars in Thousands)

Average Assets:	2007	As a % of total assets	2006	As a % of total assets	2005	As a % of total assets
Cash and due from banks	$ 29,157	2.6%	$ 28,716	3.0%	$ 34,654	3.9%
Short term investments	39,922	3.6%	13,464	1.4%	13,339	1.5%
Other interest-earning assets	4,772	.4%	4,477	.4%	4,236	.5%
Securities	99,544	8.9%	89,191	9.2%	67,062	7.5%
Loans (net of allowance for loan losses)	875,853	78.1%	772,188	79.5%	720,528	80.9%
Premises and equipment	17,240	1.5%	17,492	1.8%	17,163	1.9%
Goodwill and acquisition intangibles	15,403	1.4%	12,474	1.3%	13,080	1.5%
Cash surrender value of life insurance	20,153	1.8%	19,407	2.0%	12,786	1.4%
Other assets	19,339	1.7%	13,905	1.4%	8,019	.9%
Total average assets	$1,121,383	100.0%	$971,314	100.0%	$890,867	100.0%

RESULTS OF OPERATIONS

SUMMARY

2007 vs. 2006. Our net income was $11,131,000 for the year ended December 31, 2007, compared to $10,452,000 for the year ended December 31, 2006, an increase of $679,000 (7%). Net income for the year ended December 31, 2006 increased $325,000 (3%) from the $10,127,000 for the year ended December 31, 2005. The growth in earnings from 2006 to 2007 was driven by increases in non-interest income of $2,255,000 (19%) and net interest income of $2,943,000 (9%), and was offset by an increase in non-interest expense of $4,577,000 (16%). Increases in overdraft charges contributed to the growth in non-interest income. The growth in the net interest income was driven by the strong balance sheet growth and was offset by the negative impact of the volatile interest rate environment. The increase in non-interest expense was due to salaries and benefits, which increased $1,452,000 (10%) in 2007 compared to 2006, an increase of $596,000 in expenses associated with other real estate owned properties and an increase of $445,000 in amortization of intangible assets for 2007 are a result of the First Bank Acquisition.

2006 vs. 2005. The 2006 results reflected a $1,670,000, or 5%, increase in net interest income from 2005, which was offset by a $3,981,000, or 16%, increase in non-interest expense.

Contributing to the increase in non-interest expense was increased expense for stock options and additional compensation costs for added staffing at the Bank's cash management operations center, which opened in February of 2005.

NET INTEREST INCOME

2007 vs. 2006. Net interest income grew to $37,236,000 in 2007, an increase of $2,943,000 (9%) over the $34,293,000 earned in 2006. The increase was driven by the growth in the balance sheet. As illustrated in Table 3, net interest income was positively impacted by the volume additions to the balance sheet by $4,186,000, which was partially offset by the rate variance, which had a $1,197,000 negative impact on net interest income. The volatile interest rate environment contributed to the unfavorable rate variance. The effects of this rate environment are demonstrated in Table 2, where the yield on interest earning assets increased by 19 basis points from 7.21% in 2006 to 7.40% in 2007, while the cost of interest bearing liabilities increased 41 basis points from 3.87% to 4.28%. The result of the rate variance was a decrease in the net interest margin from 3.90% in 2006 to 3.66% in 2007.

2006 vs. 2005. Net interest income grew to $34,293,000 in 2006, an increase of $1,670,000 (5%) over the $32,623,000 earned in 2005. The increase was driven by the growth in the balance sheet and an increase in the effect of net free funds (non-interest bearing liabilities and equity funded earning assets). As illustrated in Table 3, net interest income was positively impacted by the volume additions to the balance sheet by $2,785,000, which was partially offset by the rate variance, having a $1,127,000 negative impact on net interest income. Contributing to the unfavorable rate variance was the flattening yield curve in 2006. The flatness of the yield curve impacted interest on the Bank's liabilities to a greater extent than interest income on assets, as more immediately repriceable deposits and certificates of deposit repriced more quickly than short-term assets. Also, long-term assets repriced at relatively lower rates. The effect of the flat yield contributed to the decrease in the net interest margin from 4.06% in 2005 to 3.90% in 2006. As illustrated in Table 2, rising interest levels had a positive effect on net free funds, which increased from 39 basis points in 2005 to 56 basis points in 2006.

Average Yield. The below table illustrates the Bank's average balance sheet information and reflects the average yield on interest-earning assets, on a tax equivalent basis, and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the years presented. Average balances are daily averages for the Bank and include nonaccruing loans in the loan portfolio, net of the allowance for loan losses.

Table 2—Average Balance Sheet Rates 2007, 2006 and 2005 (presented on a tax equivalent basis in thousands)

	Year ended December 31,								
	2007			2006			2005		
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans receivable (1)(2)	$ 883,893	$68,949	7.80%	$779,568	$59,256	7.60%	$727,924	$47,944	6.59%
Securities (2)	99,544	4,737	4.76	89,191	3,760	4.22	67,062	2,436	3.63
Other interest-earning assets	44,694	2,395	5.36	17,941	923	5.14	17,575	709	4.03
Total interest-earning assets	1,028,131	76,081	7.40	886,700	63,939	7.21	812,561	51,089	6.29
Non-interest-earning assets	93,252			84,614			78,306		
Total assets	$1,121,383			$971,314			$890,867		
Interest-bearing liabilities:									
Transaction accounts	474,367	17,555	3.70	397,819	13,092	3.29	360,492	6,780	1.88
Time deposits	372,575	17,752	4.76	315,071	13,623	4.32	285,305	9,255	3.24
Borrowings	51,950	3,170	6.10	44,450	2,609	5.87	47,028	2,097	4.46
Total interest-bearing liabilities	898,892	38,477	4.28	757,340	29,324	3.87	692,825	18,132	2.62
Non-interest-bearing liabilities	132,657			130,921			120,780		
Total liabilities	1,031,549			888,261			813,605		
Shareholders' equity	89,834			83,053			77,262		
Total liabilities and shareholders' equity	$1,121,383			$971,314			$890,867		
Net interest income		$37,604			$34,615			$32,957	
Interest rate spread			3.12%			3.34%			3.67%
Net interest margin (net interest income as a percent of average interest-earning assets)			3.66%			3.90%			4.06%
Effect of Net Free Funds (the difference between the net interest margin and the interest rate spread)			.54%			.56%			.39%
Average interest-earning assets to interest-bearing liabilities	114.38%			117.08%			117.28%		

(1) Includes non-accrual loans.
(2) Income presented on a tax equivalent basis using a 34.25% tax rate in 2007 and 2006 and a 35% tax rate in 2005. The tax equivalent adjustment was $368,000, $322,000,and $334,000, in 2007, 2006, and 2005, respectively.

Volume/Rate Analysis. The below table illustrates the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Bank's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

Table 3—Volume/Rate Analysis (in thousands)

	Year ended December 31,					
	2007 vs. 2006			2006 vs. 2005		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)					
Interest income attributable to:						
Loans receivable	$8,104	$ 1,589	$ 9,693	$3,567	$ 7,745	$11,312
Securities	463	514	977	891	433	1,324
Other interest-earning assets(1)	1,432	40	1,472	15	199	214
Total interest-earning assets	9,999	2,145	12,142	4,473	8,377	12,850
Interest expense attributable to:						
Transaction accounts	2,710	1,753	4,463	766	5,546	6,312
Time deposits	2,649	1,480	4,129	1,042	3,326	4,368
Borrowings	454	107	561	(120)	632	512
Total interest-bearing liabilities	5,813	3,340	9,153	1,688	9,504	11,192
Increase (decrease) in net interest income	$4,186	$(1,197)	$ 2,989	$2,785	$(1,127)	$ 1,658

(1) Includes short-term investments and interest-bearing deposits in other financial institutions.

PROVISION FOR LOAN LOSSES

2007 vs. 2006. The provision for loan losses was $1,575,000 for the year ended December 31, 2007, compared to $1,700,000 for 2006. The decrease of $125,000 (7%) reflected a decrease in loans charged–off in 2007, which was offset by a higher level of non-performing loans. For the year ended December 31, 2007, net charge-offs were $998,000 or .11% of average loan balances compared to 2006 figures of $2,363,000 or .30% of average loan balances. The majority of the loans charged-off in 2007 had been reserved for in previous periods. Total non-accrual loans and loans past due 90 days or more were $9,047,000 (.95% of loans outstanding) at December 31, 2007, compared to $4,973,000 (.61% of loans outstanding) at December 31, 2006. The largest increase in non-performing loans since December 31, 2006 was a $1,700,000 residential development loan which resulted in the specific impairment reserve in the first quarter of 2007 and $350,000 of this relationship was charged-off in the fourth quarter of 2007. As the non-performing loan balances increased, the ratio of the allowance to nonperforming loans (coverage ratio) decreased from 139% at the end of 2006 to 94% at the end of 2007. Management's evaluation of the inherent risk in the loan portfolio considers both historic losses and information regarding specific borrowers. The increase in the loan loss allowance to total loans ratio, from .85% at December 31, 2006 to .90% at December 31, 2007, was in part due to the allowance brought over in the First Bank Acquisition, which had relatively higher historical losses associated with its loan portfolio. Management continues to monitor the nonperforming relationships and has established appropriate reserves.

Non-performing assets, which include non-performing loans, other real estate owned and repossessed assets, totaled $13,164,000 at December 31, 2007 and $7,954,000 at December 31, 2006. This represents 1.07% of total assets at December 31, 2007 compared to .76% at December 31, 2006. The largest property included in the other real estate owned at December 31, 2007 was a repossessed commercial office building valued at $2,700,000 that was acquired in 2006.

2006 vs 2005. The provision for loan losses was $1,700,000 for the year ended December 31, 2006, compared to $1,825,000 for 2005. The decrease of $125,000 (7%) reflected an improvement in the level of non-performing loans in 2006. For the year ended December 31, 2006, net charge-offs were $2,363,000, or .30%, of average loan balances compared to 2005 figures of $1,458,000, or .20%, of average loan balances. The majority of the loans charged-off in 2006, including a $1,400,000 commercial loan charged off in the third quarter of 2006, had been reserved for in previous periods. Total non-accrual loans and loans past due 90 days or more were $4,973,000 (.61% of loans outstanding) at December 31, 2006 compared to $9,045,000 (1.24% of loans outstanding) at December 31, 2005. As the non-performing loan balances decreased, the ratio of the allowance to nonperforming loans (coverage ratio) increased from 84% at the end of 2005 to 139% at the end of 2006. In addition to the $1,400,000 loan charged off in the third quarter, the decrease in non-performing loans from December 31, 2005 included a $2,800,000 commercial loan that was foreclosed on by the Bank and classified as "other real estate owned."

Allowance for Loan Losses. The allowance for loan losses as a percentage of total loans was .90% on December 31, 2007, which was an increase from .85% at December 31, 2006. This percentage increase represented an increase of $1,587,000, or 23%, in the allowance for loan losses from the end of 2006 to the end of 2007. The change in the loan loss allowance percentage was partially the result of the allowance brought over from the First Bank Acquisition. The amount of the allowance allocated to impaired loans at year end 2007 was $2,833,000, which was up 59% from the $1,783,000 at year end 2006. This 2007 amount allocated reserves included $400,000 of First Bank loans which were added to the impaired balances in the fourth quarter of 2007. The largest increase in allocated reserves was a $480,000 impairment of a $1,700,000 residential development loan. Management believes the current level of the allowance for loan losses is sufficient to absorb probable incurred losses in the loan portfolio. Management continues to monitor the loan portfolio closely and believes the provision for loan losses is directionally consistent with the changes in the probable losses inherent in the loan portfolio from 2006 to 2007. The Bank does not originate or purchase sub-prime loans for its portfolio. Management will continue to monitor and evaluate the effects of the slumping housing market conditions and any signs of deteriorating credit quality on the Bank's loan portfolio.

Monitoring loan quality and maintaining an adequate allowance is an ongoing process overseen by senior management and the loan review function. On at least a quarterly basis, a formal analysis of the adequacy of the allowance is prepared and reviewed by management and the Board of Directors. This analysis serves as a point in time assessment of the level of the allowance and serves as a basis for provisions for loan losses. The loan quality monitoring process includes assigning loan grades and the use of a watch list to identify loans of concern.

For additional information on the allowance for loan losses, see the critical accounting policies section of this discussion.

Table 4—Analysis of the allowance for losses for the periods indicated:

	Year ended at December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Balance of allowance at beginning of period	$6,918	$ 7,581	$ 7,214	$ 6,855	$ 6,408
Recoveries of loans previously charged off:					
Commercial loans	369	41	67	8	5
Consumer loans	106	40	11	2	26
Mortgage loans	23	0	0	0	1
Total recoveries	498	81	78	10	32
Loans charged off:					
Commercial loans	1,097	2,208	1,127	936	335
Consumer loans	368	185	277	360	226
Mortgage loans	31	51	132	30	114
Total charge-offs	1,496	2,444	1,536	1,326	675
Net charge-offs	(998)	(2,363)	(1,458)	(1,316)	(643)
Provision for loan losses	1,575	1,700	1,825	1,675	1,090
Merger adjustment	1,010	0	0	0	0
Balance of allowance at end of period	$8,805	$ 6,918	$ 7,581	$ 7,214	$ 6,855
Net charge-offs to average loans outstanding for period	.11%	.30%	.20%	.19%	.10%
Allowance at end of period to loans at end of period	.90%	.85%	1.04%	1.00%	1.04%
Allowance to nonperforming loans at end of period	97.33%	139.11%	83.81%	140.21%	197.38%

NON-INTEREST INCOME

The following table shows the components of non-interest income and the percentage changes from 2007 to 2006 and from 2006 to 2005.

Table 5—Major Components of non-interest income (dollars in thousands)

	Year ended December 31,			Percentage Increase/(Decrease)	
Non-interest income:	**2007**	**2006**	**2005**	**2007/2006**	**2006/2005**
Service charges and fees	$ 8,243	$ 5,976	$4,297	38%	39%
Gains on sale of real estate loans	919	1,056	965	(13)	9
Trust fee income	1,089	1,088	928	0	17
Bankcard transaction revenue	1,626	1,298	1,050	25	24
Company owned life insurance earnings	749	700	472	7	48
Other	1,417	1,670	1,373	15	22
Total non-interest income	$14,043	$11,788	$9,085	19%	30%

2007 vs. 2006. Total non-interest income increased $2,255,000 (19%) in 2007 from $11,788,000 in 2006 to $14,043,000 in 2007. Increases for 2007 included service charges and fees (up $2,267,000, or 38%), and bankcard transaction revenue (up $328,000, or 25%), which was partially offset by a decrease in other non-interest income (down $253,000, or 15%). Contributing to the decrease in other non-interest income was $202,000 in gains on the payoff of certain Federal Home Loan Bank advances that were recognized in 2006.

Contributing to the growth in service charges and fees was revenue from the Bank's new overdraft program that was implemented in the third quarter of 2006. This program allows qualified customers the courtesy of the Bank paying items that overdraw the account up to a set limit. This new program contributed to the $2,024,000 or 61%, increase in overdraft revenue from $3,295,000 in 2006 to $5,320,000 in 2007.

The increase in bankcard transaction revenue reflects consumers continued acceptance of electronic forms of payment and the resulting growth in usage of the Bank's debit and credit card products.

2006 vs. 2005. Total non-interest income increased $2,703,000 (30%) in 2006 from $9,085,000 in 2005 to $11,788,000 in 2006. Increases for 2006 included service charges and fees (up $1,679,000, or 39%), bankcard transaction revenue (up $248,000, or 24%), trust fee income (up $160,000, or 17%), gains on the sale of real estate loans (up $91,000, or 9%), and standby letters of credit fees (up $53,000, or 12%). Other non-interest income included $202,000 in gains on the payoff of certain Federal Home Loan Bank advances, due to the reversal of the remaining purchase accounting adjustment on such advances, which was offset by $264,000 in losses from the sale of other real estate owned. The Federal Home Loan Bank long-term advances were callable advances that were part of the assets purchased in 2002, and were assumed at their fair value at the date of purchase. As rates have risen, the assumed advances' fair value has fallen below the amortized liability as of the date they were called, resulting in a gain. The losses on the sale of other real estate were $133,000 more in 2006 than the losses in 2005.

Revenue from cash management products and service charge fees from the Bank's new overdraft program implemented in the third quarter of 2006, contributed to the growth in service charges and fees in 2006. This new program contributed to the $1,271,000 or 63% increase in overdraft revenue from $2,024,000 in 2005 to $3,295,000 in 2006. In 2005, the Bank began to provide a new cash management product by offering the service of consolidating returned checks for specific customers. The new cash management products included increased lockbox revenue and fees from the Bank's consolidated returns product. The related fees from the new lockbox customers and the consolidated returns was approximately $338,000, or 47%, higher in 2006 as compared to 2005. The consolidating of returns helps national and regional retailers save money by routing the returned checks of their customers to one financial institution, versus through multiple local depository banks.

NON-INTEREST EXPENSE

The following table shows the components of non-interest income and the percentage changes from 2007 to 2006 and from 2006 to 2005.

Table 6—Major Components of non-interest expense (in thousands)

	Year ended December 31,			Percentage Increase/(Decrease)	
Non-interest expense:	2007	2006	2005	2007/2006	2006/2005
Salaries and employee benefits	$16,402	$14,950	$12,228	10%	22%
Occupancy and equipment	4,517	4,076	3,881	11	5
Data processing	1,433	1,256	1,393	14	(10)
Advertising	854	740	618	15	20
ATM processing fees	875	820	674	7	22
Outside service fees	1,183	934	828	27	13
State bank taxes	1,258	1,192	1,007	5	20
Amortization of intangible assets	1,090	645	646	69	0
Other	6,107	4,529	3,886	35	16
Total non-interest expense	$33,719	$29,142	$25,161	16%	16%

2007 vs. 2006. Non-interest expense increased $4,577,000 (16%) to 33,719,000 for 2007, compared to $29,142,000 for 2006. The largest increase in non-interest expense was in salaries and benefits, which increased $1,452,000 (10%) in 2007 compared to 2006. The increase in salaries and benefits was the result of both annual merit increases and an increase in the number of employees. The total number of employees increased 18 (6%) from 314 at the end of 2006 to 332 at the end of 2007, and included the added employees from the First Bank acquisition. Other expenses in 2007 included an increase of $596,000 in expenses associated with other real estate owned properties from $270,000 in 2006 to $866,000 in 2007. The majority of this expense was the result of certain improvements made to a repossessed commercial office building. The increase of $445,000 in amortization of intangible assets for 2007 was the result of the First Bank Acquisition.

2006 vs. 2005. Non-interest expense increased $3,981,000 (16%) to $29,142,000 for 2006, compared to $25,161,000 in 2005. The largest increase in non-interest expense was in salaries and benefits, which increased $2,722,000 (22%) in 2006 compared to 2005. The increase in salaries and benefits included the additional compensation cost for added staffing in the Bank's cash management operations center, which opened in February of 2005, and $755,000 in compensation cost for stock options. The Company recorded this stock option expense of $755,000 in 2006 in accordance with FAS 123(R), adopted on January 1, 2006. For comparison purposes, applying the new standards of FAS 123(R) to 2005 would have resulted in recording stock option compensation expense of $633,000. The operations center was opened to handle the increased lockbox item volume and expanded cash management product offerings, such as the service of consolidating returned checks. Other areas where additional staff was added in 2005 and 2006 included commercial and consumer lending, credit review, information technology, human resources, audit and accounting. Other expenses in 2006 included an increase of $215,000 in expenses associated with other real estate owned properties from $55,000 in 2005 to $270,000 in 2006. These expenses reflect the cost of maintaining these properties.

TAX EXPENSE

2007 vs. 2006. Federal income tax expense increased $67,000 (1%) to $4,854,000 for 2007 compared to $4,787,000 for 2006. The effective tax rate was 30.4% for 2007, which was a decrease of 1% from 31.4% in 2006. Contributing to the decrease in the effective tax rate was higher tax free revenue and a $100,000 historic tax credit realized in 2007.

2006 vs. 2005. Federal income tax expense increased $192,000 (4%) to $4,787,000 for 2006 compared to $4,595,000 for 2005. The effective tax rate was 31.4% for 2006, which was a slight increase of .2% from 31.2% in 2005.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

The Bank enters into certain contractual obligations in the ordinary course of operations. Table 7 presents, as of December 31, 2007, the Bank's significant fixed and determinable contractual obligations by payment date. The required payments under these contacts represent future cash requirements of the Bank. The payment amounts represent those amounts due to the recipient plus the unamortized premium on the FHLB advances.

Table 7—Contractual obligations (in thousands)

		Maturity by period			
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
FHLB advances	$ 6,000	$ —	$ —	$6,000	$ —
Subordinated debentures	36,083	—	—	—	36,083
Other notes payable	257	16	59	182	—
Northern Kentucky University arena naming rights	6,000	858	1,714	1,714	1,714
Thomas More College athletic field naming rights	1,000	1,000	—	—	—
Lease commitments	3,602	912	1,416	741	533
Total	$52,942	$ 2,786	$3,189	$8,637	$ 38,330

Lease commitments represent the total minimum lease payments under noncancelable leases.

In order to meet the financing needs of its customers, the Bank is also a party to certain financial instruments with off-balance sheet risk in the normal course of business. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the Corporation's consolidated balance sheets. Table 8 presents, as of December 31, 2007, the Bank's significant off-balance sheet commitments.

Table 8—Significant Off-Balance Sheet Commitments (in thousands)

		Maturity by period			
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Unused lines of credit and loan commitments	$258,263	$136,353	$46,501	$5,821	$ 69,588
Standby letters of credit	65,304	41,088	17,707	3,568	2,941
FHLB letters of credit	124,800	124,800	—	—	—

Unused lines of credit and loan commitments assure a borrower of financing for a specified period of time at a specified rate. The risk to the Bank under such commitments is limited to the terms of the contracts. For example, the Bank may not be obligated to advance funds if the customer's financial condition deteriorates or if the customer fails to meet specific covenants. An approved, but unfunded, loan commitment represents a potential credit risk once the funds are advanced to the customer. The unused lines of credit and loan commitments also represent a future cash requirement, but this cash requirement will be limited since many commitments are expected to expire or only be used partially.

Standby letters of credit represent commitments by the Bank to repay a third-party beneficiary when a customer fails to repay a loan or debt instrument. The terms and risk of loss involved in issuing standby letters of credit are similar to those involved in issuing loan commitments and extending credit. In addition to credit risk, the letters of credit could present an immediate cash requirement if the obligations require funding.

The Bank maintains letters of credit from the FHLB to collateralize public funds deposits. These letters of credit reduce the Bank's available borrowing line at the FHLB.

On March 3, 2005, the Bank entered into an agreement with Northern Kentucky University (the "University") whereby the University granted to the Bank the naming rights for the new Northern Kentucky University Arena (the "Arena") to be constructed on the campus of the University for a term commencing immediately upon execution of the document and expiring 20 years after the opening of the Arena. In consideration of such naming rights, the Bank agreed to pay the lesser of 10% of the total construction cost of the Arena or $6,000,000, such sum to be paid in seven equal annual installments beginning after substantial completion and opening of the Arena. The cost of the naming rights will be amortized over the life of the contract commencing on the opening of the Arena, which will take place in 2008.

In the second quarter of 2007, the Bank and Thomas More College (the "College") announced a naming rights agreement for the new athletic field being constructed on the College's campus. The Bank committed $1,000,000 to the project, which will be named The Bank of Kentucky Field (the "Field"). The cost of the naming rights will be amortized over the 25-year life of the agreement commencing on the opening of the Field.

Further discussion of the Bank's contractual obligations and off-balance sheet activities is included in Note 15 of the Corporation's consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity refers to the availability of sufficient levels of cash to fund operations, such as meeting deposit withdrawals, funding loan commitments, paying expenses and meeting its quarterly payment obligations under certain subordinated debentures issued by BKFC in connection with the issuance of floating rate redeemable trust preferred securities issued by BKFC's unconsolidated trust subsidiary. The source of the funds for BKFC's debt obligations is dependent on the Bank and BKFC's line of credit. During 2007, the Bank funded its loan growth with growth in deposits and equity. At December 31, 2007, the Bank's customers had available $314,265,000 in unused lines and letters of credit, and the Bank has further extended loan commitments totaling $9,302,000. Historically, many such commitments have expired without being drawn and, accordingly, do not necessarily represent future cash commitments.

If needed, the Bank has the ability to borrow term and overnight funds from the Federal Home Loan Bank or other financial intermediaries. In addition BKFC has a $10,000,000 line of credit with U.S Bank that had $2,200,000 outstanding at December 31, 2007. Further, the Bank has $152,069,000 of securities designated as available-for-sale and an additional $3,147,000 of held-to-maturity securities that mature within one year that can serve as sources of funds. Management is satisfied that BKFC's liquidity is sufficient at December 31, 2007 to meet known and potential obligations.

As illustrated in the Company's statement of cash flows, the net change in cash and cash equivalents resulted in a decrease of $15,983,000. Net income provided $11,131,000 of the $14,555,000 in the Bank's cash flows from operating activities, while the largest cash outflow from investing activities was in the form of an increase in loans of $75,574,000. The largest source of cash from financing activities came from the increase of $84,470,000 in deposits.

Both BKFC and the Bank are required to comply with capital requirements promulgated by their primary regulators. These regulations and other regulatory requirements limit the amount of dividends that may be paid by the Bank to BKFC and by BKFC to its shareholders. In 2007, BKFC paid cash dividends of $.46 per share totaling $2,651,000.

The FDIC has issued regulations relating a bank's deposit insurance assessment and certain aspects of its operations to specified capital levels. A "well-capitalized" bank, one with a leverage ratio of 5% or more and a total risk-based capital ratio of 10% or more, and no particular areas of supervisory concern, pays the lowest premium and is subject to the fewest restrictions. The Bank's capital levels and ratios exceed the regulatory definitions of well-capitalized institutions. At December 31, 2007, BKFC's leverage and total risk-based capital ratios were 7.84% and 10.12%, respectively, which exceed all required ratios established for bank holding companies.

EFFECT OF INFLATION AND CHANGING PRICES

The financial statements and related financial data presented in this annual report have been prepared in accordance with U.S. GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial company, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ADOPTION OF NEW ACCOUNTING STANDARDS:

The Company adopted the provisions of Financial Accounting Standards Board (the "FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), on January 1, 2007. The adoption of FIN 48 had no effect on the Company's financial statements. The Company had no unrecognized tax benefits as of January 1, 2007, and did not recognize any increase in unrecognized benefits during 2007 relative to any tax positions taken in 2007. Should the accrual of any interest or penalties relative to unrecognized tax benefits be necessary, it is the Company's policy to record such accruals in its income tax accounts; no such accruals exist as of December 31, 2007. The Company and its subsidiary file a consolidated U.S. federal income tax return, which is subject to examination for all years after 2003.

In February 2006, the FASB issued Statement No. 155, *Accounting for Certain Hybrid Financial Instruments an Amendment to FASB Statements No. 133 and 140.* This Statement permits fair value re-measurement for any hybrid financial instruments, clarifies which instruments are subject to the requirements of Statement No. 133, and establishes a requirement to evaluate interests in securitized financial assets and other items. The new standard is effective for financial assets acquired or issued after the beginning of the entity's first fiscal year that begins after September 15, 2006. The adoption of this standard did not have a material impact on the Corporation's financial statements.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-5, *Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance).* This issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the issue discusses whether the cash surrender value should be discounted when the policyholder is contractually limited in its ability to surrender a policy. The adoption of this standard did not have a material impact on the Corporation's financial statements.

EFFECT OF NEWLY ISSUED BUT NOT YET EFFECTIVE ACCOUNTING STANDARDS

In September 2006, "FASB", issued Statement No. 157, *Fair Value Measurements*. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The new standard is effective for fiscal years beginning after November 15, 2007. The Corporation does not believe the adoption of this issue will have a material impact on its financial statements.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants' employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. The Corporation does not believe the adoption of this issue will have a material impact on its financial statements.

On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109, *Written Loan Commitments Recorded at Fair Value through Earnings* ("SAB 109"). Previously, SAB 105, *Application of Accounting Principles to Loan Commitments*, stated that in measuring the fair value of a derivative loan commitment, a company should not incorporate the expected net future cash flows related to the associated servicing of the loan. SAB 109 supersedes SAB 105 and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in measuring fair value for all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment, and SAB 109 retains that view. SAB 109 is effective for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company does not expect the impact of this standard to be material.

Item 7A. Quantitative and Qualitative Disclosure about Market Risk

ASSET/LIABILITY MANAGEMENT AND MARKET RISK

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to interest rate risk, exchange rate risk, equity price risk or commodity price risk. The Bank does not maintain a trading account for any class of financial instrument and is not currently subject to foreign currency exchange rate risk, equity price risk or commodity price risk. The Bank's market risk is composed primarily of interest rate risk.

The Bank utilizes an earnings simulation model to measure and define the amount of interest rate risk it assumes. Interest rate risk is the potential for economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a decline in fair market values. Interest rate risk results from the fact that the interest sensitive assets and liabilities can adjust their rates at different times and by different amounts. The goal of asset/liability management is to maintain a high, yet stable, net interest margin and to manage the effect that changes in market interest rates will have on net interest income. A common measure of interest rate risk is interest rate "gap" measurement. The gap is the difference, in dollars, between the amount of interest-earning assets and interest-bearing liabilities that will reprice within a certain time frame. Repricing can occur when an asset or liability matures or, if an adjustable rate instrument, when it can be adjusted. Typically, the measurement will focus on the interest rate gap position over the next 12 months. An institution is said to have a negative gap position when more interest-bearing liabilities reprice within a certain period than interest-earning assets, and a positive gap position when more interest-earning assets reprice than interest-bearing liabilities. Interest rate gap is considered an indicator of the effect that changing rates may have on net interest income. Generally, an institution with a negative gap will benefit from declining market interest rates and be negatively impacted by rising interest rates. The Bank currently is in a negative gap position, $152,561,000 (12.37%), and as a result would, without considering other factors, generally benefit from lower rates and be negatively impacted by higher interest rates. The ability to benefit from the Bank's liability-sensitive position would depend on a number of factors, including: the competitive pressures on consumer deposit and loan pricing, the movement of certain deposit rate indices in relationship to asset rate indices, and the extent of the decrease in the rate environment.

At December 31, 2007, BKFC's 12-month interest rate gap position, as measured by the Bank's asset/liability model, was negative. Over the succeeding 12 months, interest rate sensitive liabilities exceeded interest rate sensitive assets by $152,561,000 (12.37% of total assets). At December 31, 2006, interest rate sensitive liabilities exceeded interest rate sensitive assets by $72,882,000 (6.93% of total assets). Contributing to the increased liability sensitive position from 2006 to 2007 was the increase in money market accounts and the addition of $18,000,000 in trust preferred securities issued in connection with the First Bank Acquisition. An assumption, based on historical behavior, contributing to the Company's gap position is that the balances in NOW and savings accounts react within a two-year timeframe to market rate changes, rather than reacting immediately. These instruments are not tied to specific indices and are only influenced by market conditions and other factors. The Bank's experience with NOW and savings accounts has been that they have repriced at a pace equal to approximately 25% of a prime change. Accordingly, a general movement in interest rates may not have an immediate effect on the rates paid on those deposit accounts.

The Bank's asset/liability management policy establishes guidelines governing the amount of interest income at risk, market value at risk and parameters for the gap position. Management continually monitors these risks through the use of gap analysis and the earnings simulation model. The simulation model is used to estimate and evaluate the impact of changing interest rates on earnings and market value. The model projects the effect of instantaneous movements in interest rates of both 100 and 200 basis points. The changes in market values for these rate assumptions are within the Bank's acceptable ranges. The assumptions used in the simulation are inherently uncertain and, as a result, the model cannot precisely measure future net interest income. The results of the model are used by management to approximate the results of rate changes and do not indicate actual expected results. Actual results will differ from the model's simulated results due to timing, frequency of interest rate changes as well as changes in various management strategies and market conditions. Additionally, as seen in 2007, and discussed in the net interest income section of this report, actual results can differ materially from the model if interest rates do not move equally across the yield curve.

The difference in the estimates of net interest income change, as shown below, between 2006 to 2007 was a result of the same influences that increased the liability sensitivity of the Company's gap position. As shown below, the December 31, 2007 simulation analysis indicates that the Company is in a negative interest rate sensitive position and would benefit from a decrease in market interest rates.

Net interest income estimates are summarized below.

	Net Interest Income Change	
	2006	2007
Increase 200 bp	(2.03)%	(0.17)%
Increase 100 bp	(1.01)	0.01
Decrease 100 bp	1.03	(0.02)
Decrease 200 bp	1.61	(0.54)

The table below provides information about the quantitative market risk of interest sensitive instruments at December 31, 2007 (dollars in thousands) and shows the contractually repricing intervals, and related average interest rates, for each of the next five years and thereafter. As discussed above, while this table uses the contractual repricing intervals for NOW and savings accounts and therefore reflects the Bank's ability to adjust rates on those accounts at any time, the Bank's interest rate risk model incorporates assumptions based on historical behavior to determine the expected repricing of these deposits. The amounts included in loans excludes allowance for loan losses, deferred fees, in process accounts and purchase accounting adjustments:

Table 9—Balance sheet repricing data (in thousands)

	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
Repricing in:								
Federal Funds Sold	569	—	—	—	—	—	569	569
Average Interest Rate	4.42%	—	—	—	—	—	—	—
Interest Bearing Deposits	100	—	—	—	—	—	100	100
Average Interest Rate	3.40%	—	—	—	—	—	—	—
Securities	101,672	7,189	3,063	18,027	8,875	29,473	168,299	168,239
Average Interest Rate	3.02%	4.48%	4.96%	4.99%	4.80%	4.49%	—	—
FHLB Stock	4,766	—	—	—	—	—	4,766	4,766
Average Interest Rate	7.00%	—	—	—	—	—	—	—
Loans	540,926	63,453	57,499	118,090	63,097	108,085	951,150	955,779
Average Interest Rate	7.25%	7.23%	7.39%	7.31%	7.19%	7.16%	—	—
Liabilities								
Savings, NOW, MMA	520,994	—	—	—	—	—	520,994	520,994
Average Interest Rate	3.33%	—	—	—	—	—	—	—
CDs and IRAs	311,224	46,436	9,979	3,702	832	1,334	373,507	375,622
Average Interest Rate	4.97%	4.81%	4.81%	4.52%	4.92%	4.44%	—	—
Borrowings	22,789	—	—	—	—	—	22,789	22,789
Average Interest Rate	4.34%	—	—	—	—	—	—	—
Notes Payable	35,000	—	—	—	6,000	1,340	42,340	42,542
Average Interest Rate	7.35%	—	—	—	5.01%	2.07%	—	—

Item 8. Financial Statements and Supplementary Data

THE BANK OF KENTUCKY FINANCIAL CORPORATION

FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005

THE BANK OF KENTUCKY FINANCIAL CORPORATION
Florence, Kentucky

FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
The Bank of Kentucky Financial Corporation
Crestview Hills, Kentucky

We have audited the accompanying consolidated balance sheets of The Bank of Kentucky Financial Corporation as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. We also have audited The Bank of Kentucky Financial Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bank of Kentucky Financial Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Bank of Kentucky Financial Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion The Bank of Kentucky Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO.

Crowe Chizek and Company LLC

Columbus, Ohio
February 23, 2008

THE BANK OF KENTUCKY FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006
(Dollar amounts in thousands, except per share amounts)

	2007	2006
ASSETS		
Cash and due from banks	$ 38,307	$ 36,724
Federal funds sold and other short-term investments	569	18,135
Total cash and cash equivalents	38,876	54,859
Interest bearing deposits with banks	100	100
Available-for-sale securities	152,069	106,926
Held-to-maturity securities (Fair value of $16,170 and $11,815)	16,230	12,028
Loans held for sale	2,673	4,009
Loans, net of allowance ($8,505 and $6,918)	941,209	807,183
Premises and equipment-net	17,764	17,069
Federal Home Loan Bank stock, at cost	4,766	4,537
Goodwill	15,209	9,867
Acquisition intangibles	3,830	2,290
Cash surrender value of life insurance	20,528	19,779
Accrued interest receivable and other assets	19,470	12,916
	$1,232,724	$1,051,563
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits		
Noninterest bearing deposits	$ 167,578	$ 149,519
Interest bearing deposits	894,501	764,908
Total deposits	1,062,079	914,427
Short-term borrowings	22,789	15,960
Notes payable	42,340	23,907
Accrued expenses and other liabilities	12,031	10,386
	1,139,239	964,680
Commitments and contingent liabilities	—	—
Shareholders' equity		
Common stock, no par value, 15,000,000 shares authorized, 5,684,207 (2007) and 5,794,699 (2006) shares issued	3,098	3,098
Additional paid-in capital	3,880	6,207
Retained earnings	86,305	77,825
Accumulated other comprehensive income (loss)	202	(247)
	93,485	86,883
	$1,232,724	$1,051,563

See accompanying notes.

THE BANK OF KENTUCKY FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2007, 2006 and 2005
(Dollar amounts in thousands, except per share amounts)

	2007	2006	2005
Interest income			
Loans, including related fees	$68,769	$59,131	$47,836
Securities			
Taxable	4,189	3,184	1,790
Tax exempt	360	379	420
Other	2,395	923	709
	75,713	63,617	50,755
Interest expense			
Deposits	35,307	26,715	16,035
Borrowings	3,170	2,609	2,097
	38,477	29,324	18,132
Net interest income	37,236	34,293	32,623
Provision for loan losses	1,575	1,700	1,825
Net interest income after provision for loan losses	35,661	32,593	30,798
Non-interest income			
Service charges and fees	8,243	5,976	4,297
Gain on sale of real estate loans	919	1,056	965
Trust fee income	1,089	1,088	928
Bankcard transaction revenue	1,626	1,298	1,050
Other	2,166	2,370	1,845
	14,043	11,788	9,085
Non-interest expense			
Salaries and employee benefits	16,402	14,950	12,228
Occupancy and equipment	4,517	4,076	3,881
Data processing	1,433	1,256	1,393
Advertising	854	740	618
Electronic banking processing fees	875	820	674
Outside service fees	1,183	934	828
State bank taxes	1,258	1,192	1,007
Amortization of intangible assets	1,090	645	646
Other	6,107	4,529	3,886
	33,719	29,142	25,161
Income before income taxes	15,985	15,239	14,722
Federal income taxes	4,854	4,787	4,595
Net income	$11,131	$10,452	$10,127
Per share data			
Earnings per share	$ 1.93	$ 1.79	$ 1.71
Earnings per share, assuming dilution	$ 1.93	$ 1.78	$ 1.70

See accompanying notes.

THE BANK OF KENTUCKY FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS
OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2007, 2006 and 2005.
(Dollar amounts in thousands, except per share amounts)

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance January 1, 2005	5,927,979	$ 3,098	$ 9,050	$61,614	$ (98)	$73,664
Comprehensive income						
Net income	—	—	—	10,127	—	10,127
Change in net unrealized gain (loss), net of tax	—	—	—	—	(410)	(410)
Total comprehensive income						9,717
Cash dividends - $.30 per share	—	—	—	(1,772)	—	(1,772)
Exercise of stock options, including tax benefit	5,800	—	126	—	—	126
Repurchase and retirement of common shares	(49,700)	—	(1,288)	—	—	(1,288)
Balance December 31, 2005	5,884,079	3,098	7,888	69,969	(508)	80,447
Cumulative adjustment related to SAB 108 adoption	—	—	—	(379)	—	(379)
Comprehensive income						
Net income	—	—	—	10,452		10,452
Change in net unrealized gain (loss), net of tax	—	—	—	—	261	261
Total comprehensive income						10,713
Cash dividends - $.38 per share	—	—	—	(2,217)	—	(2,217)
Stock-based compensation expense	—	—	775	—	—	775
Exercise of stock options, including tax benefit	29,020	—	621	—	—	621
Repurchase and retirement of common shares	(118,400)	—	(3,077)	—	—	(3,077)
Balance December 31, 2006	5,794,699	3,098	6,207	77,825	(247)	86,883
Comprehensive income						
Net income	—	—	—	11,131		11,131
Change in net unrealized gain (loss), net of tax	—	—	—	—	449	449
Total comprehensive income						11,580
Cash dividends - $.46 per share	—	—	—	(2,651)	—	(2,651)
Stock-based compensation expense	—	—	839	—	—	839
Exercise of stock options, including tax benefit	43,253	—	777	—	—	777
Repurchase and retirement of common shares	(153,745)	—	(3,943)	—	—	(3,943)
Balance December 31, 2007	5,684,207	$ 3,098	$ 3,880	$86,305	$ 202	$93,485

See accompanying notes.

THE BANK OF KENTUCKY FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2007, 2006 and 2005
(Dollar amounts in thousands)

	2007	2006	2005
Cash flows from operating activities			
Net income	$ 11,131	$ 10,452	$ 10,127
Adjustments to reconcile net income to net cash from operating activities			
Depreciation and amortization	1,505	1,255	1,390
Net amortization (accretion) on securities	(1,453)	(824)	25
Provision for loan losses	1,575	1,700	1,825
Federal Home Loan Bank stock dividend	—	(254)	(208)
Amortization of acquisition intangibles	1,090	645	646
Earnings on life insurance	(749)	(701)	(472)
Loss on sale/write-down of other real estate	312	224	123
Gains on sales of loans	(919)	(1,056)	(965)
Proceeds from loans sold	71,668	80,814	81,356
Origination of loans held for sale	(69,413)	(82,158)	(80,609)
Stock based compensation expense	839	775	—
Net change in:			
Accrued interest receivable and other assets	(2,369)	(2,153)	(1,903)
Accrued expenses and other liabilities	1,338	2,544	2,334
Net cash from operating activities	14,555	11,263	13,669
Cash flows from investing activities			
Net change in interest-bearing deposits with banks	—	—	(100)
Proceeds from maturities and principal reductions of held-to-maturity securities	3,445	2,778	4,100
Purchase of held-to-maturity securities	(7,662)	—	(6,883)
Proceeds from maturities and sales of available-for-sale securities	272,327	113,967	28,902
Purchase of available-for-sale securities	(313,153)	(140,098)	(56,883)
Loans made to customers, net of principal collections	(75,574)	(89,817)	(17,987)
Property and equipment expenditures, net	(2,095)	(1,074)	(2,850)
Purchase of Company owned life insurance	—	—	(6,500)
Proceeds from the sale of other real estate	163	6,150	1,064
Net payments in acquisition	(12,014)	—	—
Net cash from investing activities	(134,563)	(108,094)	(57,137)
Cash flows from financing activities			
Net change in deposits	84,470	83,317	78,327
Net change in short-term borrowings	6,829	11,735	(4,936)
Advances on notes payable	18,557	—	—
Payments on notes payable	(14)	(10,033)	(3,042)
Dividends paid on common stock	(2,651)	(2,217)	(1,772)
Stock repurchase and retirement	(3,943)	(3,077)	(1,288)
Proceeds from exercise of stock options	777	621	117
Net cash from financing activities	104,025	80,346	67,406
Net change in cash and cash equivalents	(15,983)	(16,485)	23,938
Cash and cash equivalents at beginning of year	54,859	71,344	47,406
Cash and cash equivalents at end of year	$ 38,876	$ 54,859	$ 71,344
Supplemental cash flow information:			
Cash paid for interest	$ 37,145	$ 27,666	$ 16,550
Cash paid for income taxes	5,503	4,203	4,920
Supplemental noncash disclosures:			
Transfers from loans to other real estate	$ 1,612	$ 4,292	$ 4,416
Transfers from property and equipment to other real estate	—	—	400

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include the accounts of The Bank of Kentucky Financial Corporation (the Company) and its wholly owned subsidiary, The Bank of Kentucky (the Bank). Intercompany transactions are eliminated in consolidation.

Description of Business: The Company provides financial services through its subsidiary, which operates primarily in Boone, Campbell, Grant and Kenton counties in northern Kentucky and also in Greater Cincinnati. Operations consist of generating commercial, mortgage and consumer loans and accepting deposits from customers. The loan portfolio is diversified and the ability of debtors to repay loans is not dependent upon any single industry. The majority of the institution's loans are secured by specific items of collateral including business assets, real property and consumer assets.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and the fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. The Company reports net cash flows for customer loan and deposit transactions, interest-bearing balances with banks and short-term borrowings with maturities of 90 days or less.

Securities: Securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available-for-sale when they might be sold before maturity. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are based on the amortized cost of the security sold.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value of securities have been below their cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans Held For Sale: The Bank originates loans for sale, servicing released, to secondary market brokers. Loans held for sale are loans which have been closed and are awaiting delivery to these brokers. They are reported at the lower of cost or market, on an aggregate basis. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Most loans are sold servicing released such that there would be no servicing asset recognized upon the sale.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are significantly past due.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

(Continued)

(Dollar amounts in thousands, except per share amounts)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 10 to 25 years. Leasehold improvements are depreciated using the straight-line method over the lesser of the useful life of the asset or the length of the lease. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 10 years.

Other Real Estate: Other real estate acquired through or instead of foreclosure is initially recorded at fair value less cost to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Expenses incurred in carrying other real estate are charged to operations as incurred. A total of $4,117 and $2,981 of other real estate was owned on December 31, 2007 and 2006, respectively, and included in other assets.

Federal Home Loan Bank (FHLB) Stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Company Owned Life Insurance: The Company has purchased life insurance policies on certain key executives. Upon adoption of EITF 06-5, which is discussed further below, Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Prior to adoption of EITF 06-5, the Company recorded owned life insurance at its cash surrender value.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-5, *Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance)(Issue)*. This Issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the Issue requires disclosure when there are contractual restrictions on the Company's ability to surrender a policy. The adoption of EITF 06-5 on January 1, 2007 had no impact on the Company's financial condition or results of operation.

Goodwill and Other Intangible Assets: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Other intangible assets consist of core deposit and acquired customer relationship intangible assets arising from whole bank and branch acquisitions. They are initially measured at fair value and then are amortized either on the straight-line method or an accelerated method over their estimated useful lives of eight to ten years for the core deposit intangible and seven to ten years for the customer relationship intangible.

Repurchase Agreements: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

(Continued)

(Dollar amounts in thousands, except per share amounts)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Based Compensation: Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-based Payment*, using the modified prospective transition method. Accordingly, the Company has recorded stock-based employee compensation cost using the fair value method starting in 2006.

Prior to January 1, 2006, employee compensation expense under stock options was reported using the intrinsic value method; therefore, no stock-based compensation cost is reflected in net income for the year ending December 31, 2005, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.

The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, for the year ending December 31.

	2005
Net income as reported	$10,127
Deduct: Stock-based compensation expense determined under fair value based method	575
Pro forma net income	9,552
Basic earnings per share as reported	1.71
Pro forma basic earnings per share	1.62
Diluted earnings per share as reported	1.70
Pro forma diluted earnings per share	1.61

Income Taxes: Income tax expense is the amount of taxes payable for the current year plus or minus the change in deferred taxes. Deferred tax liabilities and assets are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. Recognition of deferred tax assets is limited by the establishment of a valuation allowance unless management concludes that they are more likely than not to result in future tax benefits to the Company.

The Company adopted FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), as of January 1, 2007. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no affect on the Company's financial statements.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loan Commitments and Related Financial Instruments: Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount of these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are currently such matters that will have a material effect on the financial statements.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Dividend Restriction: Banking regulations require the maintenance of certain capital levels and may limit the amount of dividends which may be paid by the Bank to the Company or by the Company to its shareholders. See Note 16 for further discussion.

Long-term Assets: These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Business Segment: Internal financial information is reported and aggregated in one line of business, banking. While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

(Continued)

(Dollar amounts in thousands, except per share amounts)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuance of the financial statements.

Retirement Plans: Employee 401(k) and profit sharing plan expense is the amount of matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

Adoption of New Accounting Standards: The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), on January 1, 2007. The adoption of FIN 48 had no effect on the Company's financial statements. The Company has no unrecognized tax benefits as of January 1, 2007 and did not recognize any increase in unrecognized benefits during 2007 relative to any tax positions taken in 2007. Should the accrual of any interest or penalties relative to unrecognized tax benefits be necessary, it is the Company's policy to record such accruals in its income taxes accounts; no such accruals existed as of December 31, 2007. The Company and its corporate subsidiary file a consolidated U.S. federal income tax return, which is subject to examination for all years after 2003.

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 155, *Accounting for Certain Hybrid Financial Instruments-an amendment to FASB Statements No. 133 and 140*. This Statement permits fair value re-measurement for any hybrid financial instruments, clarifies which instruments are subject to the requirements of Statement No. 133, and establishes a requirement to evaluate interests in securitized financial assets and other items. The new standard is effective for financial assets acquired or issued after the beginning of the entity's first fiscal year that begins after September 15, 2006. The adoption of this standard did not have a material impact on the Corporation's financial statements.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-5, *Accounting for Purchases of Life Insurance - Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance)*. This issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the issue discusses whether the cash surrender

(Continued)

(Dollar amounts in thousands, except per share amounts)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

value should be discounted when the policyholder is contractually limited in its ability to surrender a policy. The adoption of this standard did not have a material impact on the Corporation's financial statements.

Effect of Newly Issued But Not Yet Effective Accounting Standards: In September 2006, the Financial Accounting Standards Board, "FASB", issued Statement No. 157, *Fair Value Measurements*. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The new standard is effective for fiscal years beginning after November 15, 2007. The Corporation does not believe the adoption of this issue will have a material impact on the financial statements.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants' employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. The Corporation does not believe the adoption of this issue will have a material impact on the financial statements.

On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109, *Written Loan Commitments Recorded at Fair Value through Earnings* ("SAB 109"). Previously, SAB 105, *Application of Accounting Principles to Loan Commitments*, stated that in measuring the fair value of a derivative loan commitment, a company should not incorporate the expected net future cash flows related to the associated servicing of the loan. SAB 109 supersedes SAB 105 and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in measuring fair value for all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment, and SAB 109 retains that view. SAB 109 is effective for derivative loan commitments issued or

(Continued)

(Dollar amounts in thousands, except per share amounts)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

modified in fiscal quarters beginning after December 15, 2007. The Company does not expect the impact of this standard to be material.

NOTE 2 - SECURITIES

The fair value of available for sale securities and the related gains and losses recognized in accumulated other comprehensive income (loss) was as follows:

Available-for-Sale	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2007			
U.S. Government, federal agencies and Government sponsored enterprises	$ 96,975	$ 271	$ (30)
U.S. Treasury	39,995	—	(4)
Mortgage-backed	13,799	118	(29)
Corporate	1,300	—	—
	$152,069	$ 389	$ (63)

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2006			
U.S. Government, federal agencies and Government sponsored enterprises	$ 86,381	$ 59	$ (340)
U.S. Treasury	14,996	1	—
Mortgage-backed	4,194	9	(111)
Corporate	1,355	—	—
	$106,926	$ 69	$ (451)

(Continued)

(Dollar amounts in thousands, except per share amounts)

NOTE 2 - SECURITIES (Continued)

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

Held-to-Maturity	Carrying Amount	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
2007				
Municipal and other obligations	$16,230	$ 21	$ (81)	$16,170
2006				
Municipal and other obligations	$12,028	$ 13	$ (226)	$11,815

The fair value of debt securities and carrying amount, if different, at year-end 2007 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Available-for-Sale	Held-to-Maturity	
	Fair Value	Carrying Value	Fair Value
Due in one year or less	$ 97,214	$ 3,147	$ 3,146
Due after one year through five years	35,754	8,134	8,118
Due after five years through ten years	4,002	4,949	4,906
Due after ten years	1,300		
Mortgage-backed	13,799	—	—
	$ 152,069	$16,230	$16,170

There were no sales of available for sale securities in 2005, 2006 or 2007.

At December 31, 2007 and 2006, securities with a carrying value of $114,320 and $96,655 were pledged to secure public deposits and repurchase agreements.

(Continued)

(Dollar amounts in thousands, except per share amounts)

NOTE 2 - SECURITIES (Continued)

Securities with unrealized losses at year-end 2007, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows:

	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2007						
U.S. Government, federal agencies and government sponsored enterprises	$ 4,002	$ (3)	$ 9,498	$ (27)	$13,500	$ (30)
U.S Treasury	39,995	(4)	—	—	39,995	(4)
Mortgage-backed	284	(2)	2,282	(27)	2,566	(29)
Municipal & other obligations	1,638	(11)	6,660	(70)	8,298	(81)
Total temporarily impaired	$45,919	$ (20)	$18,440	$ (124)	$64,359	$ (144)

Securities with unrealized losses at year end 2006 not recognized in income were as follows:

	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2006						
U.S. Government, federal agencies and government sponsored enterprises	$ 6,707	$ (36)	$33,774	$ (304)	$40,481	$ (340)
Mortgage-backed	715	(5)	2,918	(106)	3,633	(111)
Municipal & other obligations	—	—	10,154	(226)	10,154	(226)
Total temporarily impaired	$ 7,422	$ (41)	$46,846	$ (636)	$54,268	$ (677)

Unrealized losses on these securities have not been recognized into income because the issuers bonds are of high credit quality (US government agencies and government sponsored enterprises and "A" rated or better Kentucky municipalities), management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to increases in market interest rates. The fair value is expected to recover as the bonds approach their maturity date and/or market rates decline.

(Continued)

(Dollar amounts in thousands, except per share amounts)

NOTE 3 - LOANS

Year-end loans were as follows:

	2007	2006
Commercial	$182,431	$151,213
Residential real estate	215,915	181,534
Nonresidential real estate	387,234	359,943
Construction	134,807	95,812
Consumer	20,601	19,260
Municipal obligations	9,354	6,970
Gross loans	950,342	814,732
Less: Deferred loan origination fees	(628)	(631)
Allowance for loan losses	(8,505)	(6,918)
Net loans	$941,209	$807,183

Certain of the Company's directors were loan customers of the Bank. A schedule of the aggregate activity in these loans follows:

	2007
Beginning balance	$ 13,777
New loans and advances on lines of credit	18,366
Loan reductions	(16,961)
Effect of changes in composition of related parties	(3,212)
Ending balance	$ 11,970

(Continued)

(Dollar amounts in thousands, except per share amounts)

NOTE 4 - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses was as follows:

	2007	2006	2005
Beginning balance	$ 6,918	$ 7,581	$ 7,214
Allowance of acquired bank	1,010	—	—
Provision charged to operations	1,575	1,700	1,825
Loans charged off	(1,497)	(2,444)	(1,536)
Recoveries	499	81	78
Ending balance	$ 8,505	$ 6,918	$ 7,581
Nonperforming and impaired loans were as follows:			
Nonaccrual loans at year-end	$ 6,389	$ 2,905	$ 6,696
Loans past due over 90 days, still accruing at year-end	2,658	2,068	2,349
Average impaired loans during the year	8,785	7,741	10,318
Interest income recognized during impairment	444	391	669
Interest income received during impairment	336	342	675
Loans designated as impaired at year-end	7,899	6,142	8,925
Allowance allocated to impaired loans at year-end	2,833	1,783	3,136

There were no loans designated as impaired for which there was no allowance for loan losses allocated. Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

NOTE 5 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2007	2006
Land and improvements	$ 5,779	$ 5,087
Leasehold improvements	1,733	1,572
Buildings	12,567	11,689
Furniture, fixtures and equipment	8,678	8,132
Total	28,757	26,480
Accumulated depreciation	(10,993)	(9,411)
Net premises and equipment	$ 17,764	$17,069

(Continued)

(Dollar amounts in thousands, except per share amounts)

NOTES 5 - PREMISES AND EQUIPMENT (Continued)

Depreciation expense was $1,625, $1,486 and $1,436 for 2007, 2006, and 2005, respectively. Year-end premises included $544,000 for the Walton banking center that was relocated on December 31, 2007. This property is currently held for sale. The property's estimated fair value exceeds its carrying value.

NOTE 6 - ACQUISITION

On May 21, 2007, the Company announced it had completed its acquisition of FNB Bancorporation, Inc. and its subsidiary, First Bank of Northern Kentucky, Inc. ("First Bank"). First Bank was merged into the Bank, and currently operates under The Bank of Kentucky name. As of the closing date of the acquisition, First Bank had approximately $74,000, in total assets, which included $63,000 in loans, and $63,000 in deposits on the liability side of the balance sheet. The total purchase price for this acquisition was $20,400 which was funded in part by issuing $18,000 in Trust Preferred Securities, as further described in Note 10. The acquisition included a core deposit intangible asset of $1,505, a customer relationship intangible asset of $1,125 and goodwill of $5,342. The acquisition also included a deferred tax asset of approximately $4,709, resulting from a net operating loss carry-forward. The results of operations for this acquisition have been included since the transaction date of May 18, 2007.

(Continued)

(Dollar amounts in thousands, except per share amounts)

NOTE 7 - GOODWILL AND ACQUISITION INTANGIBLES

Goodwill

The change in the carrying amount of goodwill for the year is solely attributable to the initial recording of goodwill in connection with the acquisition of FNB Bancorporation, Inc. and its subsidiary, First Bank of Northern Kentucky, Inc., detailed in Note 6.

Acquisition Intangibles

Acquisition intangibles were as follows as of year-end:

	2007	2006
Core deposit intangibles	$4,368	$2,863
Other customer relationship intangibles	3,170	2,045
Total	7,538	4,908
Accumulated amortization	3,708	2,618
Net	$3,830	$2,290

Aggregate amortization expense was $1,090, $645 and $646 for 2007, 2006 and 2005, respectively.

Estimated amortization expense for each of the next five years:

2008	$1,277
2009	1,094
2010	675
2011	232
2012	170

(Continued)

(Dollar amounts in thousands, except per share amounts)

NOTE 8 - INTEREST BEARING DEPOSITS

Time deposits of $100 or more were $125,577 and $109,730 at year-end 2007 and 2006.

Scheduled maturities of time deposits are as follows:

2008	$311,225
2009	56,415
2010	3,702
2011	831
2012	1,334
	$373,507

Deposits from directors and their affiliates at year-end 2007 and 2006 were $6,272 and $14,701, respectively, comprising .59% and 1.61%, respectively, of total deposits at those dates.

NOTE 9 - SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following:

	2007	2006
Revolving line of credit	$ 2,200	$ 500
Fed funds purchased	2,770	—
Retail repurchase agreements	17,819	15,460
	$22,789	$15,960

Repurchase agreements outstanding at year-end 2007 had remaining maturities ranging from one day up to one year.

Information regarding repurchase agreements for the years ended December 31, 2007 and 2006 is presented below:

	2007	2006
Average balance during the year	$16,410	$ 8,684
Maximum month end balance during the year	19,054	15,460
Average rate paid during the year	3.57%	3.96%
Year-end weighted average rate	2.64%	3.83%

(Continued)

(Dollar amounts in thousands, except per share amounts)

NOTE 9 - SHORT-TERM BORROWINGS (Continued)

The Company maintains a $10,000 revolving credit line from US Bank. The credit line is secured with 100% of the voting shares of the Bank. The Company is not restricted on the use of the funds from the credit line. The balance on the line of credit was $2,200 at December 31, 2007.

NOTE 10 - NOTES PAYABLE

Notes payable consisted of the following:

	2007	2006
FHLB advances	$ 6,000	$ 6,110
Subordinated debentures	36,083	17,526
Other notes payable	257	271
	$42,340	$23,907

The FHLB advances are secured by a blanket pledge of eligible loans and securities and require monthly interest payments. The following advances were outstanding as of December 31:

	2007	2006
Convertible fixed rate advances with maturity in 2010 and an interest rate of 5.01%	$6,000	$6,000
Remaining premium reflecting market rate adjustment of assumed advances	—	110
	$6,000	$6,110

Principal payments on FHLB advances for the next four years consist of $6,000 due in 2010.

In November 2002, The Bank of Kentucky Capital Trust I (Trust), a wholly-owned unconsolidated subsidiary of the Company, issued $17,000 of LIBOR plus 3.35% floating rate redeemable preferred securities (Trust Preferred Securities) as part of a pooled offering. The Trust may redeem the securities, in whole but not in part, any time after November 2007 at face value. Final maturity is November of 2032. The sole asset of the Trust represents the proceeds of the offering loaned to the Company in exchange for subordinated debentures which have terms that are virtually identical to the Trust Preferred Securities. The subordinated debentures are classified as liabilities on the balance sheet and count as Tier 1 capital for regulatory capital purposes, subject to certain limitations. These limitations do not restrict the Company's ability to use the entire amount as Tier 1 capital.

(Continued)

(Dollar amounts in thousands, except per share amounts)

NOTE 10 - NOTES PAYABLE (Continued)

In May of 2007, The Bank of Kentucky Capital Trust II ("the Trust"), a trust subsidiary of the Company, issued $18,000 of LIBOR plus 1.47% floating rate obligated mandatory redeemable securities "Trust Preferred Securities" as part of a pooled offering. The Trust may redeem the Trust Preferred Securities, in whole but not in part, any time after May 2012 at face value. The final maturity date is May of 2037. The Trust used the proceeds from the issuance of its Trust Preferred Securities and common securities to buy $18,557 aggregate principal amount of junior subordinated debentures issued by the Company. These debentures are the Trust's only assets, with terms similar to the Trust Preferred Securities, and mature in 2037. The subordinated debentures are classified as liabilities on the balance sheet and count as Tier 1 capital for regulatory capital purposes, subject to certain limitations.

Other notes payable included a capitalized lease obligation.

The Bank maintains a $125,000 letter of credit from the Federal Home Loan Bank of Cincinnati. The letter is pledged to secure public funds deposit accounts and is secured by a blanket pledge of the Bank's residential and commercial real estate loans.

NOTE 11 - EMPLOYEE BENEFITS

The Bank maintains an employee profit sharing plan covering substantially all employees. Contributions are at the discretion of the Board of Directors. Profit sharing expense totaled $507, $534 and $432 for the years ended December 31, 2007, 2006 and 2005, respectively.

In 2003, the Company adopted a benefit program for certain officers to encourage long-term retention. The program consists principally of a defined benefit component, providing each officer with payments equal to 30% of final average pay for 15 years after retirement, and a deferral component, permitting each officer the ability to defer a portion of their current compensation and earn pre-tax returns on such deferred amounts. The accrued liability under the defined benefit component was $1,148 and $794 at December 31, 2007 and 2006, respectively. Expense related to the program was $354 and $283 for the years ended December 31, 2007 and 2006.

(Continued)

(Dollar amounts in thousands, except per share amounts)

NOTE 12 - STOCK-BASED COMPENSATION

Stock Option Plan

Options to buy stock are granted to directors, officers and employees under the Company's stock option and incentive plan which provide for the issuance of up to 1,200,000 shares. The Company believes that such awards better align the interests of its employees with those of its shareholders. The specific terms of each option agreement are determined by the Compensation Committee at the date of the grant. For current options, outstanding, options granted to directors vest immediately and options granted to employees generally vest evenly over a five-year period. The options' lives are generally ten years for employees and five years for directors. Total compensation cost that has been charged against income for those plans was $839, $775, and $0 for 2007, 2006 and 2005, respectively. The total income tax benefit was $77, $72, and $0.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company's common stock. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. Expected term is estimated based upon the contractual term and vesting period of the options including consideration of historical trends segregated by employees and directors. A forfeiture rate of 13% for employees and 0% for directors is used in the model and is based on historical experience.

The fair value of options granted was determined using the following weighted-average assumptions as of grant date.

	2007	2006	2005
Risk-free interest rate	4.82%	4.46%	3.89%
Expected term	6.5 years	6.7 years	6.7 years
Expected stock price volatility	21.85%	24.83%	27.52%
Dividend yield	1.49%	1.19%	.85%

A summary of the activity in the stock option plan for 2007 follows:

(Continued)

(Dollar amounts in thousands, except per share amounts)

NOTE 12 - STOCK-BASED COMPENSATION (Continued)

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	541,453	$ 25.87	—	—
Granted	114,700	26.19	—	—
Exercised	(43,253)	16.74	—	—
Forfeited or expired	(13,325)	27.96	—	—
Outstanding at end of year	599,575	$ 26.54	4.83	$ 395
Exercisable at end of year	404,270	$ 26.55	3.41	$ 395

Information related to the stock option plan during each year follows:

	2007	2006	2005
Intrinsic value of options exercised	$ 398	$ 172	$ 34
Cash received from option exercises	724	564	117
Tax benefit realized from option exercises	53	57	9
Weighted average fair value of options granted	7.38	7.77	8.81

As of December 31, 2007, there was $1,364,000 of total unrecognized compensation cost related to nonvested stock options granted under the plan. The cost is expected to be recognized over a weighted-average period of 1.95 years.

(Continued)

(Dollar amounts in thousands, except per share amounts)

NOTE 13 - FEDERAL INCOME TAXES

Federal income taxes consisted of the following components:

	2007	2006	2005
Income tax/(benefit)			
Currently payable	$4,948	$4,705	$4,863
Deferred	(94)	82	(268)
	$4,854	$4,787	$4,595

The following is a reconciliation of income tax expense and the amount computed by applying the effective federal income tax rate of 35% to income before income taxes:

	2007	2006	2005
Statutory rate applied to income before income taxes	$5,595	$5,334	$5,153
Tax exempt income	(200)	(177)	(188)
Company owned life insurance income	(254)	(238)	(159)
Low-income housing tax credit	(248)	(248)	(133)
Historic tax credit	(100)	—	—
Other	61	116	(78)
	$4,854	$4,787	$4,595

(Continued)

(Dollar amounts in thousands, except per share amounts)

NOTE 13 - FEDERAL INCOME TAXES (Continued)

Year-end deferred tax assets and liabilities were due to the following factors:

	2007	2006
Deferred tax assets from:		
Allowance for loan losses	$ 1,851	$ 2,369
State taxes	—	198
Benefit plans	616	441
Premises and equipment	280	135
Net unrealized loss on available for sale securities	—	135
Net operating loss carryforward	4,527	—
Other	353	87
	7,627	3,365
Deferred tax liabilities for:		
FHLB stock dividends	(879)	(860)
Premises and equipment	—	—
Acquisition intangibles	(1,843)	(1,021)
Net unrealized gain on available for sale securities	(124)	—
Other	—	—
	(2,846)	(1,881)
Net deferred tax asset	$ 4,781	$ 1,484

At year-end 2007, the Company had net operating loss carryforwards of approximately $13,217 which expire beginning in 2022.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), on January 1, 2007. The adoption of FIN 48 had no effect on the Company's financial statements. The Company had no unrecognized tax benefits as of January 1, 2007 and did not recognize any increase in unrecognized benefits during 2007 relative to any tax positions taken in 2007. Should the accrual of any interest or penalties relative to unrecognized tax benefits be necessary, it is the Company's policy to record such accruals in its income taxes accounts; no such accruals exist as of December 31, 2007. The Company and its corporate subsidiary file a consolidated U.S. federal income tax return, which is subject to examination for all years after 2003.

Included in deferred tax assets at December 31, 2006 is $198 of federal tax benefit related to the SAB 108 adjustment.

(Continued)

(Dollar amounts in thousands, except per share amounts)

NOTE 14 - EARNINGS PER SHARE

Earnings per share is computed based upon the weighted average number of shares outstanding during the period which were 5,753,250 for 2007, 5,837,673 for 2006 and 5,909,087 for 2005. Diluted earnings per share are computed assuming that the stock options outstanding are exercised and the proceeds used entirely to reacquire shares at the year's average price. For 2007, 2006 and 2005, this would result in an additional 24,452, 33,570 and 37,814 shares outstanding, respectively. For 2007, 2006 and 2005, 415,290, 286,265 and 290,970 options were not considered, as they were not dilutive.

NOTE 15 - COMMITMENTS AND OFF-BALANCE SHEET ACTIVITIES

The Bank leases branch facilities and sites and is committed under various non-cancelable lease contracts that expire at various dates through the year 2017. Most of these leases are with members of the Bank's Board of Directors or companies they control. Expense for leased premises was $1,022, $967 and $914 for 2007, 2006 and 2005, respectively. Minimum lease payments at December 31, 2007 for all non-cancelable leases were as follows:

2008	$ 912
2009	799
2010	617
2011	402
2012	339
Thereafter	533
Total minimum lease payments	$3,602

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

(Continued)

(Dollar amounts in thousands, except per share amounts)

NOTE 15 - COMMITMENTS AND OFF-BALANCE SHEET ACTIVITIES (Continued)

Financial instruments with off-balance-sheet risk were as follows at year-end:

	2007		2006	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans (at market rates)	$3,473	5,829	$9,491	$ 26,256
Unused lines of credit	$ —	248,961	$ —	$217,673
Unused letters of credit	$ —	65,304	$ —	$ 69,415

The loan commitments are generally extended for terms of up to 60 days and, in many cases, allow the customer to select from one of several financing options offered. For the fixed rate commitments, the interest range was 5.65% to 7.99% in 2007 and 6.25% to 9.25% in 2006.

At December 31, 2007 and 2006, the Bank was required to have $4,676 and $4,291, respectively, on deposit with the Federal Reserve or as cash on hand as reserve.

On March 3, 2005, the Bank entered into an agreement with Northern Kentucky University whereby the University will grant to the Bank the naming rights for the new Northern Kentucky University Arena to be constructed on the campus of the University for a term commencing immediately upon execution of the document and expiring twenty years after the opening of the Arena. In consideration the Bank will pay the lesser of 10% of the total construction cost of the Arena or $6,000, with such sum to be paid in seven equal annual installments beginning after substantial completion and opening of the Arena. The cost of the naming rights will be amortized over the life of the contract commencing on the opening of the Arena.

In the second quarter of 2007, the Bank and Thomas More College announced a naming rights agreement for the new athletic field being constructed on Thomas More's campus. The Bank committed $1 million to the project, which will be named The Bank of Kentucky Field. The cost of the naming rights will be amortized over the twenty-five year life of the agreement commencing on the opening of the field.

(Continued)

NOTE 16 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2007, the Company and Bank meet all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2007 and 2006, the most recent regulatory notifications categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. There have been no subsequent conditions or events that management believes have changed the institution's category.

(Continued)

(Dollar amounts in thousands, except per share amounts)

NOTE 16 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (Continued)

The consolidated and Bank's capital amounts and ratios, at December 31, 2007 and 2006 are presented below:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2007						
Total Capital to risk weighted assets						
Consolidated	$113,390	10.12%	$ 89,616	8.00%	N/A	N/A
Bank	114,931	10.28%	89,463	8.00%	111,828	10.00%
Tier 1 (Core) Capital to risk weighted assets						
Consolidated	$ 93,385	8.34%	$ 44,808	4.00%	N/A	N/A
Bank	106,426	9.52%	44,731	4.00%	67,097	6.00%
Tier 1 (Core) Capital to average assets						
Consolidated	$ 93,385	7.91%	$ 47,215	4.00%	N/A	N/A
Bank	106,426	9.03%	47,139	4.00%	58,923	5.00%

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2006						
Total Capital to risk weighted assets						
Consolidated	$ 98,891	10.20%	$ 77,581	8.00%	N/A	N/A
Bank	98,568	10.18%	77,474	8.00%	96,842	10.00%
Tier 1 (Core) Capital to risk weighted assets						
Consolidated	$ 91,973	9.48%	$ 38,790	4.00%	N/A	N/A
Bank	91,650	9.46%	38,737	4.00%	58,105	6.00%
Tier 1 (Core) Capital to average assets						
Consolidated	$ 91,973	9.13%	$ 40,294	4.00%	N/A	N/A
Bank	91,650	9.11%	40,240	4.00%	50,300	5.00%

The Company's principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above.

(Dollar amounts in thousands, except per share amounts)

NOTE 16 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (Continued)

During 2008, the Bank could, without prior approval, declare dividends of approximately $12,000 plus any 2008 net profits retained to the date of the dividend declaration. At December 31, 2007, the Bank had capital in excess of the FDIC's most restrictive minimum capital requirements (well capitalized) in an amount equal to $3.2 million from which dividends could be paid.

On December 15, 2006, the Company's Board of Directors approved a share repurchase program. The repurchase program began January 1, 2007 and expired on December 31, 2007. The repurchase program authorized the repurchase of up to 200,000 shares of the Company's outstanding common shares in the over-the-counter market from time to time. At December 31, 2007 a total of 153,745 of the 200,000 shares had been repurchased.

On December 21, 2007, the Company's Board of Directors approved a new share repurchase program. The repurchase program will begin January 1, 2008 and expire on December 31, 2008. The repurchase program authorized the repurchase of up to 200,000 shares of the Company's outstanding common shares in the over-the-counter market from time to time. Any repurchases will be funded, as needed, by dividends from the Bank, or from the Company's revolving line of credit.

NOTE 17 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments at year-end were as follows at December 31:

	2007		2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets				
Cash and cash equivalents	$ 38,876	$ 38,876	$ 54,859	$ 54,859
Interest-bearing deposits with banks	100	100	100	100
Available-for-sale securities	152,069	152,069	106,926	106,926
Held-to-maturity securities	16,230	16,170	12,028	11,815
Loans held for sale	2,673	2,713	4,009	4,052
Loans (net)	941,209	945,838	807,183	796,132
Federal Home Loan Bank stock	4,766	4,766	4,537	4,537
Accrued interest receivable	5,211	5,211	4,802	4,802
Financial liabilities				
Deposits	(1,062,079)	(1,064,194)	(914,427)	(913,887)
Short-term borrowings	(22,789)	(22,789)	(15,960)	(15,960)
Notes payable	(42,340)	(42,542)	(23,907)	(23,845)
Accrued interest payable	(6,908)	(6,908)	(5,575)	(5,575)
Standby letters of credit	(313)	(313)	(330)	(330)

(Continued)

(Dollar amounts in thousands, except per share amounts)

NOTE 17 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The estimated fair value approximates carrying amount for all items except those described below. Estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. Estimated fair value of loans held for sale is based on market quotes. Estimated fair value for loans is based on the rates charged at year-end for new loans with similar maturities, applied until the loan is assumed to reprice or be paid. Estimated fair value for time deposits is based on the rates paid at year-end for new deposits, applied until maturity. Estimated fair value of debt is based on current rates for similar financing. Estimated fair value for commitments to make loans and unused lines of credit are considered nominal.

NOTE 18 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are condensed balance sheets and the related statements of income and cash flows for the parent company:

CONDENSED BALANCE SHEETS
December 31, 2007 and 2006

	2007	2006
Assets		
Cash	$ 49	$ 204
Investment in bank subsidiary	130,027	103,560
Investment in unconsolidated trust	1,083	526
Other assets	835	808
	$131,994	$105,098
Liabilities and shareholders' equity		
Short-term borrowings	$ 2,200	$ 500
Subordinated debentures	36,083	17,526
Other liabilities	226	189
Total liabilities	38,509	18,215
Shareholders' equity	93,485	86,883
	$131,994	$105,098

(Continued)

(Dollar amounts in thousands, except per share amounts)

NOTE 18 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF INCOME
Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Dividends from subsidiary	$ 8,000	$ 5,900	$ 3,700
Interest expense	(2,365)	(1,447)	(1,146)
Operating expenses	(1,037)	(936)	(137)
Tax benefit	955	620	440
Income before equity in undistributed income of the Bank	5,553	4,137	2,857
Equity in undistributed income of the Bank	5,578	6,315	7,270
Net income	$11,131	$10,452	$10,127

(Continued)

(Dollar amounts in thousands, except per share amounts)

NOTE 18 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Cash flows from operating activities			
Net income	$ 11,131	$10,452	$10,127
Adjustments to reconcile net income to net cash from operating activities			
Equity in undistributed income of the Bank	(5,578)	(6,315)	(7,270)
Other changes	849	780	80
Net cash from operating activities	6,402	4,917	2,937
Cash flows from investing activities			
Cash paid for acquisition	(20,440)	—	—
Contribution to Bank	—	(1,000)	—
Investment in unconsolidated subsidiary	(557)	—	—
Net cash from investing activities	(20,997)	(1,000)	—
Cash flows from financing activities			
Net change in short-term borrowings	1,700	500	—
Proceeds from issuance of subordinated debentures	18,557	—	—
Dividends paid	(2,651)	(2,217)	(1,772)
Exercise of stock options	777	621	117
Stock repurchase and retirement	(3,943)	(3,077)	(1,288)
Net cash from financing activities	14,440	(4,173)	(2,943)
Net change in cash	(155)	(256)	(6)
Cash at beginning of year	204	460	466
Cash at end of year	$ 49	$ 204	$ 460

(Continued)

(Dollar amounts in thousands, except per share amounts)

NOTE 19 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related tax effects were as follows:

	2007	2006	2005
Unrealized holding gains (losses) on available-for-sale securities	$ 708	$ 402	$(630)
Reclassification adjustment for losses (gains) realized in income	—	—	—
Net unrealized gains (losses)	708	402	(630)
Tax effect	(259)	(141)	220
	$ 449	$ 261	$(410)

(Continued)

(Dollar amounts in thousands, except per share amounts)

NOTE 20 - SELECTED QUARTERLY DATA (Unaudited)

Presented below is a summary of the consolidated quarterly financial data for the years ended December 31, 2007 and 2006.

	2007						
	Interest Income	Interest Expense	Net Interest Income	Provision for Loan Losses	Net Income	Earnings Per Share Basic	Earnings Per Share Diluted
Quarter ended							
March 31	$17,525	$ 8,758	$ 8,767	$ 650	$2,157	$ .37	$ .37
June 30	18,414	9,320	9,094	300	2,848	.49	.49
September 30	19,811	10,130	9,681	100	3,041	.53	.53
December 31	19,963	10,269	9,694	525	3,085	.54	.54

	2006						
	Interest Income	Interest Expense	Net Interest Income	Provision for Loan Losses	Net Income	Earnings Per Share Basic	Earnings Per Share Diluted
Quarter ended							
March 31	$14,469	$6,310	$ 8,159	$ 400	$2,266	$ .39	$ .38
June 30	15,397	6,854	8,543	400	2,380	.41	.41
September 30	16,256	7,629	8,627	500	2,742	.47	.47
December 31	17,495	8,531	8,964	400	3,064	.53	.52

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are BKFC's controls and other procedures that are designed to ensure that information required to be disclosed by BKFC in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Under the supervision, and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. Based upon this evaluation, our chief executive officer and chief financial officer have concluded that these controls and procedures are adequate to ensure that information requiring disclosure is communicated to management in a timely manner and reported within the timeframe specified by the SEC's rules and forms.

Changes in Internal Control Over Financial Reporting

During the fourth quarter of 2007, no change occurred in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect, BKFC's internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of The Bank of Kentucky Financial Corporation has prepared the consolidated financial statements in accordance with U.S. generally accepted accounting principles and is responsible for its accuracy. The financial statements necessarily include amounts that are based on management's best estimates and judgments.

The Bank of Kentucky Financial Corporation's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of management, including The Bank of Kentucky Financial Corporation's principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our evaluation included a review of the documentation of controls, evaluations of the design of the internal control system, and tests of the effectiveness of internal controls.

Based on The Bank of Kentucky Financial Corporation's evaluation under the framework in Internal Control – Integrated Framework, management concluded that internal control over financial reporting was effective as of December 31, 2007. Management's internal control over financial reporting as of December 31, 2007 has been audited by Crowe Chizek and Company LLC, an independent registered public accounting firm, as stated in their report which is contained herein.

Robert W. Zapp
President & CEO

Martin J. Gerrety
Treasurer and Assistant Secretary

The Public Accounting Firm's opinion on internal controls over financial reporting is included in their opinion in the financial statement section of this report.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information in response to this item is incorporated by reference from BKFC's definitive Proxy Statement for the 2008 Annual Meeting of Shareholders.

Item 11. Executive Compensation

Information in response to this item is incorporated by reference from BKFC's definitive Proxy Statement for the 2008 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information in response to this item is incorporated by reference from BKFC's definitive Proxy Statement for the 2008 Annual Meeting of Shareholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information in response to this item is incorporated by reference from BKFC's definitive Proxy Statement for the 2008 Annual Meeting of Shareholders.

Item 14. Principal Accountant Fees and Services

Information in response to this item is incorporated by reference from BKFC's definitive Proxy Statement for the 2008 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) Financial Statements. A list of Financial Statements included herein is set forth in the Index to Financial Statements appearing in Item 8 of this Form 10-K.

(b) Exhibits. See Index to Exhibits filed with this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 14th day of March 2008.

THE BANK OF KENTUCKY FINANCIAL CORPORATION

By /s/ Robert W. Zapp
Robert W. Zapp,
President, Chief Executive
Officer and a Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been duly signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Martin J. Gerrety
Martin J. Gerrety
Treasurer
March 14, 2008

/s/ Robert W. Zapp
Robert W. Zapp
President, Chief Executive Officer and Director
March 14, 2008

Mary Sue Rudicill
Director

/s/ Harry J. Humpert
Harry J. Humpert
Director
March 14, 2008

/s/ Barry G. Kienzle
Barry G. Kienzle
Director
March 14, 2008

/s/ Charles M. Berger
Charles M. Berger
Director
March 14, 2008

/s/ Rodney S. Cain
Rodney S. Cain
Director
March 14, 2008

/s/ John F. Miracle, M.D.
John F. Miracle, M.D.
Director
March 14, 2008

/s/ Herbert H. Works
Herbert H. Works
Director
March 14, 2008

Ruth Seligman Doering
Director

/s/ John P. Williams, Jr.
John P. Williams, Jr.
Director
March 14, 2008

INDEX TO EXHIBITS

Exhibit Number	Description
2.1	Purchase and Assumption Agreement, by and between The Bank of Kentucky, Inc., as buyer, and Peoples Bank of Northern Kentucky, Inc., as seller, and Peoples Bancorporation of Northern Kentucky, Inc., dated as of September 24, 2002[1]
3.1	Articles of Incorporation of the Bank of Kentucky Financial Corporation[2]
3.2	By-laws of the Bank of Kentucky Financial Corporation[3]
4.1	Junior Subordinated Indenture between The Bank of Kentucky Financial Corporation and The Bank of New York, as trustee, dated as of November 14, 2002[4]
4.2	Amended and Restated Trust Agreement among The Bank of Kentucky Financial Corporation, as depositor, The Bank of New York, as Property Trustee, The Bank of New York (Delaware), as Delaware Trustee and the Administrative Trustees named therein, dated as of November 14, 2002[4]
10.1	The Bank of Kentucky Financial Corporation 1997 Stock Option and Incentive Plan[5]
10.2	The Bank of Kentucky Financial Corporation 2007 Stock Option and Incentive Plan[6]
10.3	The Bank of Kentucky, Inc. Executive Deferred Contribution Plan[7]
10.4	The Bank of Kentucky, Inc. Executive Private Pension Plan[7]
10.5	The Bank of Kentucky, Inc. Group Insurance Endorsement Plan[7]
10.6	Purchase Agreement among The Bank of Kentucky Financial Corporation, The Bank of Kentucky Capital Trust I and Trapeza CDO I, LLC, dated as of November 14, 2002[4]
21	Subsidiaries of BKFC
23	Consent of Crowe Chizek and Company LLC
31.1	Certifications of Robert W. Zapp, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certifications of Martin J. Gerrety, Treasurer and Assistant Secretary, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Section 906 of Sarbanes-Oxley Act of 2002 Certification of Robert W. Zapp
32.2	Section 906 of Sarbanes-Oxley Act of 2002 Certification of Martin J. Gerrety

(1) Incorporated by reference to the Form 10-Q for the period ended September 30, 2002, filed with the SEC on November 14, 2002.
(2) Incorporated by reference to Form S-4, filed with the SEC on March 24, 2000.
(3) Incorporated by reference to Exhibit 2(d) of the Form 8-A, filed with the SEC on April 28,1995.
(4) Incorporated by reference to the Form 8-K, filed with the SEC on December 9, 2002.
(5) Incorporated by reference to the Form S-8, filed with the SEC on October 2, 1997.
(6) Incorporated by reference to the Form 8-K, filed with the SEC on April 25, 2007.
(7) Incorporated by reference to the Form 10-K for the year ended December 31, 2003, filed with the SEC on March 12, 2004.

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The registrant has one subsidiary, The Bank of Kentucky, Inc. a bank incorporated under the laws of the Commonwealth of Kentucky.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Forms S-8 (333-37011 and 333-39322) of The Bank of Kentucky Financial Corporation of our report, dated February 23, 2008, with respect to the consolidated financial statements of The Bank of Kentucky Financial Corporation and the effectiveness of internal control over financial reporting, which report appears in this Annual Report on Form 10-K of The Bank of Kentucky Financial Corporation for the year ended December 31, 2007.

Crowe Chizek and Company LLC

Columbus, Ohio
March 12, 2008

Exhibit 31.1

CERTIFICATIONS

I, Robert W. Zapp, certify that:

1. I have reviewed this annual report on Form 10-K of The Bank of Kentucky Financial Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2008

/s/ Robert W. Zapp
Robert W. Zapp
Chief Executive Officer and President

Exhibit 31.2

CERTIFICATIONS

I, Martin J. Gerrety, certify that:

1. I have reviewed this annual report on Form 10-K of The Bank of Kentucky Financial Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2008

/s/ Martin J. Gerrety
Martin J. Gerrety
Treasurer and Assistant Secretary

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Bank of Kentucky Financial Corporation ("BKFC") on Form 10-K for the period ending December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert W. Zapp, Chief Executive Officer and President of BKFC, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial conditions and results of operations of BKFC.

/s/ Robert W. Zapp
Robert W. Zapp
Chief Executive Officer and President
March 14, 2008

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of The Bank of Kentucky Financial Corporation ("BKFC") on Form 10-K for the period ending December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Martin J. Gerrety, Treasurer and Assistant Secretary of BKFC, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial conditions and results of operations of BKFC.

/s/ Martin J. Gerrety
Martin J. Gerrety
Treasurer and Assistant Secretary
March 14, 2008

THE BANK OF KENTUCKY FINANCIAL CORPORATION
111 Lookout Farm Drive
Crestview Hills, Kentucky 41017
(859) 371-2340

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON APRIL 18, 2008

Notice is hereby given that the Annual Meeting of Stockholders of The Bank of Kentucky Financial Corporation ("BKFC") will be held at the Hilton Hotel, 7373 Turfway Road, Florence, Kentucky 41042, on April 18, 2008, at 5:00 p.m. Eastern Daylight Saving Time (the "Annual Meeting"), for the following purposes:

1. To elect four directors of BKFC for terms expiring in 2011; however, if Proposal No. 2 is approved, the terms of all directors will expire immediately prior to the election of directors at the next annual meeting and all directors will stand for election annually thereafter;

2. To approve an amendment to BKFC's Articles of Incorporation to provide for the annual election of all directors ("Proposal No. 2");

3. To ratify the selection of Crowe Chizek and Company LLC as the independent registered public accounting firm of BKFC for the current fiscal year; and

4. To transact such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

The foregoing matters are described in more detail in the enclosed Proxy Statement.

Only stockholders of BKFC of record at the close of business on March 7, 2008, will be entitled to receive notice of and to vote at the Annual Meeting.

BKFC's Proxy Statement accompanies this notice of the Annual Meeting. Financial and other information about BKFC is contained in the enclosed Annual Report to Stockholders for the fiscal year ended December 31, 2007.

You are cordially invited to attend the meeting in person. Your participation in these matters is important, regardless of the number of shares you own. Whether or not you expect to attend the Annual Meeting, we urge you to consider the accompanying Proxy Statement carefully and to **sign, date and promptly return the enclosed proxy so that your shares may be voted in accordance with your wishes and the presence of a quorum may be assured**. The giving of a proxy does not affect your right to vote in person in the event you attend the Annual Meeting. Any stockholder who executes such a proxy may revoke it at any time before it is exercised.

By Order of the Board of Directors

/s/ Herbert H. Works

Herbert H. Works, Secretary

Crestview Hills, Kentucky
March 28, 2008

THE BANK OF KENTUCKY FINANCIAL CORPORATION
111 Lookout Farm Drive
Crestview Hills, Kentucky 41017
(859) 371-2340

PROXY STATEMENT

PROXIES

The Board of Directors of The Bank of Kentucky Financial Corporation, a Kentucky corporation ("BKFC"), is soliciting your proxy on the proxy card enclosed with this Proxy Statement. Your proxy will be voted at the 2008 Annual Meeting of Stockholders of BKFC to be held at the Hilton Hotel, 7373 Turfway Road, Florence, Kentucky 41042, on April 18, 2008, at 5:00 p.m., Eastern Daylight Saving Time, and at any adjournment or postponement thereof (the "Annual Meeting"). The shares represented by the proxies received, properly dated and executed and not revoked will be voted at the Annual Meeting in accordance with the instructions of the stockholders. A proxy may be revoked at any time before it is exercised by:

- delivering a written notice of revocation to BKFC, Attention: Secretary;
- delivering a duly executed proxy bearing a later date to BKFC; or
- attending the Annual Meeting and voting in person.

Proxies may be solicited by the directors, officers and other employees of BKFC in person or by telephone, telecopy, telegraph or mail without additional compensation. The cost of soliciting proxies will be borne by BKFC.

VOTING SECURITIES

Only stockholders of record as of 5:00 p.m., Eastern Daylight Saving Time on March 7, 2008, which is the "Record Date," will be entitled to vote at the Annual Meeting and will be entitled to cast one vote for each common share of BKFC ("Share") owned. BKFC's records disclose that, as of the Record Date, there were 5,646,907 votes entitled to be cast at the Annual Meeting.

Votes cast by proxy or in person at the Annual Meeting will be tabulated by the inspector of election (the "Inspector") with the assistance of BKFC's transfer agent. The Inspector will also determine whether or not a quorum is present. The presence, in person or by proxy, of a majority of the issued and outstanding Shares entitled to vote at the Annual Meeting is necessary to establish a quorum at the Annual Meeting. The Inspector will treat abstentions and broker non-votes as shares that are present and entitled to vote for purposes of determining the presence of a quorum and therefore, abstentions and broker non-votes will have the effect of a negative vote for purposes of determining the approval of any matter submitted to the stockholders for a vote.

Each properly executed proxy received prior to the Annual Meeting and not revoked will be voted as specified thereon or, in the absence of specific instructions to the contrary, will be voted:

FOR the election of Charles M. Berger, Barry G. Kienzle, John E. Miracle and Mary Sue Rudicill as directors of BKFC for terms expiring in 2011; however, if Proposal No. 2 is approved, the terms of all directors will expire immediately prior to the election of directors at the next annual meeting and all directors will stand for election annually beginning thereafter;

FOR the approval of an amendment to BKFC's Articles of Incorporation to provide for the annual election of all directors; and

FOR the ratification of the selection of Crowe Chizek and Company LLC ("Crowe Chizek") as the independent registered public accounting firm of BKFC for the current fiscal year.

The Board of Directors recommends a vote "FOR" all three of these proposals.

This Proxy Statement is first being mailed to stockholders of BKFC on or about March 28, 2008.

VOTE REQUIRED

Election of Directors

At the Annual Meeting, four directors are to be elected for terms expiring in 2011; however, if Proposal No. 2 is approved, the terms of all directors will expire immediately prior to the election of directors at the next annual meeting and all directors will stand for election annually thereafter. The four nominees receiving the greatest number of votes will be elected as directors. Shares as to which the authority to vote is withheld are not counted toward the election of directors or toward the election of the individual nominees specified on the proxy. Shares as to which the authority to vote is withheld and shares held by a nominee for a beneficial owner which are present in person or by proxy but are not voted with respect to the election of directors ("Non-Votes") are not counted toward the election of directors or toward the election of the individual nominees specified on the proxy. If a stockholder has signed and dated a proxy in the form of the enclosed proxy, but has not voted for the election of directors by marking the appropriate box on the proxy, such person's Shares will be voted FOR the election of Messrs. Berger and Kienzle, Dr. Miracle and Ms. Rudicill as directors of BKFC for terms expiring in 2011 (unless Proposal No. 2 is approved, providing for the annual election of all directors) and will not be treated as Non-Votes.

Approval of the Amendment to BKFC's Articles of Incorporation

The affirmative vote of the holders of at least a majority of the votes eligible to be cast in person or by proxy at the Annual Meeting is necessary to approve an amendment to BKFC's Articles of Incorporation to provide for the annual election of all directors. Non-Votes will have the same effect as a vote against the approval of the amendment. If a stockholder has signed and dated a proxy in the form of the enclosed proxy, but has not voted on the approval of the amendment to the Articles of Incorporation by marking the appropriate box on the proxy, such person's Shares will be voted FOR the approval of the amendment to the Articles of Incorporation and will not be considered Non-Votes.

Ratification of Selection of Independent Registered Public Accounting Firm

The affirmative vote of the holders of a majority of the votes cast in person or by proxy at the Annual Meeting is necessary to ratify the selection of Crowe Chizek as the independent registered public accounting firm of BKFC for the current fiscal year. The effect of an abstention or a Non-Vote is the same as an "against" vote. If, however, a stockholder has signed and dated a proxy in the form of the enclosed proxy, but has not voted on the ratification of the selection of Crowe Chizek as the independent registered public accounting firm by marking the appropriate box on the proxy, such person's Shares will be voted FOR the ratification of the selection of Crowe Chizek as the independent registered public accounting firm and will not be considered Non-Votes.

CORPORATE GOVERNANCE

General

BKFC periodically reviews its corporate governance policies and procedures to ensure that it reports results with accuracy and transparency and maintains compliance with the laws, rules and regulations that govern the operation of BKFC and its wholly-owned subsidiary, the Bank of Kentucky, Inc. (the "Bank"). As part of this periodic corporate governance review, the Board of Directors reviews and adopts corporate governance policies and practices for BKFC, as appropriate.

Code of Ethics

All BKFC and Bank employees, including BKFC's principal executive officer, principal financial officer and principal accounting officer or persons performing similar functions, are required to abide by the Bank's Code of Ethics (the "Code of Ethics"). Accordingly, BKFC does not maintain a separate code of ethics applicable solely to its principal executive officer, principal financial officer and/or its principal accounting officer or persons performing similar functions. The BKFC Board of Directors believes that this Code of Ethics substantially conforms to the code of ethics required by the rules and regulations of the Securities and Exchange Commission (the "SEC"). The Code of Ethics requires that the Bank's directors, executive officers and employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in the Bank's best interest. Under the terms of the Code of Ethics, directors, executive officers and employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Ethics.

BKFC will provide a copy of the Code of Ethics without charge to any person upon written request to BKFC at its principal executive office at 111 Lookout Farm Drive, Crestview Hills, Kentucky 41017, Attention: President.

The Board of Directors - Independence

The Board of Directors has determined that each director other than Messrs. Cain and Zapp are independent within the meaning of Rule 4200(a)(15) of the NASDAQ Stock Market ("NASDAQ"). In making this determination, the Board of Directors was aware of and considered the loan and deposit relationships with directors and their related interests which the Bank enters into in the ordinary course of its business, and the lease and other arrangements which are disclosed under "*Certain Relationships and Related Transactions*" in this Proxy Statement.

Meetings and Committees of the Board of Directors

The Board of Directors of BKFC met 12 times for regularly scheduled and special meetings during the fiscal year ended December 31, 2007. The Board of Directors of the Bank also met 12 times for regularly scheduled and special meetings during the fiscal year ended December 31, 2007. Each director attended at least 75% of the aggregate of the total meetings of the Boards of Directors and committees on which he or she served.

Compensation Committee

The Compensation Committee of BKFC consisted of Dr. Miracle, Mr. Works and Ms. Rudicill in 2007, each of whom was "independent" as that term is defined in NASDAQ Rule 4200(a)(15). The Compensation Committee met one (1) time in 2007. The Board of Directors of BKFC has not adopted a written charter for the Compensation Committee.

The Compensation Committee is responsible for making recommendations to the Board of Directors regarding compensation, options and incentive compensation awards and plans, and other forms of compensation for the President and Chief Executive Officer ("CEO") as described in this Proxy Statement. The Compensation Committee makes its recommendations to the Board of Directors, which has final approval of the compensation package for the President and CEO. The Compensation Committee has delegated to the President and CEO the responsibility for setting the compensation of the Treasurer and Assistant Secretary. Mr. Cain and Mr. Works are members of the Board of Directors and receive no compensation for serving as officers of BKFC, but receive the same compensation as other members of the Board of Directors. To date, no compensation consultant has been engaged to assist the Compensation Committee or the Board of Directors in connection with establishing executive compensation. The Compensation Committee also prepares the Compensation Committee Report for inclusion in the BKFC Proxy Statement. The report of the Compensation Committee is set forth in this Proxy Statement under the heading *"Compensation Committee Report on Executive Compensation."*

Audit Committee

The Audit Committee of BKFC consisted of Messrs. Humpert, Kienzle and Williams and Ms. Rudicill in 2007, each of whom was "independent" as that term is defined in NASDAQ Rule 4200(a)(15). The Board has determined that each Audit Committee member is financially literate and has determined that Mr. Kienzle is an "audit committee financial expert" as defined under Securities and Exchange Commission rules and regulations by virtue of his background and experience. The Audit Committee met 15 times in 2007. The Audit Committee of BKFC also serves as the Audit Committee for the Bank. The Board of Directors of BKFC has adopted a written charter for the Audit Committee, a copy of which was included as *Exhibit B* to BKFC's proxy statement filed with the SEC on March 23, 2007. The responsibilities of the Audit Committee include the following:

- retaining an independent registered public accounting firm to conduct the annual audit of BKFC's consolidated financial statements and internal control over financial reporting;
- reviewing the proposed scope of the audits of the independent registered public accounting firm and BKFC's internal auditors;
- reviewing the results of the audits performed by the independent registered public accounting firm and BKFC's internal auditors;
- reviewing BKFC's accounting and financial controls with the independent registered public accounting firm and BKFC's internal audit, financial and accounting staff;
- overseeing the accounting and financial reporting processes of BKFC and its subsidiary;
- instituting procedures for the receipt, retention and treatment of complaints received by BKFC regarding accounting, internal accounting controls or auditing matters; and
- assisting the Board of Directors in the oversight of:
    - the integrity of BKFC's consolidated financial statements and the effectiveness of BKFC's internal control over financial reporting;
    - the performance of BKFC's independent registered public accounting firm and internal auditors;
    - the independent registered public accounting firm's and internal auditors' qualifications and independence; and
    - the legal compliance and ethics programs established by management and the full Board.

The Audit Committee will also carry out any other responsibilities delegated to the Audit Committee by the full Board of Directors. The report of the Audit Committee required by the rules of the SEC is included in this Proxy Statement. See *"Proposal No. 3: Ratification of Independent Registered Public Accounting Firm--Audit Committee Report."*

Nominating Committee

The Board of Directors of BKFC currently does not have a committee performing the function of a nominating committee. The entire Board of Directors of BKFC acts as a nominating committee for selecting nominees for election as directors. As a result, there is no written charter for a nominating committee.

The Board of Directors of BKFC believes it is appropriate for BKFC not to have a standing nominating committee because eight of the ten members of the Board of Directors are independent within the meaning of NASDAQ Rule 4200(a)(15). The Board of Directors believes that, given that such a high percentage of the directors are independent, allowing the full Board of Directors to act as a nominating committee does not permit the management directors to exercise undue control over the director nomination process. Moreover, the Board of Directors believes that all of the directors, including the management directors, have significant expertise in the operations and needs of BKFC and its Board of Directors, and have valuable insights to offer regarding the value that qualified directors can bring to BKFC.

In its deliberations, the BKFC Board of Directors, functioning as a nominating committee, considers the candidate's knowledge of the banking business and involvement in community, business and civic affairs. Any nominee for director chosen by the Board of Directors, acting as a nominating committee, must be highly qualified with regard to some or all the attributes listed in the preceding sentence. In searching for qualified director candidates to fill vacancies, the Board solicits its then current directors for the names of potential qualified candidates. Moreover, the Board may ask its directors to pursue their own business contacts for the names of potentially qualified candidates. The Board would then consider the potential pool of director candidates, select the top candidate based on the candidates' qualifications and the Board's needs, and conduct a thorough investigation of the proposed candidate's background to ensure there is no past history that would cause the candidate not to be qualified to serve as director of BKFC.

BKFC's By-Laws set forth procedures that must be followed by stockholders seeking to make nominations for directors. In accordance with Section 3.3 of the By-Laws, nominees for election as directors may be proposed only by the directors or by a stockholder entitled to vote for directors if such stockholder has submitted a written nomination to the Secretary of BKFC by the later of the November 30th immediately preceding the annual meeting of stockholders or the sixtieth day before the first anniversary of the most recent annual meeting of stockholders held for the election of directors (unless the annual meeting is not held on or before the thirty-first day following such anniversary, in which case such written notice must be submitted no later than the close of business on the seventh day following the day on which the notice of the annual meeting is mailed to stockholders). Each such written nomination must state the name, age, business or residence address of the nominee, the principal occupation or employment of the nominee, the number of Shares owned either beneficially or of record by each such nominee, and the length of time such Shares have been owned. In the event a stockholder has submitted a proposed nominee, the Board would consider the proposed nominee, along with any other proposed nominees recommended by individual directors, in the same manner in which the Board of Directors would evaluate nominees for director recommended by the Board of Directors.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of BKFC's Shares as of March 7, 2008 by:

- each person who is known to BKFC to own beneficially more than 5% of BKFC's Shares;
- each of BKFC's directors;
- the Chief Executive Officer and Treasurer of BKFC (together, the "Named Executive Officers," as there were no other "executive officers" as defined by SEC regulation who received a total annual compensation package in excess of $100,000 for fiscal year 2007); and
- all current Named Executive Officers and directors as a group.

All Shares are owned with sole voting and investment power by each person listed, unless otherwise indicated by a footnote. The shares of common stock subject to options currently exercisable or exercisable within 60 days of March 7, 2008 are deemed outstanding for calculating the percentage of outstanding shares of the person holding those options, but are not deemed outstanding for calculating the percentage of any other person. The address of each beneficial owner is c/o BKFC, at 111 Lookout Farm Drive, Crestview Hills, Kentucky 41017, unless otherwise indicated by footnote.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Shares Outstanding
Directors & Executive Officers		
Charles M. Berger	71,295 (1)	1.26%
Rodney S. Cain	888,223 (2)	15.68
Harry J. Humpert	52,907 (3)	*
Barry G. Kienzle	13,640 (4)	*
John E. Miracle	122,566 (5)	2.16
Mary Sue Rudicill	92,190 (6)	1.63
Ruth M. Seligman-Doering	125,938 (7)	2.22
John P. Williams, Jr.	29,565 (8)	*
Herbert H. Works	51,115 (9)	*
Robert W. Zapp	213,637 (10)	3.75
Martin J. Gerrety	10,416 (11)	*
All directors, nominees and executive officers of BKFC as a group (11 persons)	1,671,492	28.51%
Beneficial Owners Holding More than 5%		
Estate of R. C. Durr (12)	948,874	16.76%

Footnotes on next page.

* Less than 1%

(1) Includes 6,378 Shares held jointly by Mr. Berger and his spouse, 12,638 Shares held by Mr. Berger's spouse and sons, 15,000 Shares held by Berger-Collins L.L.C., of which Mr. Berger is the managing member, and 27,500 Shares that may be acquired upon the exercise of options.

(2) Includes 861,452 Shares owned jointly by Mr. Cain and his spouse and 17,500 Shares that may be acquired upon the exercise of options.

(3) Includes 14,238 Shares owned by Mr. Humpert's wife and 16,000 Shares that may be acquired upon the exercise of options.

(4) Includes 3,474 Shares owned by Mr. Kienzle's spouse and 3,000 Shares that may be acquired upon the exercise of options.

(5) Includes 36,896 Shares owned by Dr. Miracle's spouse, 7,800 Shares owned jointly by Dr. Miracle and his wife, and 17,500 Shares that may be acquired upon the exercise of options.

(6) Includes 10,750 Shares owned jointly by Ms. Rudicill and her spouse, 13,500 Shares owned by Belleview Sand and Gravel, Inc., of which Ms. Rudicill is Chairman and which is owned by Ms. Rudicill and her spouse, and 17,500 Shares that may be acquired upon the exercise of options.

(7) Includes 108,338 Shares held in trust, of which Ms. Seligman-Doering is the trustee, and 17,500 Shares that may be acquired upon the exercise of options.

(8) Includes 26,500 Shares that may be acquired upon the exercise of options.

(9) Includes 2,000 Shares owned by Boone-Kenton Lumber, of which Mr. Works is the President and owner, and 17,500 Shares that may be acquired upon the exercise of options.

(10) Includes 43,715 Shares owned jointly by Mr. Zapp and his spouse, 3,948 Shares held by Mr. Zapp's spouse as custodian for Mr. Zapp's children, 42,952 Shares owned by Mr. Zapp's spouse and 48,260 Shares that may be acquired upon the exercise of options.

(11) Includes 3,366 shares held by Mr. Gerrety's spouse and 6,500 Shares that may be acquired upon the exercise of options.

(12) Mr. Durr, a director and Chairman Emeritus of the Board of Directors, passed away on May 21, 2007. The address of the estate is c/o Ziegler & Schneider, PSC, 541 Buttermilk Pike, Suite 500, Covington, Kentucky 41017. Includes 13,500 Shares that may be acquired upon the exercise of options.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

Four directors are to be elected at the Annual Meeting to serve until the annual meeting of stockholders in 2011 or until their respective successors are elected or appointed. The Board of Directors of BKFC currently consists of ten directors, divided into three classes each serving three years. If Proposal No. 2 concerning the declassification of the Board of Directors is approved by stockholders, then the terms of all of BKFC's directors will expire immediately prior to the election of directors at BKFC's next annual meeting. Proposal No. 2 is described on pages 8 and 9 of this Proxy Statement.

David E. Meyer whose term would have expired in 2008 resigned from the Board of Directors effective January 31, 2007. In accordance with BKFC's By-Laws, any vacancy on the Board of Directors may be filled by the Board of Directors for the remainder of the full term of the directorship. On February 16, 2007, the Board of Directors appointed Barry G. Kienzle as a director of BKFC to fill the vacancy created by Mr. Meyer's resignation for the remainder of Mr. Meyer's term. Mr. R. C. Durr, a director and Chairman Emeritus of the Board of Directors, passed away on May 21, 2007. Mr. Durr had served as a director of BKFC since its inception in 1994 and of the Bank since its inception in 1990. He had also previously served as the Chairman of both BKFC and the Bank from each of their inceptions until 2003. We have not filled the vacancy created by Mr. Durr's death to date. Each of the directors of BKFC is also a director of the Bank.

If any nominee is unable to stand for election, the proxies will be voted for such substitute as the Board of Directors recommends. As of the date of mailing this Proxy Statement, the Board of Directors knows of no reason why any nominee would be unable to serve if elected.

Information regarding the nominees for election and continuing directors is provided below. The age indicated for each individual is as of March 7, 2008. Unless otherwise stated, the indicated period of service as a director includes service as a director of the Bank. There are no family relationships among directors or executive officers of BKFC.

Nominees for the Board of Directors

Name	Age	Position Held
Charles M. Berger	55	Director
Barry G. Kienzle	56	Director
John E. Miracle	65	Director
Mary Sue Rudicill	64	Director

Charles M. Berger has served as a director of both BKFC and the Bank since April 2002. Mr. Berger has been the President of Bilz Insurance Agency in Covington, Kentucky since 1990.

Barry G. Kienzle was appointed by the Board of Directors in February 2007 to fill the vacancy created by the resignation of David E. Meyer. Mr. Kienzle is the Senior Vice President and Chief Financial Officer ("CFO") of Paul Hemmer Companies and has been employed by that company since 1987.

John E. Miracle, D.M.D., has served as a director of BKFC since its inception in 1994 and of the Bank since 1991. Dr. Miracle had a private dental practice for 30 years and retired from practice in September 1999.

Mary Sue Rudicill has served as a director of BKFC since its inception in 1994 and of the Bank since 1991. Ms. Rudicill has been the Chairman of Belleview Sand and Gravel, Inc. and Gravelview Trucking Company for 15 years.

Recommendation of the Board of Directors

The Board of Directors recommends a vote "FOR" the election of all nominees named above.

Continuing Directors

Name	Age	Position(s) Held	Term Expires
Harry J. Humpert	82	Director	2009
John P. Williams, Jr.	67	Director	2009
Herbert H. Works	79	Secretary and Director	2009
Robert W. Zapp	56	President, CEO and Director	2009
Rodney S. Cain	69	Chairman and Director	2010
Ruth M. Seligman-Doering	67	Director	2010

Harry J. Humpert has served as a director of BKFC and the Bank since 1995. Mr. Humpert is the President of Humpert Enterprises, Inc., a company that operates Klingenberg's Hardware and Paint in Covington, Kentucky and has been employed by that company for the last 50 years.

John P. Williams, Jr. has served as a director of BKFC and the Bank since 2003. Mr. Williams retired as the President and CEO of the Greater Cincinnati Chamber of Commerce after serving in that position for over 16 years. Prior thereto, he was a partner of the law firm of Taft, Stettinius & Hollister in Cincinnati, Ohio.

Herbert H. Works has served as a director of BKFC since its inception in 1994 and a director of the Bank since 1992. Since 2003, Mr. Works has served as the Secretary of both BKFC and the Bank. Mr. Works is the President of Boone-Kenton Lumber and has been employed by that company for the last 26 years.

Robert W. Zapp has served as a director of BKFC since its inception in 1994 and a director of the Bank since its inception in 1990. Mr. Zapp is the President and CEO of the Bank and BKFC and has served in that capacity since each of their inceptions. Prior to that, Mr. Zapp was the President of Fifth Third Bank of Kenton County, formerly Security Bank, and resigned as President of such institution in order to participate in the organization of the Bank.

Rodney S. Cain has served as a director of BKFC since its inception in 1994 and of the Bank since its inception in 1990. Mr. Cain is currently the Chairman of both BKFC and the Bank. From 1990 to 2003, Mr. Cain served as Secretary of both BKFC and the Bank. Mr. Cain is the Chairman and CEO of Wiseway Supply and has been employed by that company since 1972.

Ruth M. Seligman-Doering has served as a director of BKFC since its inception in 1994 and of the Bank since its inception in 1990. Ms. Seligman-Doering is currently a director of Charles Seligman Distributing Company, Inc., and has also been its President and CEO since 1992.

PROPOSAL NO. 2: APPROVAL OF AN AMENDMENT TO BKFC'S ARTICLES OF INCORPORATION TO PROVIDE FOR THE ANNUAL ELECTION OF ALL DIRECTORS

BKFC's Board of Directors has approved, and recommends your approval of, an amendment to BKFC's Articles of Incorporation that would provide for the elimination of the classification of the Board and the annual election of all directors.

BKFC's Board of Directors is currently divided into three classes, and members of each class are elected to serve for staggered three-year terms. If this proposal is approved, all directors will be elected annually beginning at the next annual meeting. The terms of all directors automatically will expire immediately prior to the election of directors at the next annual meeting.

The amendment is the result of the Board's ongoing review of BKFC's corporate governance policies. In making its recommendation, the Board carefully considered the advantages of both classified and declassified board structures. A classified board of directors can promote continuity and enhance the stability of the board, encourage a long-term perspective on the part of directors and reduce a company's vulnerability to coercive takeover tactics. The Board recognized these advantages but concluded that they were outweighed by the advantages of the stockholders' ability to evaluate all directors annually and of BKFC's adoption of a structure that is considered by many investors to be a "best practice" in corporate governance, as classified boards are considered to reduce directors' accountability to stockholders.

Consequently, the Board of Directors concluded that an amendment of BKFC's Articles of Incorporation to declassify the Board is in the best interests of BKFC and BKFC's stockholders. The Board of Directors has also approved conforming amendments to BKFC's By-laws that would automatically take effect upon shareholder approval of the proposed amendments to BKFC's Articles of Incorporation.

If the proposal is approved, each director elected at the annual meeting to be held April 18, 2008 will hold office until the next annual meeting. Immediately prior to the election of directors at the 2009 annual meeting, all directors' terms automatically will expire. Beginning at the 2009 annual meeting, all directors will be elected annually. If the proposal is not approved, the Board of Directors will remain classified and the directors elected at the 2008 annual meeting will serve as described on pages 6 and 7 of this Proxy Statement.

The affirmative vote of the holders of at least a majority of shares of BKFC's outstanding common stock will be required for approval of the proposal. Such approval of the amendment will cause Article Sixth of the Articles of Incorporation to be amended in its entirety. A copy of Article Sixth as it is proposed to be amended is attached to this proxy statement as *Exhibit A*. If approved, the amendment will become effective upon filing with the Secretary of State of the Commonwealth of Kentucky, which BKFC intends to do promptly following the approval of the amendment by stockholders at the annual meeting.

Recommendation of the Board of Directors

The Board of Directors recommends a vote "FOR" the amendment of BKFC's Articles of Incorporation to eliminate the classified board.

PROPOSAL NO. 3: RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors has selected Crowe Chizek as the independent registered public accounting firm of BKFC and the Bank for the current fiscal year. Crowe Chizek has been the auditor of BKFC since 1995. In the event that ratification of this selection of independent registered public accounting firm is not approved by a majority of the Shares voting thereon, the Audit Committee will review its future selection of auditors.

Management expects that a representative of Crowe Chizek will be present at the Annual Meeting, will have the opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

Required Vote

The affirmative vote of the holders of a majority of the votes cast in person or by proxy at the Annual Meeting is necessary to ratify the selection of Crowe Chizek as the independent registered public accounting firm of BKFC for the current fiscal year. The effect of an abstention or a Non-Vote is the same as an "against" vote. If, however, a shareholder has signed and dated a proxy in the form of the enclosed proxy, but has not voted on the ratification of the selection of Crowe Chizek as the independent registered public accounting firm by marking the appropriate box on the proxy, such person's Shares will be voted FOR the ratification of the selection of Crowe Chizek as the independent registered public accounting firm and will not be considered Non-Votes.

Recommendation of the Board of Directors

The Board of Directors recommends a vote "FOR" the ratification of the selection of Crowe Chizek as the independent registered public accounting firm of BKFC for the current fiscal year.

Fees

Aggregate fees for professional services rendered for BKFC and the Bank by Crowe Chizek for the years ended December 31, 2007 and 2006 are described below. While the Audit Committee has not established pre-approval policies and procedures with respect to engagement of accountants to render audit or non-audit services, all auditing services and non-audit services provided by Crowe Chizek for the years ending December 31, 2007 and 2006 have been approved by the Audit Committee.

Audit Fees

The aggregate fees billed for professional services rendered for the audit of the BKFC annual consolidated financial statements as of and for the years ended December 31, 2007 and 2006, the audit of management's assertion on internal control over financial reporting as of December 31, 2007 and 2006, and the reviews of the financial statements included in the BKFC Quarterly Reports on Form 10-Q filed during the fiscal years ended December 31, 2007 and 2006 were $240,000 and $234,000, respectively, which were paid or expected to be paid to Crowe Chizek.

Audit Related Fees

The aggregate fees billed to BKFC for assurance related services by Crowe Chizek for the fiscal years ended December 31, 2007 and 2006 were $5,075 and $10,225, respectively. The fees included assistance on various accounting issues in 2007 and 2006.

Tax Fees

The aggregate fees billed for tax services by Crowe Chizek for the fiscal years ended December 31, 2007 and 2006 were $35,375 and $6,075, respectively. Such fees were for tax return preparation and other tax services. For the 2007 fiscal year, this amount included tax consultations related to the acquisition of FNB Bancorporation.

All Other Fees

The aggregate fees billed for professional services rendered by Crowe Chizek for all other products and services provided for the fiscal years ended December 31, 2007 and 2006 were $1,399 and $23,349, respectively. The services in 2006 included a compliance review.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee is responsible for appointing and reviewing the work of the independent registered public accounting firm and setting the independent registered public accounting firm's compensation. In accordance with its charter, the Audit Committee reviews and pre-approves all audit services and permitted non-audit services provided by the independent registered public accounting firm to BKFC or the Bank and ensures that the independent registered public accounting firm is not engaged to perform the specific non-audit services prohibited by law, rule or regulation. During the year ended December 31, 2007, all services were approved in advance by the Audit Committee in compliance with these procedures.

Audit Committee Report

BKFC's management is responsible for BKFC's internal control over financial reporting and for preparation of BKFC's consolidated financial statements in accordance with generally accepted accounting principles. The independent registered public accounting firm is responsible for performing an independent audit of BKFC's internal control over financial reporting and consolidated financial statements and issuing an opinion on the effectiveness of internal control over financial reporting and conformity of those financial statements with generally accepted accounting principles. The Audit Committee oversees BKFC's internal control over financial reporting on behalf of the Board of Directors.

In this context, the Audit Committee has met and held discussions with management and the independent registered public accounting firm. Management represented to the Audit Committee that BKFC's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 ("*Communication With Audit Committees*"), including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

In addition, the Audit Committee has received written disclosures and the letter from the independent registered public accounting firm required by the Independence Standards Board Standard No. 1 ("*Independence Discussions With Audit Committees*") and has discussed with the independent registered public accounting firm the auditors' independence from BKFC and its management. In concluding that the auditors are independent, the Audit Committee considered, among other factors, whether the non-audit services provided by the auditors were compatible with its independence.

The Audit Committee discussed with BKFC's independent registered public accounting firm the overall scope and plans for its audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their audit's examination, their evaluation of BKFC's consolidated financial statements and internal control over financial reporting, and the overall quality of BKFC's financial reporting process and required communications discussed above.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of BKFC's management, which has the primary responsibility for the financial statements and reports, and of the independent auditors who, in their report, express an opinion on the conformity of BKFC's financial statements to generally accepted accounting principles. The Audit Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and the independent auditors do not assure that BKFC's financial statements are presented in accordance with generally accepted accounting principles, that the audit of BKFC's consolidated financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board or that BKFC's independent auditors are in fact "independent."

In reliance on the reviews and discussions referenced above, the Audit Committee recommends to the Board of Directors, and the Board has approved, that the audited consolidated financial statements be included in BKFC's Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the SEC. Subject to shareholder ratification, the Audit Committee has selected BKFC's independent registered public accounting firm for the fiscal year ended December 31, 2008.

Harry J. Humpert
Barry G. Kienzle
Mary Sue Rudicill
John P. Williams, Jr.

EXECUTIVE OFFICERS

The executive officers of BKFC as of the date of this Proxy Statement are listed below. All executive officers hold office until their successors are appointed. Executive officers are appointed annually by the Board of Directors.

Name	Age	Position
Rodney S. Cain	69	Chairman
Robert W. Zapp	56	President and Chief Executive Officer
Herbert H. Works	79	Secretary
Martin J. Gerrety	44	Treasurer and Assistant Secretary

Biographical information regarding each of these executive officers, except Mr. Gerrety, is set forth above, in *"Proposal No. 1: Election of Directors."*

Martin J. Gerrety was Senior Vice President and CFO of Peoples Bank of Northern Kentucky from 1996 until 2002. He has served as both Treasurer and Assistant Secretary of BKFC since May 2003, and as Senior Vice President, CFO of the Bank since 2002 until July of 2005 and as Executive Vice President, CFO of the Bank since July of 2005.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis explains BKFC's compensation philosophy, policies and practices with respect to the President and CEO, and Treasurer and Assistant Secretary, both of whom are referred to collectively as the "Named Executive Officers."

Responsibility for Executive Compensation Program

The Compensation Committee of the Board of Directors is responsible for establishing compensation policies with respect to the President and CEO, whose compensation is listed in the *"Executive Compensation--Summary Compensation Table"* on page 16 below, and overseeing his compensation. The Compensation Committee has delegated to the President and CEO the responsibility for setting the compensation for BKFC's Treasurer and Assistant Secretary.

Compensation Objectives

The Compensation Committee seeks to achieve three broad goals in connection with the compensation program and decisions regarding the President and CEO. First, the Compensation Committee structures his compensation program in a manner that the Compensation Committee believes will enable BKFC and the Bank to retain the President and CEO. Second, the Compensation Committee establishes his compensation program to reward him for the achievement of business objectives of BKFC and the Bank. Finally, the compensation program for the President and CEO is intended to provide him with an equity interest in BKFC so as to link a portion of his compensation with the performance of BKFC's common stock.

Neither BKFC nor the Bank have entered into employment agreements or separate change-of-control or severance agreements with the Named Executive Officers in connection with BKFC and the Bank's compensation programs because BKFC does not favor treatment of the Named Executive Officers in those circumstances beyond that provided for employees generally.

Compensation Components

The key components of the compensation program for the Named Executive Officers consist of a base salary, a performance-based cash bonus plan and participation in various performance-based and other compensation plans, including BKFC's 1997 and 2007 Stock Option Plans, Pension Plan, Contribution Plan and Insurance Plan, as further described below.

In determining annual base salary and performance-based compensation, such as cash bonuses, the Compensation Committee believes that establishing performance-based goals for the Bank provides an opportunity to align awards with performance. The Compensation Committee recommended, and the Board of Directors approved, in January 2004 a Compensation Policy for the President and CEO which provides that the base salary for the President and CEO will be established from year to year by the Board of Directors but that for the calendar years 2004 through 2007, the President and CEO will be entitled to a variable cash bonus of up to 49% of his base salary for each such year based upon the Bank's achievement of levels of return on equity ("ROE"), return on assets ("ROA") and asset growth (collectively, the "Criteria"). At the end of each of the calendar years 2004 through 2007, the Compensation Committee reviewed the past year's performance by the President and CEO in light of these Criteria and also reviewed any matters which may have occurred during the prior year that represented extraordinary services or accomplishments by the President and CEO or any extraordinary matters which were beyond the President and CEO's control having a negative effect on the Criteria. Based upon the foregoing, the Compensation Committee formulates its recommendations pertaining to the President and CEO and submits them for approval by the Board of Directors. In establishing the compensation for the Treasurer and Assistant Secretary, the President and CEO utilizes substantially the same performance-based goals as the Compensation Committee has established for the President and CEO, as set forth in the Criteria.

The key components of BKFC's executive compensation program are set forth in greater detail below.

Base Salary. BKFC's base salary program is designed to provide a competitive base salary to management and other employees. The salary levels of all employees, including the Named Executive Officers, are set to reflect the duties and levels of responsibilities inherent in the position and the competitive conditions in the banking business in BKFC's market area. Comparative salaries paid by peer financial institutions are considered in establishing the salary for a given position. Particularly in establishing the CEO's base salary, the Compensation Committee utilizes surveys prepared by trade groups and other independent sources of salaries paid to executive officers of other bank holding companies, non-diversified banks and other financial institutions similar in size, market capitalization and other characteristics. The base salary for the CEO is reviewed annually by the Compensation Committee, taking into account the competitive level of pay as reflected in the surveys consulted. In setting base salaries, the Compensation Committee also considers a number of factors relating to the individual, including individual performance, historic salary levels, general market conditions, job responsibilities, level of experience, ability and knowledge of the position and complexity of BKFC's operations. These factors are considered in the aggregate and none of the factors are accorded a specific weight. The base salary for the Treasurer and Assistant Secretary was established by the CEO based substantially upon the same compensation criteria described above for the CEO. See *"Executive Compensation—Summary Compensation Table"* for base salaries paid to the Named Executive Officers during the 2007 fiscal year.

Bonus Plan. BKFC's bonus plan provides the Named Executive Officers with additional incentive to attain company-wide financial objectives and individual performance goals. The bonus potential can range from 0% to 49% of an executive's base salary, depending on the level of the executive, and actual awards can range from 0% to 100% of this target, depending on BKFC's financial performance and individual performance. The Compensation Committee establishes a "threshold" and a "target" for each measure, taking into account the annual budget and management's strategic objectives for the year, as well as a "weight" that will determine the degree to which the measure will affect the amount of the bonus award. The Compensation Committee, in connection with its annual performance review of the Named Executive Officers, considers making discretionary bonus awards under this program. See *"Executive Compensation—Summary Compensation Table"* for bonuses paid to the Named Executive Officers during the 2007 fiscal year.

Long-Term Equity Incentive Compensation Program. BKFC's long-term incentive compensation consists entirely of stock option awards to purchase shares of BKFC's common stock. Both of BKFC's 1997 Stock Option and Incentive Plan (the "1997 Stock Option Plan") and 2007 Stock Option and Incentive Plan (the "2007 Stock Option Plan"), which were previously approved by stockholders, encourage directors, officers, managerial and key employees to focus on the long-term growth of BKFC and the Bank since the value of these awards depends on their performance and BKFC's future stock value. The 1997 Stock Option Plan expired on March 21, 2007 and was replaced with the 2007 Stock Option Plan, which was adopted by the Board of Directors on March 16, 2007 upon the recommendation of the Compensation Committee, and approved by stockholders at BKFC's 2007 Annual Meeting on April 20, 2007. Both plans were designed to be administered by a committee composed of members of the Board of Directors of BKFC (a "Stock Option Committee"). The Stock Option Committee determines the proportions and terms of stock option grants. In deciding to award options, the Stock Option Committee considers a number of factors, including the number of options outstanding or previously granted and the aggregate size of current awards. All stock options that have been granted have an exercise price equal to the fair market value of BKFC's common stock at the time of grant and are exercisable within a 10-year period.

The 2007 Stock Option Plan provides that up to a maximum of 1,200,000 shares of BKFC's common stock (subject to certain adjustments such as stock splits, stock dividends or recapitalizations) are available for issuance thereunder. Of these shares, options for up to 360,000 shares may be awarded to non-employee directors and non-employee officers, and options for up to 840,000 shares may be awarded to employees. No more than 25% of the shares subject to options may be awarded to any individual who is an employee of the Company, no more than 5% of such shares may be awarded to any director or officer who is not an employee, and no more than 30% of such shares may be awarded to non-employee directors and non-employee officers in the aggregate. During fiscal year 2007, 110,700 stock options were granted to 80 individuals, of which 96,700 were granted pursuant to the 1997 Stock Option Plan and 14,000 were granted pursuant to the 2007 Stock Option Plan.

Retirement Benefits. BKFC's 401(k) plan has proven to be an important retention tool for BKFC and the Bank. The 401(k) plan is a broad-based tax-qualified defined contribution plan that provides employees with valuable retirement benefits. Under the 401(k) plan, we provide participants with the opportunity to defer up to 15.5% of their compensation for retirement.

Effective September 1, 2003, the Bank's Board of Directors adopted The Bank of Kentucky, Inc. Executive Private Pension Plan (the "Pension Plan") to provide supplemental retirement income for eligible employees. The Pension Plan is a defined benefit pension plan which covers any person employed by the Bank who is determined by the Bank to be a member of management and who is designated as an eligible employee under the Pension Plan.

Eligible employees are entitled to receive a pension benefit of 30% of their "final average compensation" if employment is terminated on or after the date on which the eligible employee turns 65. The term "final average compensation" is defined to mean the annual adjusted compensation of a participant averaged over the five consecutive plan years from the date of participation which produces the highest annual average, provided that if the participant has less than five consecutive plan years of service, final average compensation will be based on adjusted compensation for those years of service from the date of employment to the date of termination. The benefits under the Plan shall be paid in the form of an immediate 15-year term annuity. There are 13 employees of the Bank who are considered to be eligible employees of the Pension Plan, all of whom participate in the Pension Plan, including Messrs. Zapp and Gerrety.

Other Compensation. Effective September 1, 2003, the Board of Directors of the Bank adopted an Executive Deferred Contribution Plan (the "Contribution Plan") providing certain employees an opportunity to defer the receipt of compensation pursuant to Section 451 of the Internal Revenue Code of 1986, as amended (the "Code"). The Contribution Plan is intended as an unfunded arrangement for the benefit of a select group of management employees. The Contribution Plan allows participants to defer a portion of their annual compensation into a deferred compensation account which is deemed to be invested among such categories of investments as may be made available under the Contribution Plan, with the participant's account being credited or debited with the increase or decrease in the realizable net asset value or credited interest, as applicable, of the designated deemed investments.

Employees are provided with coverage under medical, life insurance and disability plans on terms consistent with industry practice. Other coverage such as dental insurance is available to employees on a voluntary basis. Employees are provided with access to a flexible spending plan which allows employees to set aside pre-tax dollars to pay for certain benefits.

Effective September 1, 2003, the Board of Directors of the Bank adopted a Group Insurance Endorsement Plan (the "Insurance Plan") to supplement insurance death protection to certain employees. The Insurance Plan provides a death benefit to the policy's beneficiaries equal to two times such participant's annual salary for the year of his or her death.

Detailed information regarding other compensation is provided in footnote 2 to the Summary Compensation Table on page 16 below. In general, BKFC believes that perquisites should not constitute a consequential portion of any executive officer's compensation. No executive received perquisites in excess of $10,000.

Tax and Accounting Considerations

In consultation with advisors, we evaluate the tax and accounting treatment of each of BKFC's compensation programs at the time of adoption and annually to ensure that we understand the financial impact of each program on BKFC. BKFC's analysis includes a review of recently adopted and pending changes in tax and accounting requirements. During fiscal 2007, we continued to consider the implications of significant developments in the tax and accounting area, one of which is the new rule under Section 409A of the Code applicable to nonqualified deferred compensation. If necessary, we intend to amend any plans and agreements in order to comply with the new rules under Section 409A of the Code.

Section 162(m) of the Code limits the Bank's Federal income tax deduction for certain executive compensation in excess of $1 million paid to the CEO and other Named Executive Officers. The $1 million deduction limit does not apply, however, to "performance-based compensation" as that term is defined in Section 162(m)(4)(C) of the Code and the regulations promulgated thereunder. The Compensation Committee recognizes the possibility that if the amount of the base salary of a Named Executive Officer, and other compensation not described in the preceding paragraph, exceeds $1 million, it may not be fully deductible for Federal income tax purposes. The Compensation Committee will make a determination at any such time whether to authorize the payment of such amounts without regard to deductibility or whether the terms of such payment should be modified as to preserve any deduction otherwise available.

Stock Compensation Grant and Award Practices

The Stock Option Committee has been delegated the responsibility for making stock option grants to directors, officers and employees of BKFC and the Bank. The Stock Option Committee considers whether to make stock option grants on an annual basis, typically in conjunction with the annual review process for potential recipients. However, grants or awards may be made at other times during the year based on specific circumstances such as a new hire, a specific contractual commitment or a change in position or responsibility. The Stock Option Committee considers the recommendations of the Compensation Committee with respect to awards to the CEO and recommendations of the CEO with respect to awards contemplated for his subordinates.

As a general matter, the Stock Option Committee's process is independent of any consideration of the timing of the release of material non-public information, including with respect to the determination of grant dates or the stock option exercise prices. Similarly, BKFC has never timed the release of material non-public information with the purpose or intent to affect the value of executive compensation. In general, the release of such information reflects long-established timetables for the disclosure of material non-public information such as earnings reports or, with respect to other events reportable under Federal securities laws, the applicable requirements of such laws with respect to timing of disclosure.

The exercise price for all of BKFC's stock option grants is based solely by reference to the applicable provisions of the stock plans. Under BKFC's current plan, approved by stockholders in 2007, the exercise price of a stock option is equal to the average of the highest and lowest selling price on the Over-the-Counter Bulletin Board on the date such stock option is granted, or if there were no sales on such date, then on the next prior business day on which there was a sale.

Stock Ownership Requirements

BKFC has not adopted formal stock ownership requirements for the Named Executive Officers and members of the Board of Directors. As a practical matter, the Named Executive Officers and directors hold significant interests of BKFC stock, which they have accumulated primarily through individual purchases and receipt of stock option awards.

Compensation for the Named Executive Officers in 2007

Chief Executive Officer Compensation. In determining Mr. Zapp's compensation for fiscal 2007, the Compensation Committee focused on BKFC's financial performance during the year, the number of initiatives begun, expanded or completed by BKFC and the Bank, competitive levels of compensation for CEOs managing operations of similar size, complexity and performance level and the importance of retaining a President and CEO with the strategic, financial and leadership skills to insure BKFC's continued growth in the foreseeable future. Mr. Zapp earned a bonus of $113,750 for the 2007 fiscal year, which represents a sum equal to 35% of his 2007 base salary. Under the bonus plan for Mr. Zapp, he was eligible to earn a bonus of 0% to 49% of his base salary based on BKFC's achievement of financial performance targets.

Mr. Zapp's potential bonus was based on the extent to which BKFC achieved financial performance targets established by the Board of Directors of the Bank as proposed by the Compensation Committee. If a lesser threshold amount for a performance target was not achieved, no portion of the bonus eligible for that target would be paid. Mr. Zapp's potential bonus was based on financial performance targets for ROE, ROA and asset growth as compared to fiscal year 2006.

Mr. Zapp also received stock option grants totaling 10,000 options over the course of 2007.

Treasurer Compensation. The base salary for Mr. Gerrety is set by the President and CEO in a manner consistent with the base salary guidelines applied to the President and CEO. In general, the CEO considers the Bank's financial performance, peer group financial performance and compensation survey data when making decisions regarding other executive officers' compensation, including salary, bonus and awards under the 1997 Stock Option Plan. Mr. Gerrety participates in BKFC's benefit plans. Under the BKFC bonus plan, Mr. Gerrety was also eligible to earn a bonus up to 35%.

The potential bonus for Mr. Gerrety was based on the extent to which BKFC achieved financial performance targets established by the Board of Directors for the CEO. If a lesser threshold amount for a performance target was not achieved, no portion of the bonus eligible for that target would be paid.

Mr. Gerrety's potential bonus for 2007 was based on targets for ROE, ROA and asset growth as compared to fiscal year 2006.

Mr. Gerrety also received stock option grants totaling 3,000 options over the course of 2007.

EXECUTIVE COMPENSATION

The following table sets forth the compensation paid by BKFC in 2007 and 2006 to BKFC's Chief Executive Officer and its Treasurer and Assistant Secretary, whose total compensation exceeded $100,000 for fiscal year 2007 (the "Named Executive Officers"). BKFC's executive officers are compensated by BKFC's subsidiary, the Bank. Except for the Named Executive Officers, no executive officer of BKFC received more than $100,000 in total compensation payments from the Bank during the year ended December 31, 2007.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards[1] ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation[2] ($)	Total ($)
Robert W. Zapp[3]	2007	$325,000	$113,750	$110,811	$86,728	$26,378	$662,667
President and CEO	2006	292,000	87,500	118,085	77,305	25,863	600,753
Martin J. Gerrety[4]							
Treasurer and Assistant	2007	$141,450	$35,425	$24,586	$18,147	$10,033	$229,641
Secretary	2006	135,200	28,392	19,617	16,175	10,908	210,292

(1) The amounts in Option Awards reflect the dollar amount recognized for financial statement reporting purposes for the year ended December 31, 2007, in accordance with Statement of Financial Accounting Standard No. 123(R) (*Share-Based Payment*), of stock option awards and thus includes amounts from awards granted in and prior to 2007. Assumptions used in the calculation of this amount are included in Note 11 "Stock-Based Compensation" to the Company's audited financial statements for the year ended December 31, 2007, included in the Company's Annual Report on Form 10-K filed with the SEC on March 14, 2008.

(2) The amounts specified in the "All Other Compensation" column for 2007 include the following:

Name	Perquisites & Other Personal Benefits[a] ($)	Bank Contributions to Profit Sharing Plan ($)	Bank Matching Contributions to 401(k) Plan ($)	Life Insurance Premiums ($)	Total All Other Compensation ($)
Robert W. Zapp	$9,720	$8,690	$5,250	$2,718	$26,378
Martin J. Gerrety	—	6,832	2,829	372	10,033

(a) Other benefits for Mr. Zapp included $5,895 in country club dues and $3,825 for personal use of an automobile.

(3) Salary includes deferral of $39,000 at the direction of Mr. Zapp pursuant to the Bank of Kentucky, Inc. Executive Deferred Contribution Plan.

(4) Salary includes deferral of $1,300 at the direction of Mr. Gerrety pursuant to the Bank of Kentucky, Inc. Executive Deferred Contribution Plan.

Grants Of Plan-Based Awards

Name	Grant Date	All Other Option Awards: Number of Shares of Stock or Units (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards($)[1]
Robert W. Zapp	1/19/2007	10,000 [2]	26.25	95,200
Martin J. Gerrety	1/19/2007	3,000 [3]	26.25	28,560

Footnotes on next page.

(1) The amounts in this column reflect the grant date fair value associated with the award as determined in accordance with Statement of Financial Accounting Standard No. 123(R) (*Share-Based Payment*). Assumptions used in the calculation of this value are included in Note 11 "Stock-Based Compensation" to the Company's audited financial statements for the year ended December 31, 2007, included in the Company's Annual Report on Form 10-K filed with the SEC on March 14, 2008.

(2) The shares underlying these options were issued under the 1997 Stock Option Plan and vest as follows: 6,200 shares on January 19, 2007 and 3,800 shares on January 1, 2017.

(3) The shares underlying these options were issued under the 1997 Stock Option Plan, vesting over a five-year period in equal installments, beginning on the first anniversary of the award date.

Stock Option Plans

At the 1997 Annual Meeting of Stockholders of BKFC, the stockholders approved the 1997 Stock Option Plan, providing for the award of options to purchase up to 1,080,000 Shares. All of the awards reflected above in the *"Grants of Plan-Based Awards"* table were pursuant to the 1997 Stock Option Plan. Options to purchase 599,575 Shares were outstanding as of December 31, 2007 under this Plan. The outstanding options have exercise prices ranging from $8.17 to $31.90 and were granted to directors, officers and employees of BKFC and the Bank. In fiscal year 2007, options to purchase a total of 13,325 Shares were forfeited and 43,253 Shares were acquired upon the exercise of options. All of the numbers of Shares contained in this paragraph are adjusted for stock dividends issued in 1997, 1998 and 1999. The 1997 Stock Option Plan expired on March 21, 2007.

On March 16, 2007, upon the recommendation of the Compensation Committee, the Board of Directors of BKFC adopted the 2007 Stock Option Plan, which was approved by BKFC stockholders at BKFC's 2007 Annual Meeting on April 20, 2007, replacing the 1997 Stock Option Plan. There were 14,000 options to purchase Shares outstanding as of December 31, 2007 under the 2007 Stock Option Plan. The material terms of both the 1997 Stock Option Plan and the 2007 Stock Option Plan are outlined below.

Material Terms of the Stock Option Plans

The material terms of both the 1997 Stock Option Plan and the 2007 Stock Option Plan (collectively, the "Plans") are substantially similar and are therefore discussed together. Options granted under the Plans may have been either "incentive stock options" ("ISOs") within the meaning of Section 422 of the Code, or "Non-qualified Stock Options." The option exercise price for ISOs and Non-qualified Stock Options granted to employees may be determined by the Stock Option Committee at the time of the grant, but could not be less than 100% of the fair market value of the Shares on the date of the grant. The exercise price for options granted to non-employee directors and non-employee officers was the fair market value of the Shares on the date of the grant. No option will be exercisable after the expiration of ten years from the date of the grant. However, if an ISO was granted to a participant owning more than 10% of BKFC's outstanding Shares at the time the ISO is granted, the exercise price of the ISO could not be less than 110% of the fair market value of the Shares on the date of the grant and the ISO shall not be exercisable after the expiration of five years from the date of the grant.

An option may not be transferred or assigned other than by will or in accordance with the laws of descent and distribution. If a participant is "terminated for cause," as defined in the Plans, any option which has not been exercised shall terminate as of the date of such termination for cause.

BKFC received no monetary consideration for the granting of options under the Plans. Upon the exercise of options, BKFC will receive payment in cash or, if acceptable to the Stock Option Committee, Shares of BKFC or surrendered outstanding options. As of March 6, 2008, the market value of the Shares underlying the maximum number of options that could be awarded under the 2007 Stock Option Plan was $27,575,000, which is calculated by multiplying 1,186,000 (the maximum number of options that can be granted under the 2007 Stock Option Plan) by $23.25, the per share price of the most recent sale of shares of which management of BKFC is aware.

Outstanding Equity Awards at December 31, 2007

The following table provides information as of December 31, 2007 regarding BKFC's option awards under the 1997 and 2007 Stock Option Plans. There were no other outstanding equity awards.

	Option Awards			
Name (1)	Number of Securities Underlying Unexercised Options(#) Exercisable (2)	Number of Securities Underlying Unexercised Options(#) Unexercisable (3)	Option Exercise Price ($) (4)	Option Expiration Date (5)
Robert W. Zapp				
1/15/99	6,000	-	21.17	1/15/09
1/21/00	6,000	-	31.50	1/21/10
1/19/01	6,000	-	20.50	1/19/11
1/18/02	10,000	–	19.10	1/18/12
1/17/03(6)	150	9,850	29.20	1/17/13
2/20/04(7)	950	9,050	30.05	2/20/14
1/21/05(8)	-	10,000	26.45	1/21/15
1/20/06(9)	6,000	4,000	25.00	1/20/16
1/19/07(10)	6,200	3,800	26.25	1/19/17
Martin J. Gerrety(11)				
1/17/03	400	100	29.20	1/17/13
2/20/04	1,800	1,200	30.05	2/20/14
1/21/05	1,200	1,800	26.45	1/21/15
1/20/06	600	2,400	25.00	1/20/16
1/19/07	-	3,000	26.25	1/19/17

(1) The grant date of each award is noted below the name of each named executive officer.

(2) Shows the number of Shares underlying vested (exercisable) but not exercised stock options at the fiscal year ending December 31, 2007.

(3) Shows the number of Shares underlying unexercised options that are unexercisable because they had not vested at the end of the fiscal year.

(4) Shows the exercise price to be paid by the named executive officer in order to acquire the shares subject to the option.

(5) Shows the date that each option expires, if not previously exercised. Under the 1997 Stock Option Plan, the option expiration date is accelerated for officers whose employment is terminated upon death or disability of the named executive officer.

(6) Granted pursuant to the 1997 Stock Option Plan and vest as follows: 150 shares on 1/17/07; 3,400 shares on 1/17/08; 3,400 shares on 1/17/09 and 3,050 shares on 1/17/10.

(7) Granted pursuant to the 1997 Stock Option Plan and vest as follows: 950 shares on 2/20/07; 330 shares on 2/20/10; 3,325 shares on 2/20/11; 3,325 shares on 2/20/12; and 2,070 shares on 2/20/05.

(8) Granted pursuant to the 1997 Stock Option Plan and vest as follows: 1,420 shares on 1/21/13; 3,780 shares on 1/21/14; 4,800 shares on 1/1/15.

(9) Granted pursuant to the 1997 Stock Option Plan and vest as follows: 6,000 shares on 1/20/06; 4,000 shares on 1/1/16.

(10) Granted pursuant to the 1997 Stock Option Plan and vest as follows: 6,200 shares on 1/19/07; 3,800 shares on 1/1/17.

(11) All of Mr. Gerrety's option awards were granted pursuant to the 1997 Stock Option Plan and vest in five equal annual installments, beginning on the anniversary of the date of grant.

Pension Benefits

The following table presents an estimation of the present value of the benefits payable under The Bank of Kentucky, Inc. Executive Private Pension Plan in which an executive officer named in the Summary Compensation Table participates along with his applicable years of service.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
Robert W. Zapp	Executive Private Pension Plan	10	312,300	–
Martin J. Gerrety	Executive Private Pension Plan	4	65,346	–

(1) The calculation of present value of accumulated benefit assumes a discount rate of 6.50% until age 65. It further assumes that the executive officer will receive the present value of his retirement benefit at age 65 in the form of a lump sum payment in accordance with Statement of Financial Accounting Standard No. 87.

The Bank of Kentucky, Inc. Executive Private Pension Plan (the "Pension Plan") provides a member of a select group of management or highly compensated employees with a retirement benefit. The Pension Plan is a defined benefit pension plan within the meaning of Section 414(j) of the Code. The Pension Plan currently has 13 active participants, including Messrs. Zapp and Gerrety. The Pension Plan provides participants with a plan benefit which equals up to 30% of the participant's "final average compensation" when the Pension Plan benefit is not combined with the participant's pension plan benefit and age 65 social security benefit. For purposes of the Pension Plan, the term "final average compensation" is defined to mean the annual "adjusted compensation" (as defined in the Pension Plan) of a participant averaged over the five consecutive plan years from the date of participation which produces the highest annual average, provided that if the participant has less than five consecutive plan years of service, final average compensation will be based on adjusted compensation for those years of service from the date of employment to the date of termination. The term "adjusted compensation" means the total compensation paid or accrued (including any accrual under the Defined Contribution Plan) to the participant for services rendered to the Bank as an employee as reflected on IRS Form W-2, increased by salary reductions under a Section 401(k) plan or Section 125 plan. However, amounts attributable, for example, to exercise of stock options, noncash remuneration, moving expenses, relocation bonuses, fringe benefits, lump sum severance payments, or any funds paid following termination or retirement from the Bank are excluded from the Pension Plan's definition of adjusted compensation. The benefits under the Pension Plan shall be paid in the form of an immediate 15-year term annuity, provided that a participant may elect to receive the present value of the benefits in lump sum.

If a participant is terminated before death or age 65 with five "years of service" (as defined in the Pension Plan), he shall be eligible for a deferred retirement pension and the payment of a deferred pension benefit commences when the participant reaches 65 years of age. A participant meeting the eligibility requirements and not requesting an early retirement benefit under the Pension Plan shall receive deferred pension benefits in accordance with the following vested percentages:

- 50% of "accrued benefit" (as defined in the Pension Plan) with five but less than six years of service;
- 60% of accrued benefit with six but less than seven years of service;
- 70% of accrued benefit with seven but less than eight years of service;
- 80% of accrued benefit with eight but less than nine years of service;
- 90% of accrued benefit with nine but less than 10 years of service; and
- 100% of accrued benefit with 10 or more years of service.

A participant who is terminated before death or age 65 with five "years of service" shall be eligible for an early retirement pension in lieu of a deferred retirement pension under the Pension Plan if such request would be made at any time prior to his death and prior to 65 years of age.

Nonqualified Deferred Compensation

The following table shows the deferred compensation activity for the executives named in the Summary Compensation Table under the Bank of Kentucky, Inc. Executive Deferred Contribution Plan (the "Contribution Plan"). All executive nonqualified contributions to the Contribution Plan are also included in current year compensation presented in the Summary Compensation Table.

Name	Executive Contributions in Last Fiscal Year ($) (1)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($) (2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Robert W. Zapp	39,000	-	4,858	-	134,761
Martin J. Gerrety	1,300	-	574	-	6,754

(1) Executive contributions to the Bank of Kentucky, Inc. Executive Deferred Contribution Plan include salary deferred in 2007 at the direction of the executive officer.

(2) All earnings under the Executive Deferred Contribution Plan are not above-market and are included in the Summary Compensation Table.

BKFC offers members of a select group of management or highly compensated employees the opportunity to defer all or a portion of their annual compensation into a deferred compensation account which is deemed to be invested among such categories of investments as may be made available under the Contribution Plan, with the participant's account being credited or debited with the increase or decrease in the realizable net asset value or credited interest, as applicable, of the designated deemed investments. Participation in the Contribution Plan is voluntary. BKFC does not provide a matching contribution under the Contribution Plan. The Contribution Plan currently maintains 13 active participants, including Messrs. Zapp and Gerrety. Participant deferred amounts, along with all earnings, gains and losses thereon, are always 100% vested.

Distribution of vested benefits is made 60 days after the closing of the plan year in which a participant retires or is terminated based on participant elections made at any time before 30 days preceding the distribution commencement as either a lump sum payment or as a series of periodic payments not to exceed 15 years, provided that the participant can make a one-time irrevocable election to defer commencement of benefits to a specified later date. If a participant fails to elect a form of distribution prior to 30 days preceding the distribution commencement, benefits shall be paid in substantially equal installments over 15 years. In addition, distributions are made only for purposes described in 26 C.F.R. Section 1.401(k)-1(d)(2), which establishes standards deemed to satisfy the hardship condition for distribution of elective contributions for qualified cash or deferred arrangements.

DIRECTOR COMPENSATION

The following table sets forth compensation information on each of the non-employee directors of BKFC and includes their services as directors of the Bank. Directors who are also employees receive no additional compensation for their services as a director.

Name[3]	Fees Earned or Paid in Cash ($)[1]	Option Awards ($)[2]	Total ($)
Charles M. Berger	9,750	15,115	24,865
Rodney S. Cain	9,750	15,115	24,865
Ruth M. Seligman-Doering	9,750	15,115	24,865
R. C. Durr	3,000	9,700	12,700
Harry J. Humpert	9,750	15,115	24,865
Barry G. Kienzle	9,250	5,415	14,665
David E. Meyer	500	9,700	10,200
John E. Miracle	9,750	15,115	24,865
Mary Sue Rudicill	9,750	15,115	24,865
John P. Williams, Jr.	9,750	15,115	24,865
Herbert H. Works	9,750	15,115	24,865

(1) Includes $500 per month from January through June and $1,000 per month from July through December; and a $750 bonus paid in December of 2007.

(2) The amounts in Option Awards reflect the dollar amount recognized for financial statement reporting purposes for the year ended December 31, 2007, in accordance with Statement of Financial Accounting Standard No. 123(R) (*Share-Based Payment),* of stock option awards. Assumptions used in the calculation of this amount are included in Note 11 "Stock-Based Compensation" to the Company's audited financial statements for the year ended December 31, 2007, included in the Company's Annual Report on Form 10-K filed with the SEC on March 14, 2008.

(3) Charles M. Berger, Rodney S. Cain, Harry J. Humpert, Barry G. Kienzle, John E. Miracle, Mary Sue Rudicill, Ruth M. Seligman-Doering, John P. Williams, Jr. and Herbert H. Works were the non-employee directors of BKFC on December 31, 2007. Mr. Meyer resigned from the Board effective January 31, 2007 and Mr. Durr passed away on May 21, 2007.

Director Compensation. The entire Board of Directors annually reviews and decides compensation for BKFC's non-employee directors. No fees are paid to directors who are also employees. As a starting point for its review, the entire Board uses the peer group compensation data prepared by management. BKFC seeks to establish Board compensation that is near the median for the peer group.

Each non-employee member of the Board of Directors received $9,000 for serving on the Bank Board of Directors during 2007, along with a $750 bonus in December of 2007. BKFC maintains a stock option plan (the 1997 Stock Option Plan expired on March 21, 2007, and was replaced with the 2007 Stock Option Plan) which benefits BKFC's directors. See the description of the stock option plans contained on page 17 above. In 2007, each non-employee director was awarded options on January 19, 2007 to acquire 2,500 shares at $26.25 per share and on June 15, 2007 to acquire 1,500 shares at $25.80 per share. Mr. Durr, who passed away on May 21, 2007, only received the January award. Mr. Meyer, who resigned from the Board effective January 31, 2007, only received the January award. Mr. Kienzle, who joined the Board of Directors on February 16, 2007, only received the June award.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on its review and discussions with management, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement. See *"Compensation Discussion and Analysis."*

John E. Miracle
Mary Sue Rudicill
Herbert H. Works

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Loans and Extensions of Credit. The Sarbanes-Oxley Act of 2002 generally prohibits loans by BKFC to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by the Bank to its executive officers and directors in compliance with federal banking regulations. Under this exemption, the Bank has extended loans to certain of its and BKFC's directors and executive officers, their affiliates and members of their families. In accordance with the federal banking regulations, all such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with other persons and did not present more than the normal risk of collectibility or other unfavorable features. The Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public.

Neither BKFC nor the Bank has formally established policies or procedures that relate to reviewing, approving or otherwise ratifying related person transactions, other than complying with all applicable laws and regulations that pertain to related person transactions for banks.

Leases. The Bank has a lease agreement for office premises located at 1065 Burlington Pike with the Estate of Mr. Durr, R.C. Durr Company, Inc., Mr. Cain, and Mr. Cain's sons, John S. Cain, Rodney C. Cain and David Alfred Cain, each of whom is a lessor under the lease agreement. The annual rental expense under this lease was $210,713 for the year ended December 31, 2007 and $208,012 and $194,504 for each of the years ended December 31, 2006 and 2005, respectively. The lease had an initial term of 15 years which expired in 2006 and may, at the option of the Bank, be renewed for three successive five-year periods. The Bank is currently in the first five-year renewal period.

The Bank has a lease agreement for office premises located on Kentucky Highway 18 in Boone County, Kentucky, with William R. Rudicill, the spouse of Ms. Rudicill. The annual rental expense under this lease was $12,396 for the year ended December 31, 2007 and $12,060 for each of the years ended December 31, 2006 and 2005. The lease had an initial term of 15 years expiring in 2007 and may, at the option of the Bank, be renewed for three successive five-year periods. The Bank has opted to renew this lease.

The Bank has a lease agreement for office premises located on Houston Road in Boone County, Kentucky, with Dr. Miracle, Geraldine G. Miracle, Jennifer A. Meyer, Maria A. Meyer, Leila L. Meyer, Herbert E. Works, Mark T. Wilson, Nicolette Wilson, Bryan E. Wilson and Josephina Wilson, each of whom is a lessor under the lease agreement. Geraldine Miracle is Dr. Miracle's spouse. Jennifer Meyer, Maria Meyer and Leila Meyer are daughters-in-law of Mr. Meyer. Mr. Meyer resigned from the Board of Directors effective January 31, 2007. Herbert E. Works is the son of Mr. Works. Mark Wilson, Nicolette Wilson, Bryson Wilson and Josephina Wilson were related to Mr. Works through his former wife. The annual rental expense under this lease was $88,160 for each of the years ended December 31, 2007, 2006 and 2005. The lease has an initial term of 15 years expiring in 2009 and may, at the option of the Bank, be renewed for three successive five-year periods.

The Bank has a ground lease agreement for office premises located at 12020 Madison Pike in Nicholson, Kentucky, with Nicholson Properties LLC. Until October 17, 2007, the Estate of R. C. Durr owned 50% of Nicholson Properties LLC. The annual rental expense under this agreement is $26,400. The lease had an initial term that expired in December 2001 and was renewed for an additional term of five years in 2001, then for a second five-year term in 2006.

The Bank has a lease agreement for office premises located on U.S. 42 in Boone County, Kentucky, with Burnett Mortgage Company, LLC, of which Mr. Humpert and Mr. William E. Snyder, a former director of BKFC who resigned effective as of April 19, 2002, are members. The annual rental expense under this lease was $99,190 for the year ended December 31, 2007 and $98,445 for each of the years ended December 31, 2006 and 2005. The lease was effective in May 1998 with an initial term of 15 years and may, at the option of the Bank, be renewed for three successive five-year periods.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under the federal securities laws, BKFC's directors and executive officers and persons holding more than ten percent of the outstanding Shares are required to report their ownership of Shares and changes in such ownership to the SEC and BKFC. Based solely on its review of the copies of such reports, BKFC believes that, for the year ended December 31, 2007, all Section 16(a) filing requirements applicable to BKFC's officers, directors and greater than ten percent stockholders were complied with on a timely basis, except for the following: (i) Mr. Gerrety had one late report relating to one transaction regarding an acquisition of 3,000 options on January 19, 2007; (ii) Mr. Zapp had one late report relating to two transactions, including an acquisition of 3,800 options on January 19, 2007 and an acquisition of 6,200 options on January 19, 2007; (iii) Mr. Berger had one late report relating to three transactions, including an acquisition of 2,500 options on January 19, 2007, an exercise of 1,750 options on May 8, 2007 and an acquisition of 1,500 options on June 15, 2007; (iv) Dr. Miracle had one late report relating to three transactions, including an acquisition of 2,500 options on January 19, 2007, an acquisition of 1,500 options on June 15, 2007, and an exercise and disposition of 1,750 options on May 23, 2007; (v) Mr. Cain had one late report relating to four transactions, including an acquisition of 2,500 options on January 19, 2007, an exercise of 1,750 options on May 23, 2007, an acquisition of 1,500 options on June 15, 2007 and an exercise of 750 options on January 18, 2007; (vi) Ms. Seligman-Doering had one late report relating to four transactions, including an exercise of 750 options on January 18, 2007, an acquisition of 2,500 options on January 19, 2007, an exercise of 1,750 options on May 23, 2007 and an acquisition of 1,500 options on June 15, 2007; (vii) Mr. Kienzle had one late report relating to one transaction, an acquisition of 1,500 options on June 15, 2007; (viii) Mr. Williams had one late report relating to two transactions, including an acquisition of 2,500 options on January 19, 2007 and an acquisition of 1,500 options on June 15, 2007; (ix) Mr. Humpert had one late report relating to four transactions, including an exercise of 750 options on January 18, 2007, an acquisition of 2,500 options on January 19, 2007, an exercise of 1,750 options on May 18, 2007 and an acquisition of 1,500 options on June 15, 2007; (x) Ms. Rudicill had one late report relating to four transactions, including an exercise of 750 options on January 18, 2007, an acquisition of 2,500 options on January 19, 2007, an exercise of 1,750 options on May 24, 2007, and an acquisition of 1,500 options on June 15, 2007; and (xi) Mr. Works had one late report relating to four transactions, including an exercise of 750 options on January 12, 2007, an acquisition of 2,500 options on January 19, 2007, an exercise of 1,750 options on May 24, 2007, and an acquisition of 1,500 options on June 15, 2007.

PROPOSALS OF SECURITY HOLDERS

Any proposals of stockholders intended to be included in BKFC's proxy statement and proxy card for the 2009 Annual Meeting of Stockholders (other than nominations for directors, which is explained herein at *"Meetings and Committees of the Board of Directors"*), should be sent to BKFC by certified mail and must be received by BKFC not later than November 30, 2008. In addition, if a stockholder intends to present a proposal at the 2009 Annual Meeting without including the proposal in the proxy materials related to that meeting, and if the proposal is not received by February 16, 2009, then the proxies designated by the Board of Directors of BKFC for the 2009 Annual Meeting of Stockholders may vote in their discretion on any such proposal any Shares for which they have been appointed proxies without mention of such matter in the proxy statement or on the proxy card for such meeting.

BOARD POLICIES REGARDING COMMUNICATIONS WITH THE BOARD OF DIRECTORS AND ATTENDANCE AT ANNUAL MEETINGS

The BKFC Board of Directors maintains an informal process for stockholders to communicate with the Board of Directors. Stockholders wishing to communicate with the BKFC Board of Directors should send any communication to the President of BKFC. Any such communication must state the number of shares beneficially owned by the stockholder making the communication. The President of BKFC will forward such communication to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is unduly hostile, threatening, illegal or similarly inappropriate, in which case the BKFC President has the authority to discard the communication or take appropriate legal action regarding the communication.

BKFC does not have a policy regarding Board member attendance at annual meetings of stockholders. All BKFC directors attended the 2007 Annual Meeting of Stockholders, except for Mr. Durr who did not attend due to illness.

OTHER MATTERS

Management knows of no other business that may be brought before the Annual Meeting, including matters incident to the conduct of the Annual Meeting. It is the intention of the persons named in the enclosed proxy to vote such proxy in accordance with their best judgment on any other matters that may be brought before the Annual Meeting.

A copy of BKFC's Annual Report on Form 10-K, without exhibits, for the year ended December 31, 2007, as filed with the SEC, will be furnished without charge to persons who were stockholders as of the close of business on March 7, 2008 upon written request to the President, The Bank of Kentucky Financial Corporation, 111 Lookout Farm Drive, Crestview Hills, Kentucky 41017.

It is important that proxies be returned promptly. Whether or not you expect to attend the Annual Meeting in person, you are urged to fill in, sign and return the proxy in the enclosed self-addressed envelope.

By Order of the Board of Directors

/s/ Herbert H. Works

Herbert H. Works, Secretary

Crestview Hills, Kentucky
March 28, 2008

EXHIBIT A

Proposed Amendments to Article 6 of the Articles of Incorporation of The Bank of Kentucky Financial Corporation

Commencing at the first stockholders meeting at which Directors are elected, and thereafter, the number of Directors of the Corporation shall be not less than nine (9) nor more than fifteen (15). The number of Directors to be elected at any annual meeting shall be set by Resolution adopted by the Board of Directors within the range as set forth herein. The members of the Board of Directors shall be elected at each annual meeting of shareholders to hold office until the next annual meeting. ~~Except for the terms of the initial Directors which shall expire at the first stockholders' meeting at which Directors are elected, the terms of the Directors of the Corporation shall be staggered by dividing the total number of Directors in three groups with each group containing one third of the total, as near as may be. The terms of Directors in the first group shall expire at the first annual stockholders' meeting after their election, the terms of the second group shall expire at the second annual stockholders' meeting after their election, and the terms of the third group shall expire at the third annual stockholders' meeting after their election. At each annual stockholders' meeting held thereafter, Directors shall be chosen for a term of three (3) years to succeed those whose terms expire.~~ If at any time there are no stockholders of the Corporation, the then serving Directors of the Corporation are authorized to elect their successors. A Director may be removed prior to the expiration of the Director's term only for cause by the stockholders at a meeting called for the purpose of removing the Director.



Shareholder Information

Stockholder Services

Computershare Investor Services serves as transfer agent for The Bank of Kentucky Financial Corporation's shares. Communications regarding change of address, transfer of shares, lost certificates, and dividends should be sent to:

Computershare Investor Services LLC
P.O. Box 43036
Providence, RI 02940-3036

You can also submit your inquiries online through www.computershare.com/contactus a secure section of the Computershare Web site.

Legal Counsel

The Bank of Kentucky Financial Corporation's legal counsel is:

Ziegler & Schneider, PSC
541 Buttermilk Pike
Covington, Kentucky 41017

Annual Meeting

The Annual Meeting of Stockholders of The Bank of Kentucky Financial Corporation will be held on April 18, 2008, at 5:00 p.m., local time, at the Hilton Hotel, 7373 Turfway Road, Florence, Kentucky, 41042.

Annual Report On Form 10-K

A copy of The Bank of Kentucky Financial Corporation's Annual Report on Form 10 - K for fiscal year 2007, as filed with the Securities and Exchange Commission, will be available at no charge to stockholders upon request to:

The Bank of Kentucky
P.O. Box 577
Florence, KY 41022-0577
Attention: Chief Financial Officer

Market Price of the Company's Common Stock and Dividends Declared

There were 5,684,207 shares of common stock of the Company outstanding on December 31, 2007, which were held of record by 942 shareholders. The Board of Directors declared cash dividends of $.14 per share in March 2005, $.16 per share in September 2005 and $.18 per share in March 2006, $.20 per share in September 2006, $.22 per share in March 2007, and $.24 per share in September 2007.

The Company's common stock is quoted on the OTC Bulletin Board Quarterly high and low prices (which reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions), are shown in the next column.

Fiscal Year 2007	High	Low
First Quarter	$27.00	$25.90
Second Quarter	26.25	25.70
Third Quarter	26.50	25.25
Fourth Quarter	25.50	25.00
Fiscal Year 2006	**High**	**Low**
First Quarter	$26.00	$25.00
Second Quarter	28.00	25.00
Third Quarter	28.00	26.25
Fourth Quarter	26.70	25.55

The following brokerage firms trade the Company's common stock:

Morgan Keegan & Co. Inc.
100 East Rivercenter Boulevard, Ste. 400
Covington, KY 41011
John Ryan
(859) 392-2948

Robert W. Baird & Co. Incorporated
4030 Smith Road, Ste. 100
Cincinnati, OH 45209
John Adams
(888) 784-4856

THE BANK OF KENTUCKY
FINANCIAL CORPORATION

Headquarters
111 Lookout Farm Drive
Crestview Hills, KY 41017
(859) 372-9740

www.bankofky.com

Locations

1065 Burlington Pike
Florence, KY 41042
(859) 372-5175

1831 Madison Avenue
Covington, KY 41014
(859) 581-6400

3950-A Turkeyfoot Road
(inside Remke)
Erlanger, KY 41018
(859) 282-3255

8660 Haines Drive
Florence, KY 41042
(859) 384-5500

12 Taft Highway
Dry Ridge, KY 41035
(859) 824-7444

118 Sixth Avenue
(inside Riverside
SuperValu)
Dayton, KY 41074
(859) 491-2700

12020 Madison Pike
Independence, KY 41051
(859) 356-0700

1850 Ashwood Circle
Ft. Wright, KY 41011
(859) 578-2099

320 Richwood Road
Walton, KY 41094
(859) 485-4910

225 Mary Grubbs Hwy
Walton, KY 41094
(859) 485-9595

6710 McVille Road
Belleview, KY 41005
(859) 586-9870

3133 Dixie Highway
Erlanger, KY 41018
(859) 578-6100

231 Scott Boulevard
Covington, KY 41011
(859) 655-8600

25 N. Ft. Thomas Avenue
Ft. Thomas, KY 41075
(859) 441-3302

82 Carothers Road
(inside Remke)
Newport, KY 41071
(859) 292-0028

2446 Anderson Road
Crescent Springs, KY
41017
(859) 578-2499

2110 North Bend Road
Hebron, KY 41048
(859) 334-3399

3435 Valley Plaza Pkwy
Ft. Wright, KY 41011
(859) 578-6820

330 Mt. Zion Road
Florence, KY 41042
(859) 282-2810

4748 Houston Road
Florence, KY 41042
(859) 282-2820

1900 Declaration Drive
(inside Kroger)
Independence, KY 41051
(859) 363-4500

111 Lookout Farm Drive
Crestview Hills, KY 41017
(859) 372-9740

7612 Alexandria Pike
Alexandria, KY 41001
(859) 635-4117

20 Ferguson Boulevard
(inside Wal-Mart)
Dry Ridge, KY 41035
(859) 824-7181

591 Freedom Park
Edgewood, KY 41017
(859) 578-2599

2800 Alexandria Pike
Highland Heights, KY
41076
(859) 442-4200

501 Monmouth Street
Newport, KY 41071
(859) 655-3100

350 Buttermilk Pike
Ft. Mitchell, KY 41017
(859) 341-9191

END